SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 7)

Under the Securities Exchange Act of 1934

Vitesse Semiconductor Corporation
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

928497106
(CUSIP Number)

Robert L. Chapman, Jr.
Chapman Capital L.L.C.
222 N. Sepulveda Blvd.
El Segundo, CA 90245
(310) 662-1900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. 928497106

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Chap-Cap Activist Partners Master Fund, Ltd. - 98-0486684
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

9,396,084 Common Shares
9 SOLE DISPOSITIVE POWER

9,396,084 Common Shares
10 SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,396,084 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

SCHEDULE 13D CUSIP No. 928497106

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Chap-Cap Partners II Master Fund, Ltd. - 98-0486687
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

6,633,365 Common Shares
9 SOLE DISPOSITIVE POWER

6,633,365 Common Shares
10 SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,633,365 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

SCHEDULE 13D CUSIP No. 928497106

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Chapman Capital L.L.C. - 52-1961967
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

16,029,449 Common Shares
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

16,029,449 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,029,449 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

SCHEDULE 13D CUSIP No. 928497106

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Robert L. Chapman, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

16,029,449 Common Shares
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

16,029,449 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,029,449 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

INTRODUCTION

This Schedule 13D Amendment ("13D Amendment #7") amends the original Schedule 13D filed July 7, 2006 (the "Original 13D") and all subsequent amendments thereto (collectively, the "13D Filings"), and is being filed on behalf of Chap-Cap Partners II Master Fund, Ltd., and Chap-Cap Activist Partners Master Fund, Ltd., Cayman Islands exempted companies (collectively, "the Funds"), Chapman Capital L.L.C., a Delaware limited liability company ("Chapman Capital"), and Robert L. Chapman, Jr., an individual ("Mr. Chapman" and, together with the Funds and Chapman Capital, the "Reporting Persons"). The 13D Filings relate to the common stock, $.01 par value per share, of Vitesse Semiconductor Corporation, a Delaware corporation (the “Issuer” or "Company").  Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Company. Chapman Capital is the investment manager and adviser to the Funds. The Funds directly own the Common Stock to which the 13D Filings relate and over which Chapman Capital may be deemed to have control by virtue of the authority granted by the Funds to vote and to dispose of securities held by the Funds, including the Common Stock. Except as set forth herein, the Original 13D filing and all previous amendments thereto are unmodified.

ITEM 1. Security and Issuer

The 13D Filings relate to the Common Stock of the Company.  The address of the principal executive offices of the Company is 741 Calle Plano, Camarillo, CA 93012.

ITEM 2. Identity and Background

(a)   This statement is being filed by the Reporting Persons.

(b)   The address of the principal business and principal office of the Funds, Chapman Capital and Mr. Chapman is Pacific Corporate Towers, 222 N. Sepulveda Blvd., El Segundo, California 90245.

(c)   The Fund’s present principal business is investing in marketable securities.  Chapman Capital's present principal business is serving as the Investment Manager of the Funds.  Mr. Chapman's principal occupation is serving as Managing Member of Chapman Capital.

(d)   None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Mr. Chapman is a citizen of the United States.

 ITEM 3. Source and Amount of Funds or Other Consideration

The total amount of funds used by Chap-Cap Partners II Master Fund, Ltd., to purchase the 6,633,365 Common Shares reported hereunder was $7,328,653 (including brokerage commissions).  All of such funds were derived from working capital.

The total amount of funds used by Chap-Cap Activist Partners Master Fund, Ltd., to purchase the 9,396,084 Common Shares reported hereunder was $10,181,221 (including brokerage commissions).  All of such funds were derived from working capital.

 ITEM 4. Purpose of Transaction

The purpose of the acquisition of the securities of the Issuer beneficially owned by The Funds was to acquire such securities in the ordinary course of their trade or business of purchasing, selling, trading and investing in securities.

The Reporting Persons may in the future consider a variety of different alternatives to achieving their goal of maximizing shareholder value, including negotiated transactions, tender offers, proxy contests, consent solicitations, or other actions.  However, it should not be assumed that such members will take any of the foregoing actions. The members of the Reporting Persons reserve the right to participate, alone or with others, in plans, proposals or transactions of a similar or different nature with respect to the Issuer.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending on various factors, including the Issuer's business, affairs and financial position, other developments concerning the Issuer, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to them, may in the future take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time.  Such actions may include, without limitation, the purchase of additional shares of Common Stock in the open market, in block trades, or in privately negotiated transactions or otherwise, the sale at any time of all or a portion of the Common Stock now owned or hereafter acquired by them to one or more purchasers, the purchase or sale of Common Stock derivatives, or the distribution in kind at any time of all or a portion of the Common Stock now owned or hereafter acquired by them.  The reasons for the Reporting Persons’ past or prospective increase or decrease in hedged or unhedged exposure to Common Stock now or once owned, or hereinafter acquired, may include, without limitation, the implementation of risk management procedures that involve the purchase or sale of Common Stock into depreciating or appreciating market conditions.  Parties that purchase or sell Common Stock (or derivatives thereof) following the filing of the 13D Filings may be purchasing or selling Common Stock (or derivatives thereof) that is being sold or acquired by the Reporting Persons, respectively.

The Reporting Persons are engaged in the investment business.  In pursuing this business, Chapman Capital personnel analyze the operations, capital structure and markets of companies, including the Issuer, through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management).  From time to time, Chapman Capital may hold discussions with third parties or with management of such companies in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value.  Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the Issuer or acquiring another Company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy.

On July 7, 2006, Mr. Chapman sent a critical letter to Mr. John C. Lewis, Chairman and the Board of Directors of the Issuer.  The correspondence, dated July 7, 2006, was attached as Exhibit B to the Original Schedule 13D.  From July 2006 through the present time, Mr. Chapman and other employees of Chapman Capital have communicated to the Issuer's Chief Executive Officer Christopher Gardner, Chief Financial Officer Shawn Hassel, and Board of Directors the Reporting Persons’ views regarding Vitesse’s prospective financial restatement, governance remediation, and M&A participation. This letter, dated July 7, 2006, is attached hereto as Exhibit B.

On November 29 and 30, 2006, Chapman Capital communicated to Mr. Edward J. Rogas, Jr., head of the Special Committee of the Issuer, the Reporting Persons intention to commence a proxy solicitation to replace the Issuer’s Board of Directors should Issuer director James A. Cole not voluntarily resign his board seat.

On December 6, 2006, Chapman Capital issued a press release demanding resignation of Issuer's Director, James A. Cole. This press release is attached hereto as Exhibit C.

On December 12, 2006, Mr. Chapman was informed that the Issuer's Board of Directors had determined to replace Mr. Hassel as Chief Financial Officer, an action that Chapman Capital had advocated for several months following Mr. Hassel's failure to make demonstrable progress in completing the Issuer's financial restatements.  Mr. Chapman recommended to the Issuer that should Mr. Hassel be offered an alternative position (following the termination of his employment as Chief Financial Officer), the scope of and compensation for such assignment be limited.  Furthermore, Mr. Chapman recommended that Alvarez and Marsal, Mr. Hassel's temporary placement agent, not be utilized in any future capacity given the apparent imbalance between the firm's price and performance.

Based on the increased percentage of the Funds' capital being invested in semiconductor-related equities, the Reporting Persons determined it prudent to reduce their long semiconductor sector exposure via sales of Common Stock.  In addition, the Reporting Persons reduced their combined ownership position in the Issuer below the 5% threshold in order to relieve themselves of certain reporting requirements associated with Section 13D of the Securities Exchange Act of 1934.

On March 5, 2007, Mr. Chapman left a voicemail for Mr. Rogas requesting a call back immediately.

On April 19, 2007, Mr. Chapman left a voicemail for Mr. Gardner regarding Chapman Capital's 13D filing.

On April 20, 2007, Mr. Chapman left a voicemail for Mr. Gardner expressing his disappointment in Mr. Gardner's lack of responsiveness.

On May 17, 2007, Mr. Chapman telephoned Mr. Gardner regarding the Issuer’s owners’ demands for remediation to the Issuer’s flawed corporate governance policies.

On May 29, 2007, Mr. Chapman telephoned Mr. Gardner to discuss adding a “shareholders’ representative” to Issuer's Board, in addition to obtaining the resignation of Director James A. Cole. Mr. Gardner informed Mr. Chapman that Issuer Chairman Edward Rogas, who would need to participate in such a discussion, was on vacation and could not be reached as he had not left an itinerary. Mr. Gardner offered to have a "meeting" with Mr. Chapman and Mr. Rogas over the phone.  However, Mr. Chapman informed Mr. Gardner that Mr. Chapman had no interest in such a meeting without having a resolution to the corporate governance matter to consider.  Mr. Gardner explained that Mr. Gardner felt he had been given insufficient time to effect Chapman Capital’s demands. Mr. Chapman responded that Mr. Gardner and the balance of the Issuer’s Board had been blessed with six months since Chapman Capital’s most recent December 2006 Schedule 13D filing that made similar demands following Mr. Gardner’s assurances that improvements to the Board would be made during the Fall of 2006.

On June 1, 2007, Mr. Chapman telephoned Mr. Rogas demanding immediate action toward Board reconstitution, scheduling of an annual stockholder meeting, and issuance of long overdue audited financial statements.  Mr. Rogas claimed that a) the Issuer, according to the SEC, cannot hold an annual meeting or mail required attendant proxy statement unless a shareholder ‘pushes Vitesse’ with a request for an annual meeting; and b) director candidates identified by Elm Ridge Capital Management, LLC, the advisor to the largest ownership block of the Issuer, were not able to explain satisfactorily to Mr. Rogas the reason for their interest in Issuer Board membership, “never followed up,” just wanted the fees,” and “[he] was so bored with them.”  Mr. Chapman criticized Mr. Rogas for a) not reporting to the SEC Chapman Capital’s repeated past demands for an annual meeting and b) not following up with the candidates himself, to which Mr. Rogas responded, “I’m tired of this bullshit!”  Mr. Chapman then recommended the simple solution of Mr. Rogas's resignation from the Board.  The telephone conversation terminated abruptly soon thereafter.

On June 15, 2007, Chapman Capital issued a press release demanding that Vitesse Semiconductor hold an annual meeting.  This press release is attached hereto as Exhibit F.

    On June 15, 2007, Mr. Gardner and the Issuer's Chief Financial Office, Mr. Richard C. Yonker, returned Mr. Chapman's telephone call from earlier that day. Mr. Chapman excoriated Mr. Gardner for his perpetual, serial offerings of pretexts for failing to take actions that would lead to a reconstitution of the Board. Mr. Chapman highlighted the worsening corporate governance imbalance created by the Issuer's "rescue financier," affiliates of Tennenbaum Capital Partners, LLC, being granted a monitoring representative on the Board while the Issuer's owners have been deprived of the right to elect even one member of their own. Mr. Chapman made it clear to Messrs. Gardner and Yonker that a proxy fight to replace the illegitimately entrenched Board is a near certainty unless the demands of the Issuer's owners are met.

         On June 27, 2007, Chapman Capital issued a press release supporting Mr. Cole's termination as a member of the Issuer's Board of Directors.

         On July 5, 2007, Chapman Capital informed the Issuer's management that Chapman Capital intended to submit to the Securities and Exchange Commission a Schedule 14A commencing a process of soliciting proxies to replace the Issuer's Board of Directors. Chapman Capital's intention to commence such proxy solicitation, which is subject to the Issuer's continued non-compliance with commonly accepted standards of corporate governance, has been motivated by overwhelming support for Issuer Board reconstitution by both the Issuer's institutional and individual investors, the latter represented by the Vitesse Investor Group (http://www.vitesseinvestor.com).

      On July 5, 2007, Mr. Chapman spoke with newly "elected" member of Issuer's Board of Director's, Ms. Willow B. Shire.  Mr. Chapman encouraged Ms. Shire to read the 13D Filings and related press releases.  Mr. Chapman reiterated Chapman Capital's demand that the Issuer announce by July 31, 2007, either a) the scheduling of an annual shareholder meeting; or b) the appointment of no less than two shareholder-selected directors to the Issuers Board.  Mr. Chapman also spoke with Mr. Gardner,  emphasizing that an owner led Board reconstitution was imperative and long overdue.  A correspondence to this effect was sent to the Issuer's management and Board on July 7, 2007 and is attached hereto as Exhibit I.

          On July 26, 2007, Mr. Chapman met with Mr. Gardner and Ms. Shire at Mr. Chapman's home to discuss management, corporate governance and the Board's response to Mr. Chapman's demands that the Issuer announce, by July 31, 2007, either a) the scheduling of a shareholder meeting; or b) the appointment of no less than two shareholder-selected directors to the Issuer's Board.

          On July 30, 2007, Mr. Chapman spoke with Mr. Gardner in advance of Mr. Chapman's stated July 31, 2007 deadline.  Mr. Gardner confirmed that the Issuer's Board of Directors had met and continued to insist that new directors endure a different process than that utilized by the Board for the recent admission of director Willow Shire.  Mr. Chapman expressed his dissatisfaction to which Mr. Gardner simply replied "This is what the Board decided."  Mr. Chapman informed Mr. Gardner that Chapman Capital would begin the process of soliciting proxies from shareholders immediately by filing a Schedule DEFN14A with the Securities and Exchange Commission.

      On July 30, 2007, Chapman Capital announced that following an exhaustive, one-year effort to encourage the Board to come into compliance with core, generally accepted corporate governance standards, it has determined to seek nominees to replace all or part of the Board currently consisting of directors Christopher Gardner, Edward Rogas, Vincent Chan, Alex Daly and Willow Shire.  The Issuer last allowed its owners to elect their representatives on the Board some 18 months ago on January 24, 2006, in clear non-compliance with Section 211 of the Delaware General Corporation Law that required the 2007 annual meeting to be held by February 24, 2007, a date that was within the Delaware-mandated 13 months from the date of the Issuer’s last annual meeting at which directors were elected. This press release is attached hereto as Exhibit J.

Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.  Each of such members may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

 ITEM 5. Interests in Securities of the Company

(a)   Together, the Reporting Persons beneficially own a total of 16,029,449 shares of Common Stock constituting 7.2% of all of the outstanding shares of Common Stock.

(b)   The Reporting Persons have the shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by them.

(c)   The following transactions were effected by the Reporting Persons during the past sixty (60) days:

Chap-Cap Partners II Master Fund, Ltd.

Date	Security	Amount of Shares/Contracts Bought/(Sold)	Approximate Price per Shares/Contracts (inclusive of commissions)
05/31/07	CS	75	$ 1.16
05/31/07	CS	9,800	$ 1.16
05/31/07	CS	19,700	$ 1.16
06/01/07	CS	73,200	$ 1.17
06/01/07	CS	25,740	$ 1.16
06/05/07	CS	24,400	$ 1.19
06/05/07	CS	42,400	$ 1.19
06/06/07	CS	17,100	$ 1.18
06/06/07	CS	9,400	$ 1.18
06/06/07	CS	26,900	$ 1.18
06/07/07	CS	27,000	$ 1.19
06/07/07	CS	4,900	$ 1.19
06/08/07	CS	9,000	$ 1.19
06/08/07	CS	85,000	$ 1.19
06/11/07	CS	18,000	$ 1.19
06/11/07	CS	4,700	$ 1.17
06/11/07	CS	45,000	$ 1.19
06/12/07	CS	81,900	$ 1.18
06/13/07	CS	19,500	$ 1.18
06/13/07	CS	26,400	$ 1.19
06/14/07	CS	9,700	$ 1.18
06/14/07	CS	24,300	$ 1.18
06/14/07	CS	34,600	$ 1.18
06/18/07	CS	31,500	$ 1.19
06/19/07	CS	48,900	$ 1.19
06/20/07	CS	4,900	$ 1.18
06/20/07	CS	10,000	$ 1.19
06/21/07	CS	49,000	$ 1.19
06/21/07	CS	16,200	$ 1.18
06/25/07	CS	6,100	$ 1.14
06/25/07	CS	121,600	$ 1.14
06/26/07	CS	17,500	$ 1.15
06/26/07	CS	15,000	$ 1.14
06/26/07	CS	27,600	$ 1.14
06/27/07	CS	3,600	$ 1.15
06/27/07	CS	3,000	$ 1.17
06/28/07	CS	10,000	$ 1.15
06/28/07	CS	650	$ 1.16
06/28/07	CS	6,947	$ 1.14
06/29/07	CS	15,600	$ 1.15
06/29/07	CS	45,000	$ 1.15
06/29/07	CS	8,700	$ 1.15
06/29/07	CS	126,000	$ 1.16
06/29/07	CS	360,000	$ 1.16
07/02/07	CS	4,500	$ 1.15
07/02/07	CS	45,000	$ 1.15
07/02/07	CS	6,300	$ 1.14
07/02/07	CS	17,600	$ 1.15
07/03/07	CS	14,200	$ 1.16
07/03/07	CS	24,400	$ 1.16
07/03/07	CS	4,900	$ 1.16
07/03/07	CS	2,900	$ 1.15
07/05/07	CS	17,600	$ 1.16
07/06/07	CS	4,900	$ 1.16
07/06/07	CS	8,700	$ 1.15
07/06/07	CS	12,500	$ 1.17
07/13/07	CS	24,300	$ 1.19
07/13/07	CS	24,300	$ 1.18
07/16/07	CS	59,800	$ 1.18
07/16/07	CS	9,700	$ 1.17
07/16/07	CS	23,000	$ 1.18
07/17/07	CS	17,900	$ 1.17
07/17/07	CS	39,100	$ 1.18
07/18/07	CS	2,300	$ 1.16
07/18/07	CS	34,500	$ 1.18
07/19/07	CS	13,900	$ 1.17
07/19/07	CS	9,400	$ 1.18
07/19/07	CS	18,500	$ 1.18
07/20/07	CS	34,600	$ 1.18
07/20/07	CS	9,200	$ 1.18
07/23/07	CS	27,800	$ 1.18
07/23/07	CS	23,200	$ 1.18
07/23/07	CS	35,300	$ 1.18
07/24/07	CS	16,300	$ 1.18
07/24/07	CS	46,500	$ 1.18
07/24/07	CS	24,600	$ 1.18
07/25/07	CS	4,700	$ 1.18
07/25/07	CS	1,800	$ 1.18
07/25/07	CS	9,000	$ 1.18
07/26/07	CS	60,000	$ 1.17
07/26/07	CS	30,600	$ 1.17
07/27/07	CS	10,900	$ 1.16
07/27/07	CS	15,148	$ 1.16
07/27/07	CS	27,000	$ 1.17

Chap-Cap Activist Partners Master Fund, Ltd.

Date	Security	Amount of Shares/Contracts Bought/(Sold)	Approximate Price per Shares/Contracts (inclusive of commissions)
05/31/07	CS	75	$ 1.16
05/31/07	CS	10,200	$ 1.16
05/31/07	CS	20,700	$ 1.16
06/01/07	CS	76,800	$ 1.17
06/01/07	CS	25,740	$ 1.16
06/05/07	CS	25,600	$ 1.19
06/05/07	CS	44,500	$ 1.18
06/06/07	CS	17,900	$ 1.18
06/06/07	CS	9,800	$ 1.18
06/06/07	CS	28,100	$ 1.18
06/07/07	CS	28,600	$ 1.19
06/07/07	CS	5,100	$ 1.19
06/08/07	CS	1,000	$ 1.19
06/08/07	CS	9,400	$ 1.19
06/11/07	CS	2,000	$ 1.19
06/11/07	CS	500	$ 1.17
06/11/07	CS	5,000	$ 1.19
06/12/07	CS	9,100	$ 1.18
06/13/07	CS	20,500	$ 1.18
06/13/07	CS	27,600	$ 1.19
06/14/07	CS	10,300	$ 1.18
06/14/07	CS	25,700	$ 1.18
06/14/07	CS	36,500	$ 1.17
06/18/07	CS	3,500	$ 1.19
06/19/07	CS	51,100	$ 1.19
06/20/07	CS	5,100	$ 1.18
06/20/07	CS	10,000	$ 1.19
06/21/07	CS	51,000	$ 1.19
06/21/07	CS	16,800	$ 1.18
06/22/07	CS	30,000	$ 1.18
06/22/07	CS	59,000	$ 1.18
06/25/07	CS	6,400	$ 1.14
06/25/07	CS	126,400	$ 1.14
06/26/07	CS	157,500	$ 1.15
06/26/07	CS	135,000	$ 1.14
06/26/07	CS	248,000	$ 1.14
06/27/07	CS	32,400	$ 1.15
06/27/07	CS	27,000	$ 1.17
06/28/07	CS	90,000	$ 1.15
06/28/07	CS	5,600	$ 1.17
06/28/07	CS	62,500	$ 1.14
06/29/07	CS	1,750	$ 1.15
06/29/07	CS	5,000	$ 1.15
06/29/07	CS	1,000	$ 1.15
06/29/07	CS	14,000	$ 1.16
06/29/07	CS	40,000	$ 1.16
07/02/07	CS	500	$ 1.15
07/02/07	CS	5,000	$ 1.15
07/02/07	CS	700	$ 1.14
07/02/07	CS	1,951	$ 1.15
07/03/07	CS	14,814	$ 1.15
07/03/07	CS	25,600	$ 1.16
07/03/07	CS	5,100	$ 1.16
07/03/07	CS	3,100	$ 1.15
07/05/07	CS	18,289	$ 1.16
07/06/07	CS	5,100	$ 1.16
07/06/07	CS	9,208	$ 1.15
07/06/07	CS	12,500	$ 1.17
07/13/07	CS	25,700	$ 1.19
07/13/07	CS	25,700	$ 1.18
07/16/07	CS	70,200	$ 1.18
07/16/07	CS	11,300	$ 1.17
07/16/07	CS	27,000	$ 1.18
07/17/07	CS	21,100	$ 1.17
07/17/07	CS	45,900	$ 1.18
07/18/07	CS	2,700	$ 1.16
07/18/07	CS	40,500	$ 1.18
07/19/07	CS	16,100	$ 1.17
07/19/07	CS	11,001	$ 1.17
07/19/07	CS	21,500	$ 1.18
07/20/07	CS	40,400	$ 1.18
07/20/07	CS	10,800	$ 1.18
07/23/07	CS	32,200	$ 1.18
07/23/07	CS	26,800	$ 1.18
07/23/07	CS	40,700	$ 1.18
07/24/07	CS	18,700	$ 1.18
07/24/07	CS	53,500	$ 1.18
07/24/07	CS	28,310	$ 1.17
07/25/07	CS	5,300	$ 1.18
07/25/07	CS	2,000	$ 1.18
07/25/07	CS	10,300	$ 1.18
07/26/07	CS	240,000	$ 1.17
07/26/07	CS	122,400	$ 1.17
07/27/07	CS	43,600	$ 1.17
07/27/07	CS	60,400	$ 1.17
07/27/07	CS	108,000	$ 1.17

* CS = Common Shares, C = Calls, P = Puts
** A = Assigned, E = Exercised

The above transactions were effected by the Reporting Persons on the Pink Sheets.

Except as set forth above, during the last sixty days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

(d)   Except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)   Not applicable.

 ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

Not applicable.

ITEM 7. Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated July 7, 2006, among Chap-Cap Partners II Master Fund, Ltd., Chap-Cap Activist Partners Master Fund, Ltd., Chapman Capital L.L.C., and Robert L. Chapman, Jr.
Exhibit B	Letter dated July 7, 2006, from Robert L. Chapman, Jr., as Managing Member of Chapman Capital L.L.C., demanding a full scale auction of the Company following a financial restatement and rescission of all improperly granted stock options.
Exhibit C	Press release dated December 6, 2006, from Chapman Capital demanding resignation of Issuer's Director, James A. Cole.
Exhibit D
Letter dated December 6, 2006, from Robert L. Chapman, Jr., as Managing Member of Chapman Capital L.L.C., to Mr. John C. Lewis and Mr. Edward J. Rogas, Jr., Chairman and Director respectively of the Board of Directors of the Issuer.

Exhibit E	Correspondences from Mr. Chapman to Issuer's management including Mr. Edward J. Rogas, Jr., Chairman of the Issuer, Mr. Christopher R. Gardner, CEO of the Issuer, and Shawn C. Hassel, CFO of Issuer.
Exhibit F	Press release dated June 15, 2007, from Chapman Capital demanding that Vitesse Semiconductor hold an annual meeting.
Exhibit G	Letter dated June 15, 2007, from Mr. Chapman to the Issuer's Board and addressed to Mr. Rogas, now Chairman of the Issuer.
Exhibit H	Press release dated June 27, 2007, from Chapman Capital supporting the termination of James A. Cole's membership from Issuer's Board of Directors.
Exhibit I	Correspondence dated July 7, 2007, from Mr. Chapman to Issuer's management and Board of Directors reiterating July 31, 2007 deadline for progress on Board reconstitution.
Exhibit J	Press release dated July 30, 2007, from Chapman Capital announcing its determination to initiate a process to replace all or part of the Issuer's Board.

 SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2007	Chap-Cap Partners II Master Fund, Ltd.
By: Chapman Capital L.L.C.,
as Investment Manager

	By:	/s/ Robert L. Chapman, Jr.
Name: Robert L. Chapman, Jr.
Title: Managing Member

Dated: July 30, 2007	Chap-Cap Activist Partners Master Fund, Ltd.
By: Chapman Capital L.L.C.,
as Investment Manager

	By:	/s/ Robert L. Chapman, Jr.
Name: Robert L. Chapman, Jr.
Title: Managing Member

Dated: July 30, 2007	CHAPMAN CAPITAL L.L.C.

	By:	/s/ Robert L. Chapman, Jr.
Name: Robert L. Chapman, Jr.
Title: Managing Member

Dated: July 30, 2007	/s/ Robert L. Chapman, Jr.
Robert L. Chapman, Jr.

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Vitesse Semiconductor Corporation. dated July 7, 2006, and any further amendments thereto signed by each of the undersigned, shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated: July 7, 2006

CHAP-CAP PARTNERS II MASTER FUND, LTD.
By: Chapman Capital L.L.C.,
as Investment Manager

By:	/s/Robert L. Chapman, Jr.
Robert L. Chapman, Jr.
Managing Member

CHAP-CAP ACTIVIST PARTNERS MASTER FUND, LTD.
By: Chapman Capital L.L.C.,
as Investment Manager

By:	/s/Robert L. Chapman, Jr.
Robert L. Chapman, Jr.
Managing Member

CHAPMAN CAPITAL L.L.C.

By:	/s/Robert L. Chapman, Jr.
Robert L. Chapman, Jr.
Managing Member

/s/Robert L. Chapman, Jr.
Robert L. Chapman, Jr.

Exhibit B
Robert L. Chapman, Jr.
Managing Member

July 7, 2006

Mr. John C. Lewis
Chairman (70; ~ 0.1% owner1)
Vitesse Semiconductor Corporation
741 Calle Plano
Camarillo, CA  93012
Director, Pinnacle Systems Inc.
Director, Cypress Semiconductor Corp.
Fmr. Director, Infinity Financial Tech., Inc.
Fmr. Ch./CEO/Pres., Amdahl Corp.
Office:  (805) 388-3700
Facsimile:  (805) 987-5896

Mr. Edward Rogas, Jr. (65; 2000)	Mr. Louis R. Tomasetta (57; 1987)	Mr. Moshe Gavrielov[4] (51; 04/05)
Director, Vitesse (~ 0% owner2)	Director, Vitesse (~ 0.4% owner3)	Director, Vitesse (~ 0% owner5)
741 Calle Plano	3651 Via De Costa	EVP/Gen. Mgr., Cadence, Inc.
Camarillo, CA 93012	Thousand Oaks, CA 91360	2655 Seely Avenue
Fmr. SVP, Teradyne, Inc.	Co-Fdr.,Fmr. CEO/Pres., Vitesse Corp.	San Jose, CA 95134
Fmr. Dir. Unit Instruments, Inc.	Fmr. Pres., Vitesse Integ. Circuits Div.	Fmr. Dir., CEO, Verisity Ltd.
Fmr. Dir. Autoclave Engineers Inc.	Fmr. Dir. Maker Comm. Inc.	Office: (408) 943-1234 Ext. 6802
Office: (805) 388-3700	Office: (805) 493-0160	Facsimile: (408) 428-5001
Facsimile: (805) 987-5896	Facsimile: (805) 987-5896	mary.macdonald@teradyne.com

1John C. Lewis ownership stake: 115,000 shares per Vitesse 2006 Proxy Statement dated December 19, 2005.  Total outstanding share count of 219,882,044 as of November 30, 2005.
2 Messrs. Gavrielov and Daly have their names boldfaced due to their comprising the Special Committee of the Board of Directors.
3 Edward Rogas, Jr. ownership stake: unmentioned in Vitesse 2006 Proxy Statement, in which Mr. Rogas is first nominated to the Board.
4 Louis R. Tomasetta ownership stake: 924,459 shares per Vitesse 2006 Proxy Statement.
5 Moshe Gavrielov ownership stake: approximately “—” shares per Vitesse 2006 Proxy Statement.

Dr. Vincent Chan, Phd. (57; 2000)	Mr. James A. Cole, (63; 1987)	Mr. Alex Daly (44; 1988)
Director, Vitesse (~ 0% owner6)	Director, Vitesse (~ 0.1% owner7)	Director, Vitesse (~ 0% owner8)
Director, MIT Lab for Info & Dcns.	M/G. Partner, Windward Vent., L.P.	Founder, Ch./CEO, Nutrophy, Inc. [9]
77 Massachusetts Ave., Bldg. 32	P.O. Box 7688	7003 N Waterway Dr., Suite 222
Cambridge, MA 02139	Thousand Oaks, CA 91359	Miami, FL 33155
Fmr. Head, Comm. & I.T. Div., MIT	Director, Giga-Tronics, Inc.	Ch. Fmr. /Pres./CEO, ArcSight, Inc.
Office: (617) 253-2142	G.P., Spectra/New Enter. Ass.	Office: (305) 260-0883
Facsimile: (805) 987-5896	Founder, Pres., Amplica, Inc	Facsimile: (305) 260-9395
Fmr. Dir. Spectrian Corp.
Office: (805) 497-3222
Facsimile: (805) 497-9331

Via U.S. Postal Service & United Parcel Service

Dear Mr. Lewis (and the Vitesse Board of Directors):

Chap-Cap Partners II and Chap-Cap Activist Partners (the “Chap-Cap Funds”), advised by Chapman Capital L.L.C., own over 16 million common shares, or 7.3%, of Vitesse Semiconductor Corporation (“Vitesse”, the “Company”).  To put this ownership stake into perspective, our hedge funds’ financial interest in Vitesse’s common equity now exceeds Vitesse’s Board of Directors’ ownership by a factor of 13-to-110 and is over twice the ownership position of Vitesse’s second largest reported shareholder.11   Despite Chapman Capital’s foremost ownership in the Company, you would be well advised not to mistake it for a vote of confidence in you (as Vitesse’s “superintendent”) or the balance of the Board.  To the contrary, Chapman Capital believes that after treating backdated stock options tied to the success of Vitesse’s computer chips like past-expiration bags of stale potato chips, the Board’s stewardship shall be proven grossly negligent, if not fraudulent.

Chapman Capital demands that Vitesse, following financial restatement and rescission of all improperly granted stock options, conclude a full scale auction of the Company, which we estimate would value Vitesse in excess of $4.50 per share as part a strategic bidder’s post-merger business model. Vitesse’s market capitalization today stands at just over $300 million,12 which when combined with its approximately $97 million in convertible,13 subordinated debt and approximately $50 million drawn from the Tennenbaum facility (offset by the cash itself and other net working capital14) values the enterprise at approximately two times its estimated $200 million (~ $0.90/share) in estimated CY2006 revenues.15  Importantly, Vitesse itself has forecast gross margins to settle at 50%,16 led by 60% networking margins that ratchet up 50% SAS and 40% Ethernet product margins.  Strategic/horizontal mergers often are driven by procurement-related and redundant

6 Vincent Chan ownership stake: 30,000 shares per Vitesse 2006 Proxy Statement.
7 James A. Cole ownership stake: 193,700 shares per Vitesse 2006 Proxy Statement.
8 Alex Daly ownership stake: approximately “—” shares per Vitesse 2006 Proxy Statement.
9 Nutrophy, Inc. is an online “personalized nutrition” provider; see http://www.nutrophy.com.
10 Vitesse Board of Directors owns 1,263,159 shares per Vitesse 2006 Proxy Statement.
11 Source:  SEC Schedule 13F filed by Kopp Investment Advisors Inc., reporting ownership of 7.4 million shares of Vitesse as of March 31, 2006.
12 Vitesse’s equity market capitalization of $310 million as of July 6, 2006, is based on a share price of approximately $1.40.
13 Vitesse’s 1 ½% debt is convertible at $3.92/share, may be put or called in October 2009, and matures on October 1, 2024; Lehman Brothers served as lead manager; the conversion price may be subject to downward renegotiation as a result of recent corporate developments.
14 Chapman Capital believes that Vitesse’s cash crunch that precipitated the ultra-high yielding Tennenbaum facility was caused primarily by Vitesse’s a) overreaction to lengthening lead times and resultant excessive wafer inventory build-up, and b) distributor channel stuffing as implied by the Company’s revenue recognition related commentary.
15 Vitesse reportedly had been guiding toward $230-250 million in CY2006 revenues as of February 2006, with a ramp-up to just under $70 million in 1QFY2007 (ending December 31, 2006) revenues estimated by various sellside analysts.
16 Gross margins in Vitesse’s 1QFY2006 (ending December 31, 2005), 4QFY2005, 3QFY2005 and 2QFY2005 were 57%, 55%, 54% and 56% respectively, making reasonable our acceptance of Vitesse’s 50% long-term gross margin estimate.

SG&A savings that macerate otherwise fat gross margins such as those forecasted by Vitesse.  A strategic buyer with its own R&D/general/administrative capabilities and overlapping sales force should be able to focus on Vitesse’s revenues and gross income when valuing this uniquely positioned Company.  Until the most recently reported quarter, Vitesse’s R&D expense alone consumed nearly 100% of the Company’s gross income,17 with approximately $13 million of quarterly SG&A expense thereafter tanking operating income deep into the red as far back as a shareholders’ red eyes can see.  Estimating conservatively that Vitesse’s CY2007 revenues will equate to at least $1.00/share and thereafter generate $0.50/share in gross income, a mere ten multiple applied to the latter escalates Vitesse’s private market value to $4.50 per share,18 over three times today’s depressed market price.

Vitesse’s well-planned redesign into the sweet spot of the low-cost Gigabit Ethernet19 upgrade cycle,20 combined with pent up demand driving double digit growth for its Network products21 from merging and recovering U.S. and Asian22 telecommunications equipment customers, makes the Company an ideal acquisition candidate.  Octal PHY competitors such as Marvell Technology Group Ltd., also caught up in this option backdating fiasco, have reported as much as 40% revenue growth in recent quarters.23  In storage, Vitesse’s 2 Gigabit Fibre Channel-SAS transition currently should be ramping up, though the loss of EMC for the Company’s 4 Gigabit solution was disappointing.24  Even after discounting Vitesse’s own $750 million and $450 million acquisitions of Sitera Inc.25 and Orologic Inc.26 respectively due to their top-of-the-bubble timing, the Company’s micro-capitalization status begins to look absurd.  Layered on top of those acquisitions was Vitesse’s $275 million27 deal to buy Versatile Optical Networks in 2001, followed more recently by the announcement of Vitesse’s $66 million cash deal for Cicada Semiconductor Corporation.28  While the acquisitions mentioned above have contributed mightily to Vitesse’s intangible (and thus valuation-light) goodwill of nearly a quarter of a billion dollars, Chapman Capital is confident that Vitesse’s resultant line-up of leading products will lead to an auction met with high demand from U.S., European and Asian bidders.

17 R&D expense consumed gross income in Vitesse’s 1QFY2006 (ending December 31, 2005), 4QFY2005, 3QFY2005 and 2QFY2005 at the rate of 74%, 95%, 87%, and 98% respectively.
18 $4.50 equity PMV estimate = (($0.50 gross income x 10) - $0.50 net debt) = (($1.00 revenue x 5)) - $0.50 net debt).
19 Cisco/Linksys is estimated as a 7-10% customer in Vitesse’s Ethernet business; Vitesse’s E-StaX-34 Low Cost Stackable Layer-2 GbE Smart Switch is the industry’s first low cost stackable Layer-2 GbE smart switch, eliminating the need for Fast Ethernet stackable products.
20 Chapman Capital itself upgraded its LAN from 10/100 Mb/sec to 1000 Mb/sec this past March 2006 using Linksys switches that utilize Vitesse technology.
21 Vitesse has design wins with 8 of the top 10 Ethernet over SONET customers, a group that includes Lucent/Alcatel, Siemens, Tellabs, Nortel, Marconi, Huawei, ZTE, JDS Uniphase and Ciena; Vitesse’s 10GbE transceiver solutions, showcased at Interop on May 2-4, 2006, enhance and enable the latest high-speed signals and protocols in Metro, enterprise and storage equipment; Networking competitors include PMC-Sierra, Inc. and Agere Systems Inc. in Transport, and Maxim Integrated Products, Inc. (also under backdated option investigation) plus Mindspeed Technologies Inc. in PHY.
22 Asian customers include Huawei Technologies, which had doubled its October 2005 forecasts as of January 2006.
23 Marvell Technology reported April 2006 quarterly revenues of $521 million vs. $365 million the previous year.
24 Chapman Capital believes it is reasonable to expect SAS products such as the VSC7250/VSC7251, assuming $17-45/port pricing, to grow into a $5 million/quarter revenue line by year end 2006.  Orders from other storage customers such as Hewlett-Packard, IBM, Hitachi and Brocade should lead to a stabilization in storage revenues.
25 Sitera stock (vs. cash) acquisition was announced on April 20, 2000 and consummated on June 2, 2000; Vitesse advisors were Lehman Brothers and Davis Polk.
26 Orologic stock (vs. cash) acquisition was announced on March 27, 2000 and consummated on March 31, 2000; Vitesse advisors were Lehman Brothers and Davis Polk.
27 Versatile Optical Networks acquisition value was $275 million at the June 4, 2001, announcement date but had fallen to $125 million by its consummation on July 31, 2001; Vitesse advisors were Lehman Brothers and Davis Polk.
28 Cicada cash acquisition announced December 29, 2003 and consummated February 4, 2004.

The Special Committee of the Board of Directors29 must take any and all actions necessary to obtain the rescission of former management’s unexercised, backdated stock options,30 and disgorgement of all ill-gotten profits from those that have been converted to capital gains via option-related stock sales.  In an April 2006 press release and related SEC filing,31  Vitesse announced that its Board had appointed a “Special Committee of independent directors to conduct an internal investigation relating to past stock option grants, the timing of such grants and other related accounting and documentation issues.”  In the same company filing, Vitesse admitted that “in the course of its investigation, issues have arisen relating to the integrity of documents concerning the Company’s stock option grants.”  As the Special Committee surely must have learned by this time, in order for backdated stock options to be legal32 the following circumstances must be present: 1) Vitesse’s formal plan under which the stock options were issued33 permits stock option backdating; 2) Vitesse’s income statements and balance sheets are properly reported in the Company’s quarterly SEC filings, reflecting compensation and tax expenses or liabilities arising from the grant of “in-the-money” options; and 3) Vitesse’s annual proxy statements and periodic SEC insider filings34 disclose any backdated nature of granted stock options.  It is Chapman Capital’s belief that Vitesse’s Special Committee found cause to terminate Messrs. Tomasetta, Hovanec, and Mody (hereinafter, “The Three Stooges”) following an investigation into potential securities violations.  Given that the Three Stooges may face civil and criminal penalties including criminal liability for fraud or income tax evasion, they may be well advised to disgorge voluntarily any illegally obtained gains and allow for the rescission of any improperly granted, unexercised stock options as a starting point to any plea agreement with the United States Securities and Exchange Commission and Department of Justice.

29 The Special Committee of the Board of Directors is comprised of Messrs. Rogas and Gavrielov.
30“Backdating” is the deliberate act of moving the grant and/or effective date of a stock option grant to a prior date during which the market price for the underlying shares was lower than the market price on the actual date that the stock options were awarded, typically via compensation committee meeting or approval by unanimous written consent in lieu of such meeting
31 Source: Vitesse Form 8-K dated April 27, 06.
32 The specific laws that regulate the granting and disclosure of stock options are the Securities Exchange Act of 1934 (Section 10(B) regarding making a material misrepresentation of a known fact; Section 10b-5 regarding using material, non-public information for financial gain to the detriment of counterparties; and Section 20(a) regarding individuals using their positions of power/control over corporate directives to present false or misleading information), the Sarbanes-Oxley Act of 2002 (Section 906 regarding the requirement by CEOs and CFOs to certify periodic SEC filings that fairly represent the company’s financial condition; and Section 302 regarding certifications with respect to the disclosure in a company’s SEC filings), the Foreign Corrupt Practices Act (USC Section 78(m) regarding falsification of a corporate document used to permit access to corporate assets), the Internal Revenue Code (Section 162(m) regarding the $1,000,000 limitation on the tax deductibility of compensation paid to certain executive officers by a publicly-held corporation, unless that compensation is performance-based -- stock options are exempted from this section if their exercise price is equal to the fair market value of the stock on the date of the grant; and Section 409A regarding discounted options and the related need to modify an options plan by year-end to avoid punitive taxation on below-market grants of options); and state regulations regarding breach of fiduciary duty, waste of corporate assets and potentially an usurpation of a corporate opportunity, depending on jurisdiction.
33 Vitesse has issued free stock/stock options under its 2001 Stock Incentive Plan, 1999 International Stock Option Plan, 1991 Stock Option Plan, 1991 Directors’ Stock Option Plan, 1989 Stock Option Plan, and 1991 Employee Stock Purchase Plan.
34 SEC Form 4 references in its “**” footnote that “intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)”.

The wealth scalped from the skulls of Vitesse’s owners by the “throttled threesome” should supply ample liquidity for these disgraced executives to begin restoring their lost honor.  Former CEO Tomasetta, EVP/Finance Hovenac35 and CFO Mody have sold Vitesse shares for estimated amounts exceeding $42 million,36 $15 million, and $2 million37 respectively from 1999-2005.  Due to these three executives’ potential breach of their fiduciary duties to Vitesse’s owners, the Company’s market value has fallen so precipitously that this aforementioned nearly $60 million total now approximates 20% of Vitesse’s entire market capitalization, which itself has lost an estimated $300 million on the backs of these individuals’ potential transgressions.  Unless those guilty of such potential infractions seek to take the "perp walk" down the path that expires where Kenneth Lay now lies scattered in ashes, I expect that option cancellation38 would be a welcomed part of any plea bargain agreement.  On March 18, 2006, Vitesse Compensation Committee member Daly told the Wall Street Journal that “a review of the grants found ‘nothing extraordinary’ about their timing, and ‘absolutely no grants have been made to anyone, least of all the CEO, that are out of sequence with our normal grant policy.’” Chapman Capital hopes that Mr. Daly is more diligent in pursuing any remuneration to Vitesse’s owners than he was when investigating the acts themselves.

35 Mr. Hovanec served as CFO from 1993-2005 before being promoted to EVP of Finance.
36 In a watershed event, the Wall Street Journal broke the story on Vitesse’s potentially backdated stock options on March 18, 2006; according to that article, Mr. Tomasetta “reaped tens of millions of dollars from stock options … [despite the fact that Vitesse’s shares] now rest at about the level of a decade ago.”  Specifically, the WSJ cited a March 1997 option grant that, “adjusted for later stock splits, gave [Tomasetta] the right to buy 600,000 shares at $5.625 each. The date they were priced coincided with a steep fall in Vitesse's stock, to what turned out to be its low for the year. He pocketed $23.1 million in profit when he exercised most of these options between 1998 and 2001.”  The WSJ further reported, “In eight of Mr. Tomasetta's nine option grants from 1994 to 2001, the grants were dated just before double-digit price surges in the next 20 trading days.  The odds of such a pattern occurring by chance are about one in 26 billion.”
37 Source:  The Washington Service.
38 Chapman Capital demands cancellation of, and disgorgement of improperly obtained capital gains from, all improperly granted stock options.

Fortunately for Vitesse’s Board, extensive precedent now exists in the public markets for the canceling, rescission, renunciation and voiding of all improperly granted stock options, and disgorgement of any unlawfully obtained gains related thereto.  Specifically, the list below details how certain rehabilitated public company directors have dealt with this issue by obtaining the restitution for, or any rescission of, illegally or improperly backdated stock options, in some cases negating the need for any financial restatement whatsoever.
Mercury Interactive (Nasdaq: MERQ)
Perhaps making itself the gold standard for backdated stock option restitution, Mercury declared void and unenforceable an aggregate of 2,625,416 vested and unexercised options granted between 1997 and 2002 to former CEO Amnon Landan.[39] Furthermore, Mercury determined that Mr. Landan had been terminated for cause and was therefore not entitled to receive severance benefits under his Employment Agreement.[40]   Additionally, Mercury re-priced the existing stock options of former CFO Doug Smith to the day the grants actually were granted, and, with regard to exercised options, forced Smith to pay the difference between the exercise price of the options and the closing price of the company’s stock on the day in which the grants were actually determined.[41]

Apple Computer (Nasdaq: AAPL)	Cancelled backdated stock option grant to CEO Steve Jobs.[42]
Brooks Automation (Nasdaq: BRKS)	Implicated Directors chose to resign from the Board, and to voluntarily renounce all their current stock options and restricted stock awards, whether or not vested.[43]
Comverse Technology (Nasdaq: CMVT)
Settled an agreement with implicated and subsequently resigned CEO and President Kobi Alexander stipulating that:“Mr. Alexander will not be entitled to receive any stock options, restricted stock, stock appreciation rights or any equity or other incentive compensation under any plan or other arrangement of the Company, no previously granted stock options, restricted stock, stock appreciation rights or other equity compensation shall vest and the Alexander Employment Term shall not count towards vesting. In addition, Mr. Alexander agreed not to exercise or transfer any outstanding options during the Alexander Employment Term.”[44]  In April 2006, Comverse said some option-grant dates used in its accounting “differed” from the actual grant dates, and that it would restate more than five years of financial results.

Analog Devices (NYSE: ADI)
Acknowledged having granted options just ahead of good news (spring-loading) and agreed with the SEC to re-price options granted to Mr. Fishman (President and CEO) and other directors.  Mr. Fishman also agreed to make a disgorgement payment with respect to options granted in certain years.[45]

39 Source:  Mercury Interactive Corporation Form 8-K dated June 9, 2006.
40 Source:  Mercury Interactive Corporation Form 8-K dated May 19, 2006.
41 Source:  Mercury Interactive Corporation Form 8-K dated November 3, 2005.
42 Source: Apple Computer Press Release dated June 29, 2006;  http://www.apple.com/pr/library/2006/jun/29stock.html
43 Source: Brooks Automation Press Release dated May 18, 2006.  http://investor.brooks.com
44 Source:  Comverse Technology, Inc. Form 8-K dated April 28, 2006.
45 Source:  Analog Devices, Inc. Press Release, November 15, 2005; http://www.analog.com/en/press/0,2890,3%255F%255F88325,00.html

Your apparent greed and lax oversight while serving as Chairman of the Board of Amdahl Corporation46 and stock option insouciance as a director of Cypress Semiconductor Corporation compound our concerns regarding your past and future stewardship of Vitesse in a similar capacity.  In a May 18, 1992, article entitled “Stock Giveaways Serve as ‘Golden Handcuffs,” the San Francisco Chronicle highlighted you personally as one of the beneficiaries of one of the largest free stock or stock option giveaways.47  Renowned compensation consultant Graef Crystal was quoted in that article saying, “You tell the shareholders you are aligning the guy's interest with that of the company, but it's purely a giveaway.  It's the closest thing in the executive suite to union featherbedding.”  Matching our concerns regarding free stock options or restricted stock, Jim Kuhns further remarked, “You get the stock no matter what you do.  All you have to do is make sure you don’t lose your job before the restrictions lapse.”  Local San Francisco Bay executives must have taken notice of your stock/option promiscuousness, for the very next year Cypress Semiconductor CEO and shameless stock option junkie T.J. Rodgers expressed ecstasy when he announced your addition to his Board of Directors on November 10, 1993.  In Cypress’ announcement of Mr. Lewis’ instatement as director, Rodgers exclaimed that he“look[ed] forward to having this industry legend on the Cypress team.”48 One wonders, given your disturbing participation in a company notorious among the investment community for “getting huge cash compensation to employees in somewhat of a cloaked fashion,”49 how you possibly can be trusted to wean Vitesse executives away from sucking on its own stock options areola.

As Chairman of the Board of Directors of Vitesse, you cannot escape blame for weak oversight of a partially-expelled executive management team that dwelled far too long in the abyss of confident incompetence. It may have seemed like an expeditious exercise in denunciation to fire the Three Stooges, but expulsion to their respective cages after they committed their allegedly improper acts is no substitute for fulfilling your duty of due care to prevent them from happening in the first place.  Vitesse’s Board may have become insensitive to the financial agony being felt by the Company’s owners due to the Board’s near failure to qualify as owners themselves.  As the advisor to Vitesse’s largest owner, Chapman Capital will not allow you to pretermit its demands for a sale of the Company.  Indeed, our firm intends to initiate a full scale investigation of you and the balance of the Board, utilizing an in-house private investigator (and former Marine who has returned from battle in the Balkans) who will be directed to shadow your past, present and prospective activities as they potentially affect our ownership interest in the Company.  We may seek to obtain intimate knowledge of all aspects of your life that may indicate an adverse effect or risk to our investment.  In essence, you should live and breathe under the cloud that your past failures to regulate the Three Stooges have subjugated the Board and executive management into a state of perpetual audit.

Vitesse CEO Chris Gardner appears to Chapman Capital to be emotionally estranged from and morally misaligned with the Company’s Owners.  In what may be the most untimely display of disregard for owner interests that I ever have witnessed, it has been reported to the SEC that in the midst of Vitesse’s recently facing NASDAQ delisting, delay and

46 Mr. Lewis served as Amdahl Corporation President from 1977-1983, CEO/President from 1983-1987, Chairman/CEO from 1987-1992, Chairman from 1992-1996, Chairman/CEO/President from 1996-1998, and Chairman from 1998-2001; prior to his lengthy tenure at Amdahl, Mr. Lewis was a salesman at IBM Service Bureau Corporation (1960-1970), held various positions at Computer Sciences Corporation (1970), and advanced to the position of Xerox Corporation President (1976-1977).
47 In a table entitled “LARGEST CORPORATE GIFTS,” the San Francisco Chronicle cited the value of restricted stock given to Mr. Lewis, “generally at no cost or for a token sum,” at $621,075.
48 Source:  Business Wire, November 10, 1993.
49 Statements made by Ken Broad, fund manager at Transamerica Investment Management.  Source:  TheStreet.com, October 3, 2003.

restatement of financial statements, and a rescue financing that had depressed the market value of its shares, Mr. Gardner was granted 400,000, ten-year50 stock options struck at the depressed price of $1.53/share.  However, the grant alone is not the primary source of Chapman Capital’s outrage.  As shocking as this will be for Vitesse owners to read, these 400,000 free stock options were not priced on or as of May 15, 2006, the date on which Vitesse appointed Mr. Gardner CEO51 and that Vitesse shares traded $1.72-1.84/share,52 but instead were priced on June 21, 2006, at a $1.53/share strike price and not the 12-20% higher market price that existed at the time of his May 15, 2006 appointment.  As we now know that Vitesse’s Compensation Committee seems to have possessed no compunction against backdating stock options (particularly when the back-market price was significantly lower), why didn’t the Compensation Committee backdate Mr. Gardner’s 400,000 stock options to the higher market price of the date he was appointed?  It should be noted further that Mr. Gardner received 625,000 free stock options in FY2003, FY2004 and FY2005 combined, on top of 600,000 free stock options from FY1998-FY200153, leaving Chapman Capital doubtful that Mr. Gardner’s hands are clean of the insidious ink potentially used to corruptly backdate his peers’ stock option grants during that same period.  After joining Vitesse in 1986, Mr. Gardner served as Vitesse’s Chief Operating Officer from 2000-2002, arguably as the second in command within the entire corporate structure.  We ask the Company’s Board of Directors to explain the circumstances that led to Mr. Gardner’s apparent demotion from Chief Operating Officer to General Manager of the Transport division54 in June 2002, and why it believes he is the best choice to lead a now more complicated Vitesse today.55

The Compensation Committee of Vitesse, comprised of co-directors Cole, Daly and Chan, surely understands its fiduciary responsibility to a) tie pay to performance, and b) ensure that management is rewarded primarily when (and not irrespective of) shareholder capital gains. However, despite evidence to the contrary, Vitesse's disgraced former CFO, Yatin Mody, reportedly told the Wall Street Journal,“the grants were ‘reviewed and approved’ by the compensation committee, and the exercise price set as of the date of the approval, as documented by the related minutes.” Mr. Tomasetta confirmed this story, telling the WSJ,“the grants were ‘approved by the board and the price set at the close of the day of approval.’ ” I refuse to believe that Mr. Louis R. Tomasetta (Fmr. CEO; 924,459-share/$1,284,998 ownership vs. $388,076 compensation and grants in 2005 of 1,800,000 shares with a potential value of $7,401,34056), Eugene F. Hovanec (Fmr. EVP, Finance; 528,014-share/$733,939 ownership vs. $246,154 compensation and grants in 2005 of 450,000 shares with a potential value of $1,850,33557), Yatin D. Mody (Fmr. VP, Finance and CFO; 87,079-share/$121,039 ownership vs. $196,000 compensation and grants in 2005 of 400,000 shares with a potential value of $1,644,74258), Christopher R. Gardner (CEO; 186,234-share/$258,865 ownership vs. $216,923 compensation and grants in 2005 of 300,000 shares with a potential value of $1,233,55759), or Ira Deyhimy (VP; 434,774-share/$604,336 ownership in 2005 vs. $175,000 total compensation and grants in 2004 of 75,000 shares with a potential value of $833,12960), are in the least bit inept or indolent in performing their duties to the Company’s owners given the non-aligning ratio of their ownership stake in the Company to their annual compensation.61  I am sure they all have excellent explanations besides the fact that they receive free handouts of free stock options authorized by the Compensation Committee.

50 Source:  Vitesse Form 4 signed June 22, 2006, by Mr. Gardner; the options are “exercisable as to 25% of total number of underlying securities on each of June 21, 2007, June 21, 2008, June 21, 2009, and June 21, 2010.”
51 Source: Vitesse Form 8-K dated May 18, 2006; such filing states, “On May 15, 2006, Christopher R. Gardner, the Acting Chief Executive Officer of the Company, was appointed Chief Executive Officer.”
52 Source:  Bloomberg.
53 Source:  Vitesse proxy statements.
54 Transport markets long-haul and Metro products, and along with PHY, Framers/Mappers, switch fabrics, network processors, and datacom optical now are part of the Network Products Division.
55 In addition to Mr. Gardner’s insensitivity to the stock option related carnage of Vitesse’s owners, despite having notified Mr. Gardner nearly two months ago of the Chap-Cap Funds’ having become the Company’s largest reported shareholder group, Mr. Gardner has not returned Chapman Capital’s calls or otherwise reached out to its largest owner.
56 Source:  Vitesse 2006 Proxy Statement dated December 19 2005.  Proxy includes information on potential realizable value of options granted at an assumed annual rate of 10% stock price appreciation for option term.
57 Ibid.
58 Ibid.
59 Ibid.
60 Source:  Vitesse 2005 Proxy Statement dated December 17, 2004.
61 Vitesse shares owned by executives valued at $1.39/share.

KPMG, LLP, Vitesse’s “independent registered public accounting firm” that issued the unreliable62 report relating to the effectiveness of the Company’s internal controls over financial reporting and management’s assessment thereof,63 also should be “persuaded” to help reimburse Vitesse’s owners for any services not rendered.  It was the responsibility of KPMG, before issuing such a report, to audit (that is why they are called “auditors”) Vitesse’s policies and controls over recognizing revenues from distributors that may have submitted conditional purchase orders for the Company’s products.  Section 404 of the Sarbanes-Oxley Act of 2002 requires the Company's auditor to attest to, and report on management's assessment of the effectiveness of, the Company's internal controls and procedures for financial reporting in accordance with standards established by the Public Company Accounting Oversight Board.  Essentially, KPMG’s duty was to discover if Vitesse corruptly engaged in “practices in connection with credits issued to or requested by customers (for returned products or otherwise) and the related accounting treatment, as well as the application of payments received to the proper accounts receivable,” as now appears to be the case by Vitesse’s own admission.64  Obviously such practices may have led to Vitesse’s “accounts receivable and revenues [being] misstated,”65 something that Vitesse’s owners never should have to fear due to proper auditing by KPMG.  If KPMG was aware of the stock option backdating, it may have been a participant in fraudulent and unlawful conduct.66  If KPMG was unaware of this practice, one must question whether they were grossly negligent in auditing and subsequently uncovering Vitesse’s potentially unlawful acts.

Vitesse’s extraordinarily expensive in-sourced Acting CFO67 gives the Company yet another reason to complete its restatements and conclude an auction expeditiously.  While we have been impressed with Mr. Hassel’s credentials68 and no-nonsense focus on putting Vitesse back on firm footing, paying over $1 million/year69 to a 35-year-old70 Acting CFO who is a) commuting to/from Arizona on weekends, and b) claims minor experience with integrated circuit companies71 is an extraordinary expenditure of corporate funds.  Should Vitesse’s Special Committee confirm that excommunicated former CEO Tomasetta, former EVP Hovanec and former CFO Mody are guilty of illegal or otherwise prohibited acts that in essence forced Vitesse to retain such high priced, emergency talent, Chapman Capital believes that the Three Stooges should be convinced of the prudence of including in their plea agreements the reimbursement to Vitesse of all extraordinary expenses.  This would include not only Mr. Hassel’s seven-figure annualized compensation, but also any other extraordinary option and restatement-related expenses to attorneys and consultants charging high-end prostitute levels of hourly compensation.  With FY2003-FY200572 total cash compensation for Messrs. Tomasetta, Hovanec and Mody of $1,294,326, $831,154 and $831,154 respectively, these three corporate rejects should have ample cash and other personal assets to cover the fumigation of Vitesse’s house of cards.

62 Source:  Vitesse Form 8-K dated April 27, 2006.
63 The KPMG Report, along with the Management Report on Internal Control over Financial Reporting as of September 30, 2005, was included in the Company’s Annual Report on Form 10-K for the year ended September 30, 2005.
64 Source:  Vitesse Form 8-K dated April 27, 2006.
65 Ibid.
66 Accounting firms are required to report unlawful corporate activity to the Public Company Accounting Oversight Board.
67 Shawn C.A. Hassel was retained from Alvarez & Marsal, LLC, in the wake of departing CFO Yatin Mody.
68 Source: Vitesse Form 8-K dated April 27, 2006; Mr. Hassel, a Managing Director with Alvarez & Marsal, possesses 12 years of experience as an interim manager and financial advisor to under-valued or under-performing companies and companies in transition.
69 Ibid.; the arrangement between Vitesse and Alvarez & Marsal calls for the former to pay the latter $90,000 per month, plus all of its related out-of-pocket expenses and an undisclosed “success fee”, for the services provided to the Company by Mr. Hassel.
70 Source, Vitesse Form 8-K dated May 1, 2006; since July of 2001, Mr. Hassel has been a Managing Director with A&M, specializing in developing operational and financial solutions to underperforming or overleveraged companies in an effort to maximize value for their stakeholders. Prior to joining A&M, Mr. Hassel spent seven years in Phoenix, Arizona at Arthur Andersen's corporate finance and turnaround division where he served as a Director. Mr. Hassel earned his B.S. degree in Finance and Accounting from the University of Arizona. He is a licensed Certified Accountant.
71 Mr. Hassel served as an an advisor via A&M to ON Semiconductor in 2000 and to Read Rite in 2002.
72 The three fiscal years ended September 30, 2005, 1QFY2006 and possibly earlier periods, are those now requiring financial restatement.

Any takeover defense by Vitesse’s management counterclaiming that Chapman Capital is “attacking” or otherwise adverse to the best interests of the Company (as compared to its management’s careers) is patently preposterous.  On behalf of our own partners and shareholders, Chapman Capital has expended over $24 million to purchase in excess of 7% of the Company, ample incentive to protect rather than penalize our investment.  Yet, despite a virtually unblemished activist track record and near doubling (on average) of our targets’ stock prices following fifteen completed activist campaigns of “Owner Liberation,” I have been confronted repeatedly with four management/director defenses.  Accordingly, in order to head off certain tutelary tactics on your part, I hereby articulate Chapman Capital’s rebuttals to the baseless accusations I anticipate:

Baseless Accusation #1:  Chapman Capital has made personal attacks against Vitesse and its management;

Cogent Rebuttal #1:  The fustigation contained herein targets exclusively Vitesse management and directors’ professional actions or inactions (i.e., backdating stock option grants).  We are entirely complimentary of the Company’s products, services and non executive employees, while we neither know nor care little about the personal lives, habits or attributes of Vitesse’s management or Board to the extent such deportment does not affect our investment in the Company.  Once again, expression of our negative opinion73 of your behavior in your capacity as a professional fiduciary does not constitute a personal attack.

Baseless Accusation #2: Chapman Capital is acting in concert with other Vitesse owners;

Cogent Rebuttal #2:  No member of Chapman Capital has engaged in any prohibited discussion or alternate form of communication regarding Vitesse with any other owner of Vitesse.Moreover, should Vitesse General Counsel Sharon Drew take a few minutes to review Securities Exchange Act of 1934, Section 13(d)(3) and related Rule 13d-3, she will realize that legal constitution of a “group” requires the exceptionally high hurdle that “two or more persons act as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding or disposing of securities of an issuer,” with the list of beneficial owners belonging to such group only including “any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting or investment power” in the Issuer.  Lastly, as I am sure Vitesse’s lawyers will inform you, since 1992,74 two shareholders of any size, amounting to any combined percentage of Vitesse, can debate or otherwise discuss amongst themselves the Company’s merits and pitfalls, intentions or expectations regarding matters of his/her own portfolio management, research, trading, or corporate governance involving the Company.  Thus, at the risk of being officious, please take this word of advice:  when the angry masses inevitably come huffing and puffing on the door of 741 Calle Plano, crying wolf pack will only enrich the Company’s attorneys and delay the unavoidable destiny of a public company whose majority ownership wants it sold to the highest bidder.

73 None of Chapman Capital L.L.C., its owners, affiliates or employees ever has been sued for defamation, libel or other such spurious claim, protected by the free speech rights bestowed by the First Amendment to the United States Constitution; all negative commentary contained herein, unless otherwise qualified, should be considered the opinion of Chapman Capital L.L.C. alone and not of any other party.
74 In 1992, the SEC, under pressure from CalPERS et. al., revised its proxy rules to allow shareholders to communicate with each other without going through elaborate and expensive filing procedures.  See Exchange Act Release No. 31326 (Regulation of Communications Among Shareholders; Oct.16, 1992), 57 Fed. Reg. 48276.

Baseless Accusation #3:  Chapman Capital seeks short term, “quick-buck” profits at the expense of long term Vitesse shareholders;
Cogent Rebuttal #3:  Vitesse’s long term shareholders seem to have paid dearly for believing in your long term plans for the Company.  One by one, whether it be onetime 4.2 million shareholder Goldman Sachs or any of a handful of others that punted their ownership stake in just the past several, bloody months (to Chapman Capital and others), those owners who imbibed Lou Tomasetta’s Long-Term Value Cool Aid now have “fool poisoning.”  Clearly, after decimating long term shareholders’ vestigial trust in the Board’s oversight and numerous dead-end paths to profitability, Vitesse’s distressed stock price speaks for itself.  Moreover, we look forward to transitioning our ownership into what the U.S. government defines as “long-term” status on Day 366 of our holding period.  Nothing would please our firm more than selling our entire position above $4.50/share, as legal “long-term shareholders,” at the conclusion of a successful auction in 2007.

Baseless Accusation #4:  Chapman Capital’s low cost basis deprives it of the right to excoriate Vitesse’s Board and management for the stock price destruction that preceded our share accumulation;
Cogent Rebuttal #4:  When Chapman Capital purchased greater than 16 million shares of Vitesse, attached to that 7% block of the Company’s shareholder equity was the blood, sweat and tears of all those previous owners who surrendered rather than fight.  Each of the shares owned by the investment funds that Chapman Capital manages is 100% identical to those purchased by Kopp Investment Advisors Inc. (3.4% owner),75 Barclays Global Investors UK Holdings Ltd. (2.9% owner),76 Frontier Capital Management Company Inc. (2.5% owner),77 Franklin Advisers Inc. (2.1% owner),78 and Vanguard Group Inc. (2.0% owner),79 among other investors unfortunate enough to have trusted the Board to fulfill its fiduciary duty of due care.  In summary, the price one pays for his ownership stake, whether it be $115/share in March 2000, or $1.51/share in June 2006, is totally irrelevant to his rights to protect and defend his capital from any future neglect of fiduciary duties by Vitesse’s Board of Directors.

If our ownership stake in Vitesse leaves you tossing and turning through sleepless nights, we recommend that you pick up a copy of insomnia-killer The Modern Corporation and Private Property by Adolph Berle and Gardiner Means.  Printed 3 years before you were born, this corporate governance suspense thriller spells out Berle and Means’ view of how modern capitalism is characterized by pervasive oligopoly and the separation of management from ownership.  For a decade now, I have lamented publicly via Schedule 13D filings how fragmented equity ownership converts capital-risking “Owners” into un-concentrated, faceless, DTC-coded “shareholders.”  In this conflicted world of “Agency Capitalism,” a board and its hired hands (together, the “Agents”) conveniently lose sight of the most important fact of their corporate lives:  the Agents work for the Owners, and should such Agents differ in opinion from the majority of Owners regarding strategic and operational direction, it is incumbent upon those Agents to convert dissident Owners to management’s disparate views rather than simply state, “We possess better information and/or judgment than the Owners who hired us.”  Importantly, for the Agents’ intransigent approach to have any legitimacy, this “better information” must be material in its relevance to a rational investor in his making a decision to buy or sell the company’s shares.  If such “information” is in fact “material” by the SEC’s definition thereof, then under Regulation FD the Company has a responsibility to make “fair disclosure” of any such information promptly via an 8-K filing (possibly accompanied by a press release), thus feeding the process of informing Owners of any non-disclosed material developments that the Agents feel, by such non-disclosure, have hindered Owner comprehension.  In essence, Agents must make their alternate case public and subsequently convince the Owners that their own views are either out-of-date or simply irrational.  We are watching this play out now in the battle for Board control of H.J. Heinz Company, as both incumbent and agitator have campaigned their cost cutting platforms to the entire Ownership base.  Yet, if Agents truly were beholden to public company Owners rather than the executives to whom they often owe their directorship in the first place, there would be no need for proxy contests whatsoever as directors exercising due care would mediate the conflict between management’s plans and those of the Owner majority.  While such mediation requires a director

75 Source: SEC Schedule 13F filed as of March 31, 2006.
76 Ibid.
77 Ibid.
78 Ibid.
79 Ibid.

remaining able and willing to communicate with Owners, any director unable or unwilling to commit such time to fulfill his fiduciary duties simply should resign his directorship.

I must reiterate that Chapman Capital has absolutely no interest in obtaining Board seats at Vitesse Corporation.  As noted in our recent Schedule 13D filings in two other shareholder-unfriendly public companies,80 we have no interest in being shackled by the membership rules of a Club Vitesse “insider”.  Chapman Capital is a “Berle and Gardiner Shareholder Activist,” yearning for the ephemerally salubrious separation of management from ownership.  To be honest, I swelter at the thought of driving north along the Pacific Coast Highway only to arrive as a minority director and have the fresh ocean breeze replaced by all the hot air bellowing from your crusty mouth.  I have nightmares of sitting across from Mr. Tomasetta as he explains to me how amazingly lucky he was to have his options priced near pinpointed lows in Vitesse’s trading history.81  I ponder why any Owner should become fearfully compelled to have its representative serve on the Company’s board of directors – you and the rest of the Vitesse gang are being paid annually cash of $30,000- $40,000 per year plus 40,000-60,000 free stock options82 to maximize (and certainly not destroy) the value of the Owners’ investments.  Essentially, the Owners gave Mr. Tomasetta a lease on Vitesse, but that lease ran out March 18, 2006, when the Wall Street Journal’s Charles Forelle and James Bandler broke the story on the backdated option scandal.  On that day, when your and Mr. Tomasetta’s ability to point to the “long term shareholders” for support lapsed as their ownership interests were puked into a market valuing Vitesse’s shares near all-time lows, the “two minute warning” on your career as a public company fiduciary began ticking away.  However, I pray you do not rest peacefully at night dreaming of a world free of proxy fights.  Should another shareholder determine to follow our lead, “shadow 13D” our filing, and propose an alternative slate of directors, consider your eviction notice served.

In conclusion, Chapman Capital, on behalf of what it believes is a majority of Vitesse’s owners, demands that the Company’s Agents consummate an auction of Vitesse Corporation immediately following its financial restatements.  As a microcap public company forced to wade through public beach waters infested with the dorsal fins of Messrs. Sarbanes, Oxley, and Chapman, Vitesse should be able to command a sizable premium (to public market) valuation from a strategic buyer capable of deriving management accountability and performance attainable only when management knows its bosses are neither faceless nor feckless.  While the sale of Vitesse at our estimated valuation may not be the lottery ticket to which Mr. Tomasetta has become accustomed, I am sure you realize that the Three Stooges have only themselves to blame for the rare expiration of any non-rescinded stock options in “out of the money” form.  As for you, Mr. Lewis, to quote you personally, “You live by the sword and you die by the sword.”83  We suggest that, figuratively speaking, you draw yours and fall upon it before Vitesse’s owners are forced to do so themselves.

Sincerely,
/s/ Robert L. Chapman, Jr.
Robert L. Chapman, Jr.

80 Chapman Capital filed Schedule 13Ds on Carreker Corporation and Sunterra Corporation on June 8, 2006, and June 28, 2006, respectively.
81 In March 1997, Vitesse granted Mr. Tomasetta options struck at the stock’s lowest price for the year; eight of Mr. Tomasetta’s nine grants from 1994 to 2001 were dated just before double-digit price gains in the next twenty trading days; Source: Wall Street Journal dated May 19, 2006.
82 Source:  Vitesse 2006 Proxy Statement.  In accordance with the Company’s 2001 Stock Incentive Plan, in 2005 grants of 40,000 options shares, with Chairman receiving 60,000, were provided to John C. Lewis, Vincent Chan, James A. Cole, and Alex Daly at an exercise price of $3.53.  Similarly, Moshe Gavrielov was granted 40,000 at an exercise price of $2.15.
83 Source:  Fortune article entitled “The Game Has Changed in Big Computers” dated January 25, 1982.

Exhibit C

[CHAPMAN CAPITAL L.L.C. LOGO]

PRESS RELEASE

CHAPMAN CAPITAL DEMANDS RESIGNATION OF VITESSE SEMICONDUCTOR CORPORATION DIRECTOR JAMES A. COLE

LOS ANGELES, CA. - DECEMBER 6, 2006 ... Chapman Capital L.L.C. today announced that it has filed an amended Schedule 13D with the United States Securities and Exchange Commission demanding the resignation of Camarillo, CA based Vitesse Semiconductor Corporation (Fmr. NASDAQ: VTSS) director James A. Cole, co-founder and General Partner of Windward Ventures, L.P. (http://www.windwardventures.com).

Robert L. Chapman, Jr., Managing Member of Chapman Capital L.L.C., commented, “Having conducted its own investigation of the Compensation Committee that seems to have approved the issuance of backdated stock options to former senior executives of Vitesse, Chapman Capital has followed a trail of circumstantial evidence and now finds itself on the doorstep of 20-year Vitesse director and Compensation/Audit Committees member Jim Cole.  Clearly, we are not alone in forming our opinion, with the majority of callers who spoke on Vitesse’s fourth fiscal quarter conference call referencing Mr. Cole’s prospective resignation from the Board.  Moreover, should the Vitesse Special Committee headed by former Teradyne senior executive Edward Rogas, Jr. have accumulated evidence that exposes Mr. Cole as having committed or been illicitly complicit in any criminal act, Chapman Capital demands that such information be turned over to federal authorities so that Mr. Cole may serve any prison sentence that may be dictated by the laws regulating such professional deportment.”

Chapman Capital L.L.C. is a Los Angeles, CA based investment advisor focusing on takeover and turnaround investing.  The firm currently manages over $300 million as the registered investment advisor to Chap-Cap Partners II Master Fund, Ltd. and Chap-Cap Activist Partners Master Fund, Ltd., the combined owners of over 5% of Vitesse Corporation common shares.  Over the past ten years, Chapman Capital has agitated successfully for the restructuring or sale of over seventeen publicly-traded companies.  Mr. Chapman previously was employed by Goldman Sachs & Co., Scudder Stephens, & Clark, and NatWest Bank USA. Interested parties should contact Mr. John Matthews at (310) 662-1900 and refer to http://www.hedgefunds.com or http://www.chapmancapital.com.

Vitesse Semiconductor Corporation designs, develops and markets a diverse portfolio of high-performance, cost-competitive semiconductor solutions for communications and storage networks worldwide. Engineering excellence and dedicated customer service distinguish Vitesse as an industry leader in Gigabit Ethernet LAN, Ethernet-over-SONET, Advanced Switching, Fibre Channel, Serial Attached SCSI (SAS), Optical Transport and other applications. Vitesse innovation empowers customers to deliver superior products for Enterprise, Access, Metro and Core applications. Vitesse news releases, as well as additional information on the Company, can be found at http://www.vitesse.com

CONTACT:
John K. Matthews
Phone: (310) 662-1900 x 102
E-Mail: matthews@chapcap.com

Exhibit D

[CHAPMAN CAPITAL L.L.C. LOGO]

Robert L. Chapman, Jr.
Managing Member

December 6, 2006

Mr. John C. Lewis	Mr. Edward Rogas, Jr. (65; 2000)
Chairman, Vitesse (~ 0.1% owner1)	Director, Vitesse (~ 0% owner2)
17616 Eaton Lane	1351 Blue Sail Circle
Monte Sereno, CA 95030	Westlake Village, CA 913361
Director, Pinnacle Systems Inc.	Fmr. SVP, Teradyne, Inc.
Director, Cypress Semiconductor	Fmr. Dir. Unit Instruments, Inc.
Fmr. Ch./CEO/Pres., Amdahl Corp.	Fmr. Dir. Autoclave Engineers Inc.
Office: (408) 354-4328	Office: (805) 379-9822
Facsimile: (805) 987-5896	E-mail: edrogas@aol.com

Via U.S. Postal Service & United Parcel Service

Messrs. Lewis and Rogas:

Chap-Cap Partners II and Chap-Cap Activist Partners (the “Chap-Cap Funds”), advised by Chapman Capital L.L.C., continue to own the largest reported stake3 in Vitesse Semiconductor Corporation (hereinafter, “Vitesse”, or the “Company”). Having filed its original Schedule 13D with the United States Securities and Exchange Commission some five months ago, Chapman Capital has been uncharacteristically patient in awaiting decisive actions by Vitesse’s Board of Directors (hereinafter, the “Board”) to rectify accounting, corporate governance, and legal besetments. Since July 2006, Chapman Capital has conveyed telephonically and via E-mail (see attached compilation of the latter) its recommendations regarding Vitesse’s prospective financial restatement, governance remediation, and M&A participation (as a target vs. acquirer) to Vitesse CEO Christopher Gardner, Tennenbaum-contracting CFO Shawn Hassel, and the Board via Mr. Edward Rogas, Jr. However, despite thus far paying Alvarez & Marsal over $150,000/month4 plus 150,000 stock warrants (for in-sourced CFO Hassel), Vitesse continues with neither restated financials nor a reconfigured board of directors, and remains un-attached via a premium change of control (as compared to competitor Agere Systems, Inc., which has announced it will be acquired by LSI Logic Corporation).
______________________
1John C. Lewis ownership stake: 115,000 shares per Vitesse 2006 Proxy Statement dated December 19, 2005. Total outstanding share count of 219,882,044 as of November 30, 2005.
2 Edward Rogas, Jr. ownership stake: unmentioned in Vitesse 2006 Proxy Statement, in which Mr. Rogas is first nominated to the Board.
3 Source: Form 13-F filings for period ending September 30, 2006.
4 Source: Form 8-K filed October 5, 2006; Alvarez & Marsal, LLC, since April 27, 2006, has been paid $90,000 per month, plus $300,000 with respect to the financing from Tennenbaum Capital Partners, LLC, plus $150,000 upon the setting of terms for the settlement of a dispute with holders of the Company’s 1.5% Convertible Subordinated Debentures due 2024; Amkor Technology, Inc., a semiconductor industry participant with a $1.8 billion market capitalization and similar options backdating issues and related debt renegotiations, last reported paying its CFO $293,000 in annual compensation.

Chapman Capital’s public face of quietude has not been motivated by altruism, but instead its desire to allow - without any public dissent - Messrs. Gardner and Hassel to confirm Vitesse’s health to the Company’s outstanding customers, suppliers, and employees. Consequently, it is our understanding that Vitesse has suffered not a single customer loss, and has celebrated several key design wins, including a notable deal in Serial Attached SCSI (SAS) announced with the Hewlett-Packard Company just this week. Following last month’s release and discussion of Vitesse’s encouraging fourth fiscal quarter 2006 financial metrics, and positive channel checks that Vitesse’s customers and suppliers remain increasingly comfortable with the Company as business counterparty, Chapman Capital feels sufficient stabilization has been attained to allow it to move forward with share maximizing efforts.

In order for any public company to transcend the turmoil created by past corporate transgressions, those individuals involved in any illegal or otherwise deviant acts must be removed from any association with the Company. Although the employments of former Vitesse CEO Lou Tomasetta, EVP/Finance Gene Hovenac and CFO Yatin Mody have been terminated, perplexingly Mr. Tomasetta remains a member of the Company’s Board of Directors. However, it appears that his continued Board membership is not the one most disconcerting to Vitesse’s owners. Having conducted its own investigation of the Compensation Committee that seems to have approved the issuance of backdated stock options to former senior executives of Vitesse, Chapman Capital has followed a trail of circumstantial evidence and now finds itself on the doorstep of 20-year Vitesse director Mr. James A. Cole, founder and General Partner of Windward Ventures, L.P. As a senior member of the a) Compensation and b) Audit Committees, and nonsensically c) the Chairman of the Nominating and Corporate Governance Committee, Mr. Cole serves on or chairs all three committees directly responsible for preventing a) the alleged options backdating, b) false revenue recognition, and c) lax corporate oversight actions (or inactions) that appear to have put Vitesse in its currently compromised position.

Based on public outcry from a multitude of Vitesse’ owners, Chapman Capital is not alone in forming its opinion that Mr. Cole’s resignation from Vitesse’s Board is long overdue. No less than a majority of callers who spoke on Vitesse’s fourth fiscal quarter conference call held on November 6, 2006, referenced Mr. Cole’s prospective resignation from the Board. Fortunately, it is our understanding that the Vitesse special committee (the “Special Committee”) headed by former Teradyne senior executive Edward Rogas, Jr. belatedly has completed Vitesse’s resource-depleting investigation, including reviewing potentially complicit actions and negligent inactions of all members of the Compensation and Audit Committees. Should the Special Committee have accumulated evidence that exposes Mr. Cole as having committed, or been illicitly complicit in, any criminal act, Chapman Capital demands that such information be turned over to federal authorities so that Mr. Cole may serve any possible prison sentence that may be dictated by the laws regulating such professional deportment.

The volume of disconcerting data we have accumulated regarding Mr. Cole’s interesting professional background may overwhelm any reviewer thereof. Should Chapman Capital be forced to take further actions to remove Mr. Cole, it intends to make full disclosure of the results of that investigation. Until such time, I present herein certain troubling items related to Mr. Cole’s dossier for your consideration:

1)
Cole Committee Membership or Chairmanship of Three Crippling Groups: Mr. Cole served on the Compensation Committee that allegedly issued backdated stock options, served on the Audit Committee that allegedly signed off on potentially misstated audited financials, and chaired the Nominating and Corporate Governance Committee that seems to have allowed corporate oversight to run terribly awry.

2)
Cole Personal Relationship with Mr. Tomasetta and Hovenac: Mr. Cole, according to detailed background information provided by a variety of parties who have contacted Chapman Capital, enjoyed a close (and thus potentially compromising) personal relationship with Mr. Tomasetta (and reportedly with Mr. Hovenac), in our view making suspect his options-granting actions and inactions as a member of the Compensation Committee.

3)
Cole Potential Conflicts of Interest between Mr. Tomasetta and Vitesse: Mr. Cole and Mr. Tomasetta shared a potentially-conflicting business relationship outside of Mr. Cole’s fiduciary duty of oversight of Mr. Tomasetta as CEO of Vitesse, evidenced by Mr. Tomasetta serving with Mr. Cole on the board of directors of at least one Windward Ventures’ portfolio company, Troika Networks, Inc.[5] Chapman Capital, amongst other significant owners of Vitesse, finds it a dubious proposition that Vitesse director Cole, properly and without conflict, could oversee, reward and discipline Mr. Tomasetta while the latter served as a director himself of a private company in which Mr. Cole, via Windward Ventures, had a sizable financial and voting interest.

4)
Cole Potential Conflicts of Interest between Mr. Hovenac and Vitesse: Mr. Cole and Mr. Hovenac shared a potentially-conflicting business relationship outside of Mr. Cole’s fiduciary duty of oversight of Mr. Hovenac as EVP of Vitesse, evidenced by their co-defendant status in litigation involving privately held KOR Electronics (Superior Court of California, County of Orange - Case No. 06CC07881)[6]. Chapman Capital, amongst other significant owners of Vitesse, finds it a dubious proposition that Vitesse director Cole, properly and without conflict, could oversee, reward and discipline Mr. Hovenac while the latter served as a director himself of a private company in which Mr. Cole, via Spectra Enterprise Associates, L.P., had a sizable financial and voting interest.

Chapman Capital believes that Messrs. Tomasetta and Cole are perpetuating their tenures on the Vitesse Board of Directors merely out of self serving (i.e., non-fiduciary) personal risk management. With ongoing investigations into whether both individuals either a) committed, b) were complicit in, or c) were negligent to prevent illegal or otherwise improper corporate acts, we believe their refusal to quit their residual affiliations with Vitesse is driven by the circumstance that this very Board essentially has been charged with policing itself. However illegitimate their directorships may be, Chapman Capital believes that Messrs. Tomasetta and Cole have ulterior (non-fiduciary) motives to keep their “sheriff badges” pinned onto their pinstriped lapels, and as such do not appear willing to resign on their own volition. On behalf of Vitesse’s entire ownership base, Chapman Capital demands that Mr. Lewis, as Chairman of the Board, immediately take actions to call a Special Meeting of shareholders to remove Messrs. Tomasetta and Cole from the Board. I have little doubt that requisite votes shall be tallied in support of such a referendum.

Sincerely,

/s/ Robert L. Chapman, Jr.
Robert L. Chapman, Jr.

______________________
5 Internet link for supporting evidence: http://64.233.161.104/search?q=cache:lH9FcfBVbrMJ:www.larta.org/lavox/articlelinks/2004/040712_rizzone.asp+windward+ventures+tomasetta&hl=en&gl=us&ct=clnk&cd=1.
6 Source: http://www.korlitigation.com/Complaint.pdf

Exhibit E
From: Robert L. Chapman, Jr.
Sent: Tuesday, November 21, 2006 8:32 AM
To: 'Edward Rogas Jr. (edrogas@aol.com)'
Cc: 'Christopher R. Gardner (crg@vitesse.com)'; 'Shawn C. A. Hassel (shassel@alvarezandmarsal.com)'
Subject: Chapman Capital Activism: Vitesse Semiconductor (VTSS): Trident Microsystems Example

November 21, 2006

Mr. Edward J. Rogas, Jr.
1351 Blue Sail Circle
Westlake Village, CA 913361
Office: (805) 379-9822
E-mail: edrogas@aol.com

On November 16, 2006, I transmitted the attached correspondence to you as head of the Vitesse Semiconductor Corporation (hereinafter, “Vitesse” or “the Company”) Special Committee, CEO Christopher Gardner and CFO Shawn Hassel. Such correspondence reiterated Chapman Capital’s unwillingness to accept the long overdue completion of at least a preliminary report regarding the stock options backdating issues plaguing Vitesse and its market valuation. As I have stated repeatedly, many months and millions of professional expense dollars ago, Vitesse should have identified all parties who contributed to the options backdating violations, either via complicity (i.e., shirking their fiduciary duty of good faith) or negligence (i.e., shirking their fiduciary duty of due care), and subsequently remove them from any involvement with the Company. High on the list of suspects was Vitesse’s Compensation Committee, with a particularly spotlight being shined on long-time committee member Mr. James A. Cole given his close personal and outside business relationships with Messrs. Louis Tomasetta and Eugene Hovanec. Vitesse’s Board of Directors (hereinafter, “the Board”) wasted no time throwing under the bus Messrs. Tomasetta, Hovanec and Mody; however, the Board is proving to be far more hesitant policing and punishing itself.

On May 20, 2006, one month after Vitesse’s Special Committee had been appointed to “conduct an internal investigation relating to past stock option grants, the timing of such grants and related accounting,” Trident Microsystems, Inc. (TRID) began a similar process. Yet, despite TRID’s having a smaller business (in revenues) than Vitesse, it announced today (well before Vitesse’s estimated December target) that a preliminary report had been provided to TRID’s Board of Directors allowing the latter to remove complicit parties.

The timeline related to the TRID special committee process below exhibits the relative expediency undertaken by TRID’s Board of Directors:
.
1.	5/20/2006: Trident announces that as of Friday afternoon, May 19, 2006, they became aware of a stock option pricing practices article to be published in the WSJ that mentions the Co.
2.	5/22/2006: WSJ publishes article titled , and surveys SEC filing s going back 5-10 years when the company was still a struggling graphics chip enterprise.
3.	6/16/2006: Trident Microsystems announces additional inquiries into stock options practices, by the U.S. Attorneys offices for Southern District of New York.
4.	9/13/2006: Trident files to Delay their Form 10-K for the fiscal year ending 06/30/2006. Filing date had been 09/13/2006.
5.	10/25/2006: Trident announces stock option grants special committee has not completed its work, nor reached final conclusion.
6.
11/20/2006: Trident announces that on 11/14/2006, the special committee provided a preliminary report to the Board of Directors on the investigation into the Co’s historical stock option practices. Company announced departure of its CEO, and adoption of interim action.

The model of survival/success for a public company afflicted with back dated options violations is simple;
1.	Find the perpetrators through expedient and thorough investigation, report to a special committee, and immediately address accountability.
2.	Remove/punish those Executives involved that either directly participated or were complicit in its occurrence, or were negligent in preventing it;
3.	Refocus of new management team and board of directors on core business, financial resolution/restatement, and business model moving forward.

Please see below how Wall Street research analysts reacted today to TRID’s resolution.

Jefferies & Co.
TRID :Option Overhang Largely Resolved as CEO Resigns, Restatement remaining hurdle
Trident announced after market close that its CEO and Chairman, Frank Lin, has resigned, effective Nov 15, Glen Antle was appointed as the interim CEO and Chairman of the Board, effective Nov 14, 2006. Mr. Antle has served as a director of Trident since July 1992. The Board of Directors intends to initiate a search for a new CEO. Mr. Lin will act as a consultant to assist the company with the executive transition and assist with respect to key customer and supplier relationships. Special Committee's review expected to be complete shortly with restatement completion likely not until February or March. Trident's Special Committee provided a preliminary report to the Board of Directors on Nov.14th. In the report, the Committee concluded that incorrect measurement dates were used in the accounting of some option grants and Trident now expects to record a non-cash charge in a range of approximately $40-50MM in the periods between 1994 and 2006. Although Trident's Special Committee expects to complete its review shortly, the process is now expected to extend beyond the time Trident would ordinarily report its FQ2 (Dec) earnings in January. TRID also announced that it plans to adopt a series of interim actions, best practices, and governance policies in response to the findings. * Option overhang largely resolved as management uncertainty is now lifted with restatement only remaining issue. We believe that the combination of Mr. Lin's resignation and the completion of the Special Committee's review shortly, should likely resolve the option issue for the most part with investors. Although we do not expect Trident to fully complete its restatement with the SEC until the February or March time frame, we believe investor concerns have largely been focused on potential management changes. Although we believe Mr. Lin's departure has been largely anticipated, we believe the resolution of this issue has been what investors have been waiting for before re-entering the stock.

CIBC
TRID: Trident Microsystems: Option overhang set to lit as CEO resigns and new measures adopted
CIBC notes the resignation of TRID's CEO, the announcement of est options related charges, the adoption of corrective measures, and the imminent conclusion of the TRID Board's options review should bring firm's favorite DTV stock nicely back into favor. Firm says TRID ests non-cash charges related to the option grant review at $40-$50 mln over the 12 years 1994-2006. TRID also announced a series of corrective procedures related to the review. Based on the release, firm believes the options issue will be resolved in short order. At approx 16x their Y07 EPS of $1.30, TRID trades 25% below peers' 22x. As the options specter fades, TRID should rebound with a vengeance driven by surging sales in a 4Q rife with DTV promotions, rising top OEM penetration (especially newly won Phillips) and share gains by TRID's top customers.

Please share this (and all past correspondences) with the other members of the Special Committee.

Robert L. Chapman, Jr.
Managing Member
Chapman Capital L.L.C.
Pacific Corporate Towers
222 N. Sepulveda Blvd.
El Segundo, CA 90245
Office: (310) 662-1900
Web: http://www.hedgefunds.com

 From: Robert L. Chapman, Jr.
Sent: Sunday, November 19, 2006 9:48 AM
To: 'Christopher R. Gardner (crg@vitesse.com)'
Cc: 'Shawn C. A. Hassel (shassel@alvarezandmarsal.com)'
Subject: RE: Chapman Capital Activism: Vitesse Semiconductor (VTSS): Recoup Legal Expenses

November 19, 2006

Mr. Christopher R. Gardner
Chief Executive Officer
Vitesse Semiconductor Corporation
741 Calle Plano
Camarillo, CA  93012
Office:  (805) 388-7551

Chris,

On the November 6, 2006 “business results and trends” conference call sponsored and led by Vitesse Semiconductor (hereinafter, “Vitesse” or “the Company”), you announced Vitesse “demonstrate[d] best in class performance in dealing with the legal and financial restatement issues that face the Company,” sought to “perform this complex process as efficiently and cost effective as possible,” and were “pleased with the results we report today,” including the following two 4QFY2006 results:

1)  Cash burn:  “during the fourth quarter our cash burn was $2.8 million.”
2)  “Professional” Expenses: this cash burn came after “spending $4.9 million on professionals, specifically associated with Vitesse’s current situation.”

Thus, the extraordinary “professional expense” of $4.9 million (or nearly $20 million annually, just under 10% of a revenue base over $200 million per year) caused Vitesse to be cash flow negative in the 4QFY2006. As pleased as I may be with the Company’s estimated level of sales and gross income under your leadership, I must ask you how literally can you be “pleased with the[se] results”? I remain confused as to how Vitesse has demonstrated “best in class performance” when nearly $20 million annually of its owners’ scarce cash is being spent to rectify alleged improprieties of identified fiduciaries and current Compensation Committee members (e.g. James A. Cole) of  Vitesse’s Board of Directors (hereinafter “Board”) who were negligent, if not complicit, in crimes against the Company. Chapman Capital has provided you (and Messrs. Shawn Hassel as CFO, and Edward Rogas as Special Committee head) with a variety of financial news reports wherein members of “the ‘class’ of option backdaters” (which now exceeds 130 and has seen over 50 top executives and directors resign) were able to obtain disgorgement of ill-gotten profits.  Not only has Vitesse not received any such disgorgement, but, adding insult to injury, the Company essentially may be paying the legal bills of those who should return these falsely-obtained profits.  While I am aware of indemnification clauses that are standard in directors’ agreements, typically no company would be negligent enough to sign one that indemnifies directors who committed civil or criminal acts that were detrimental to the company employing and trusting these miscreants.

Vitesse’s Board also should be aware that “best in class performance in dealing with legal and financial restatement issues” now includes the Company suing executives and directors to recoup legal fees (see attached WSJ article relating to this matter at Computer Associates).  Vitesse’s Board continues to leave virtually unprotected the Company’s open wallet on the desks of countless attorneys, accountants (e.g., KPMG) and other “professionals who have been engaged by the Special Committee” to clean up the mess made by past and current Company executives and directors, either via their complicity in committing or negligence in preventing various violations.  As Vitesse’s largest owner of record, Chapman Capital can say with confidence that all of Vitesse’s owners expect that you and the Board are forwarding copies of these extraordinary bills to the privately-retained and paid attorneys of Messrs. Tomasetta, Hovanec, Mody, and Cole so that they may begin raising the necessary funds to reimburse Vitesse’s owners for these astoundingly large cash draw downs, which may exist only due to the allegedly improper actions of these potentially corrupt fiduciaries themselves.

Late yesterday, I returned your voice message (left on the line of my executive assistant) to call me regarding these matters.  I appreciate your calling me back, and taking the time to review and respond to this correspondence.  Furthermore, please forward this correspondence to Mr. Ed Rogas (for whom I have left a voice message) and the other members of the Special Committee.

Robert L. Chapman, Jr.
Managing Member
Chapman Capital L.L.C.
Pacific Corporate Towers
222 N. Sepulveda Blvd.
El Segundo, CA  90245
Office: (310) 662-1900
Web:  http://www.hedgefunds.com

cc: Shawn C.A. Hassel

CA Sues Ex-CEO
To Recoup Legal Fee

By WILLIAM M. BULKELEY
November 17, 2006; Page B2

CA Inc. is suing convicted former Chief Executive Officer Sanjay Kumar for repayment of the $14.9 million it fronted for his defense, and a court agreed to lay claim to his house, sports cars, yacht and other assets as security that he will be able to repay the sum if he loses the suit.

Software maker CA, formerly Computer Associates International Inc., also said it plans to seek additional restitution.

CA filed suit against Mr. Kumar Nov. 9 in New York State Supreme Court for Nassau County in Mineola. Late Wednesday, Judge Stephen A. Bucaria granted CA a motion for an order of attachment. It covers Mr. Kumar's $9 million house in Upper Brookville, N.Y., two Ferrari 550 Maranello sports cars from the 1999 and 2001 model years and a 57-foot Italian Azimut yacht as well as a Land Rover and a Volvo.

The order also attached $9 million that the Islandia, N.Y, company says Mr. Kumar is owed by his mentor and predecessor, CA founder Charles B. Wang, in payment for a stake that Mr. Kumar owned in the New York Islanders hockey team. It also attached Mr. Kumar's bank accounts.

The total value of the properties sought in the attachment appears to exceed CA's demand for $14.9 million, but it isn't clear whether Mr. Kumar holds sole title to all of them. Jack Cooney, Mr. Kumar's attorney with the law firm Davis Polk and Wardwell, declined comment on the attachment order.

Mr. Kumar, 44 years old, was sentenced this month to 12 years in prison on charges of financial and securities fraud and obstruction of justice.

Gary Brown, director of litigation for CA, said the demand for repayment of legal expenses is a prelude to a more complex claim involving restitution to CA, its shareholders and other investors for damages caused by Mr. Kumar's actions in running a $2.2 billion accounting fraud and an elaborate scheme to mislead Justice Department investigators. Kenneth Handal, CA's general counsel, said in an affidavit that the restitution claim will probably top $100 million, "an amount that most likely he is unable to pay."

Federal prosecutors are due to file another restitution claim against Mr. Kumar in January, with U.S. District Court Judge I. Leo Glasser in Brooklyn, N.Y. Judge Glasser oversaw the criminal case. He fined Mr. Kumar $8 million but said the sum might be adjusted to make money available for restitution. The restitution would be made to victims of his crime, possibly including CA itself, shareholders and former shareholders.

The federal restitution claim is likely to have priority over CA's legal-fees request, according to one person familiar with the case. "We're making every effort we can to work with the government for the best interests of shareholders," Mr. Brown said.

Mr. Brown said CA has paid $225 million into a restitution fund for investors and $174 million in settlement of a class-action suit. He said that CA itself is a victim of Mr. Kumar's criminal actions, and he said payments to the company by Mr. Kumar will enhance the value of the company and benefit longtime shareholders. Its largest shareholder, Swiss investor Walter Haefner, has maintained his 22% stake even as the stock was buffeted by the aftershocks of the accounting manipulations.

CA said the order of attachment was necessary, based on evidence it found that Mr. Kumar had frequently transferred assets to his family members. CA said he transferred a $20 million bond portfolio to his wife in 2002, the day after a New York Times article revealed that the Securities and Exchange Commission had started an investigation of CA's accounting practices.

CA said it has paid $14.9 million to Mr. Kumar's law firm, Davis Polk, since November 2003, including $4.3 million in April shortly before Mr. Kumar surprised prosecutors by pleading guilty.

CA said, under New York state law, it was obligated to pay the legal expenses of Mr. Kumar and other defendants during investigations and court cases "if the person acted in good faith...and had no reasonable cause to believe the conduct was unlawful."

Mr. Brown said case law in Delaware, where CA is incorporated, "establishes that a person who is convicted in a criminal case is not entitled to indemnification" for legal costs.

Defense attorneys said such claims for repayment of legal fees are rare, in part because victims seldom have sufficient assets to pay for a major case.

Mr. Kumar's assets appear sufficient to at least cover the legal costs. Mr. Handal said Mr. "Kumar has taken and will continue to take steps," to move assets out of CA's view.

Write to William M. Bulkeley at bill.bulkeley@wsj.com

From: Robert L. Chapman, Jr.
Sent: Thursday, November 16, 2006 11:34 AM
To: 'Christopher R. Gardner (crg@vitesse.com)'
Cc: 'Shawn C. A. Hassel (shassel@alvarezandmarsal.com)'
Subject: RE: Chapman Capital Activism: Vitesse Semiconductor (VTSS): Disgorgement Issues

November 16, 2006

Mr. Christopher R. Gardner
Chief Executive Officer
Vitesse Semiconductor Corporation
741 Calle Plano
Camarillo, CA 93012
Office: (805) 388-7551

Chris,

Seven months ago, Vitesse Semiconductor Corporation (hereinafter, “Vitesse”) formed a special committee (the “Special Committee”) to investigate, among other matters, the potential, illegal backdating of stock option grants to various members of Vitesse’s management and Board of Directors (the “Board”). Since that time, a multitude of other similarly positioned public company committees have concluded their investigations, at times announcing the disgorgement of profits ranging from $13 million (KB HOME) to $300 million (UnitedHealth Group). Given the relative simplicity of examining the paperwork underlying an option grant, followed up with basic interviews of parties related thereto, I am incredulous of any story as to why the Special Committee has not identified those parties culpable (through fraud, negligence or other breach) and removed them from any affiliation with Vitesse or related entities.

I have made crystal clear my view that Mr. James A. Cole, as a member of the Compensation Committee who authorized the purportedly illegally backdated stock options and personal friend of both Mr. Louis Tomasetta and Eugene Hovenac, is highly suspect in these matters. We have compiled a dossier on Mr. Cole’s past business dealings (including his co-defendant status with Mr. Hovenac in the KOR Electronics litigation - Superior Court of California, County of Orange - Case No. 06CC07881), which when combined with his former-Vitesse management affiliations outside of Vitesse, and exhibited deportment with the media and Vitesse’s owners, lead us to conclude that Mr. Cole’s continuation on Vitesse’s Board of Directors is egregiously inappropriate. By this point in time seven months after starting this investigation, I strongly believe that the Special Committee has adequate information to lead it to the same conclusion.

According to SEC filings made as of September 30, 2006, Chapman Capital oversees entities that comprise the largest ownership base of Vitesse, with over 18 million shares owned. As such, Chapman Capital believes that it may not in Vitesse’s best short-term interests for a public battle to erupt involving Mr. Cole’s directorship. However, as Chapman Capital does not believe that Vitesse long-term cannot transcend its past transgressions (and thus obtain the long-term confidence of Wall Street) without the removal of all guilty parties, we are at a crossroads on what actions (e.g., Schedule 13D amendment with Cole dossier disclosure, Form 14A filing) we will take in order to a) protect our investment from clear Board conflicts of interest, and b) allow our investment’s value to be maximized via incremental public investment by prospective investors who currently may be unwilling to buy Vitesse shares given the status quo nature of the Board.

Earlier today, I left you a voice message to call me regarding these matters. I will appreciate your calling me back, and taking the time to review and respond to this correspondence. Furthermore, please forward this correspondence to Mr. Ed Rogas (for whom I have left a voice message) and the other members of the Special Committee.

Robert L. Chapman, Jr.
Managing Member
Chapman Capital L.L.C.
Pacific Corporate Towers
222 N. Sepulveda Blvd.
El Segundo, CA 90245
Office: (310) 662-1900
Web: http://www.hedgefunds.com

cc: Shawn C.A. Hassel

From: Robert L. Chapman, Jr.
Sent: Tuesday, November 14, 2006 3:58 PM
To: 'Shawn C. A. Hassel (shassel@alvarezandmarsal.com)'
Subject: Chapman Capital Activism: Vitesse Semiconductor (VTSS): KB Home CEO $13 MM Disgorgement

November 14, 2006

Mr. Shawn C. A. Hassel
Chief Financial Officer
Mr. Edward Rogas, Jr.
Chairman, Special Committee
Vitesse Semiconductor Corporation
741 Calle Plano
Camarillo, CA  93012

Shawn,

Please forward to Mr. Rogas the attached article regarding Mr. Bruce Karatz's $13 million disgorgement "in gains from the backdating" that was part of an agreement between him and KB Home. Clearly, disgorgement has become a standard starting point in the process of rectifying ill-gotten gains from illegally backdated stock options.

As always, please confirm this has been done.

Robert L. Chapman, Jr.
Managing Member
Chapman Capital L.L.C.
Pacific Corporate Towers
222 N. Sepulveda Blvd.
El Segundo, CA 90245
Office: (310) 662-1900
Web: http://www.hedgefunds.com

==========
KB Home CEO Resigns
Over Backdated Options

Bruce Karatz Will Forfeit
About $13 Million in Gains;
2 Other Executives to Leave

By JAMES BANDLER and CHARLES FORELLE
November 13, 2006; Page A3

The stock-options fraud scandal claimed one of the nation's most successful and highly paid chief executives, KB Home's Bruce Karatz, who agreed to leave the company after an internal investigation found that he backdated his own option grants to increase his pay.

KB Home, a home-construction company once known as Kaufman & Broad, said Mr. Karatz would immediately leave his posts as president, CEO and chairman. He will forfeit about $13 million in gains from the backdating as part of an agreement with the company, based in Los Angeles.

Also departing is Richard B. Hirst, executive vice president and chief legal officer, and Gary A. Ray, the head of human resources. Mr. Hirst resigned, and Mr. Ray was terminated, the company said. A person familiar with the investigation said both Mr. Karatz and Mr. Hirst cooperated with the internal investigation.

Messrs. Karatz, Hirst and Ray couldn't be reached to comment.

Mr. Karatz is one of the highest-profile casualties of the stock-options scandal, which has now claimed the jobs of more than 50 executives and directors, including William McGuire, the chief executive of UnitedHealth Group Inc. More than 130 companies, including KB Home, are under federal investigation in a wide government action. Five former executives at the companies have been charged with criminal wrongdoing.

KB Home didn't detail how the backdated options came to pass, though it said Mr. Karatz and Mr. Ray selected the dates for the options. A person familiar with the matter said that an investigation by KB Home's board determined that the dates were selected retroactively by the two men without permission of the board, though this person said the investigation didn't conclude that there had been intentional wrongdoing. The company said the misdated options were granted between 1998 and 2005.

KB Home said Mr. Karatz would be succeeded as CEO by Jeffrey T. Mezger, the company's chief operating officer. The company said Mr. Mezger wasn't involved in any options troubles. KB Home said it created the new post of nonexecutive chairman, and will conduct a search for the position.

Mr. Mezger takes the helm of the company amid a slow housing market, which has caused KB Home's sales and those of other home builders to plummet. He said in an interview that he expects the options investigation won't have any long- term effect on the company's operations or reputation and that its home-building brand remains "extremely strong." "I think this will be a seamless transition,'' Mr. Mezger said last night. "We see business as usual going forward."

MORE ON OPTIONS

• Options Scorecard: Companies under scrutiny

• Perfect Payday: Complete coverage

Options allow recipients to buy stock at a preset exercise price, generally set at the market price on the day they were granted. Backdating involves pretending that an option was granted on an earlier date when the market price was lower, conveying an opportunity for extra profit. The practice can lead to overstated profits and significant tax problems for the companies and executives involved.

Mr. Karatz, a 34-year veteran of KB Home, has been its chief executive since 1986. He has overseen tremendous growth, shepherding KB Home through a burgeoning real-estate market that had it building houses at a fast clip. From the end of 1995 through the end of last year, KB Home shares climbed tenfold. The company's stock has dived 40% this year as the property market rapidly chilled.

Along the way, Mr. Karatz has been among the nation's most highly compensated corporate executives. Since 1992, he has reaped nearly $180 million from exercising options, according to Standard & Poor's ExecuComp, a service that tracks executive compensation. Last year, he made more than $150 million from salary, bonus, restricted stock grants and options exercises, according to ExecuComp. The options exercises accounted for the bulk of his pay.

The backdating appears to have begun in 1998, when Mr. Karatz received more than 450,000 options. That year also apparently marked a shift to much larger options awards -- in each of several previous years, Mr. Karatz had received 100,000 options or fewer.

His grants between 1998 and 2001 appeared particularly well-timed. In that period, he recorded one grant dated the day the stock touched its lowest closing price of the year, another at a quarterly low, and two more at monthly lows.

One grant of 450,000 shares carried the date of Oct. 25, 1999, and an exercise price of $17.75, the year's lowest close. KB Home shares subsequently rocketed upward, rising 25% by the end of November.

KB Home disclosed in August it was conducting an internal probe of its options grants, after being contacted by The Wall Street Journal about an unusual pattern of well-timed grants. The company also was the target of a shareholder lawsuit filed in July in Los Angeles County Superior Court alleging manipulation of past stock-options awards. The company has said it is studying the suit.

KB Home appears to have concentrated its options grants at the top. Mr. Karatz received 500,000 options in 2000, which was 30.9% of all the awards to employees. They were dated at a monthly low. Mr. Karatz has cashed all of those options out, for a total profit of about $54 million.

The $13 million he will forfeit is part of an agreement reached to refund the excess profit from backdating to the company, KB Home said. Mr. Karatz will repay the company to cover extra profit on already-cashed-out options, and his remaining outstanding options will be repriced.

The company said that it and Mr. Karatz haven't negotiated any terms of his departure other than the agreement to repay profits from backdating. To correct its accounting for the backdating, KB Home said it expected to take charges of no more than $50 million.

As of Nov. 30, 2005, Mr. Karatz had options for about three million KB Home shares, of which about 2.2 million he could immediately exercise, according to securities filings. The negotiations with the company over his departure will likely determine how much of that total he will walk away with. Under his employment agreement, some of his options remain in force if his departure is deemed a retirement. If he is terminated for cause, he could lose at least some of his outstanding options. Other severance terms also depend on how his departure is characterized.

The home-building industry isn't typically known for flash, but Mr. Karatz cultivated a high profile. He made a name for himself in the 1970s building a model house on the top of a department store in Paris to promote the company's homes in France.

Last year, he was instrumental in partnering with Martha Stewart to build and market homes together -- a move seen as increasing KB Home's name recognition in an industry that isn't known for having well-known brand names.

November 13, 2006, 9:03 am

Backdating Scandal Fells Top Homebuilding CEO

Posted by Peter Lattman

The backdating scandal has claimed Bruce Karatz, the highly paid and high-profile CEO of KB Home. Karatz agreed to leave the homebuilder after an internal investigation found he backdated his own option grants to increase his pay. The L.A.-based KB Home said Karatz will forfeit about $13 million in gains from backdating options. Here’s the WSJ story.

Since 1992, Karatz has made nearly $180 million from exercising options, according to S&P’s ExecuComp. Last year, his total compensation came to $150 million. According to the WSJ, negotiations with KB Home over his departure will likely determine how much of that total he will walk away with.

Also resigning: Richard Hirst, KB Home’s chief legal officer. Gary Ray, the head of human resources, was terminated. None could be reached for comment. Hirst’s bio has already been scrubbed from KB Home’s Web site, but according to Forbes, he joined KB Home in 2004 after GC stints at Burger King and the Minnesota Twins.

Karatz has a legal background. According to a 1994 profile in Los Angeles Business Journal (link unavailable), Karatz graduated from USC Law School and became a securities lawyer before moving in-house, joining billionaire Eli Broad at Kaufman & Broad (which became KB Home). He became K&B’s corporate counsel before moving to the operations side. Said Karatz: “I was always more interested in helping my clients make their business deals and looking at how the deals affected them,” than in the legal issues involved.

Irell & Manella served as the board committee’s outside counsel in the internal investigation

From: Robert L. Chapman, Jr.
Sent: Thursday, November 09, 2006 10:16 AM
To: 'Christopher R. Gardner (crg@vitesse.com)'
Cc: 'Shawn C. A. Hassel (shassel@alvarezandmarsal.com)'
Subject: Chapman Capital Activism: Vitesse Semiconductor (VTSS): Disgorgement of Profits

November 9, 2006

Mr. Christopher R. Gardner
Chief Executive Officer
Vitesse Semiconductor Corporation
741 Calle Plano
Camarillo, CA 93012
Office: (805) 388-7551

Chris,

I am attaching today’s Wall Street Journal article regarding the forfeiture of $390 million in stock-option compensation by two top executives of UnitedHealth Group. The implications vis-à-vis Vitesse are obvious, particularly in light of Chapman Capital’s public demands to that effect in our original Schedule 13D filing dated July 7, 2006.

Please forward this correspondence to Mr. Ed Rogas and the other members of the Special Committee.

Robert L. Chapman, Jr.
Managing Member
Chapman Capital L.L.C.
Pacific Corporate Towers
222 N. Sepulveda Blvd.
El Segundo, CA 90245
Office: (310) 662-1900
Web: http://www.hedgefunds.com

cc: Shawn C.A. Hassel

=============

UnitedHealth Executives
Forfeit $390 Million in Options
By STEVE STECKLOW and VANESSA FUHRMANS
November 9, 2006; Page B1

The two top executives of UnitedHealth Group Inc. agreed to forfeit about $390 million in stock-option compensation, by far the biggest sum returned to a company under scrutiny for backdating options

The giveback was announced at the same time the giant health insurer disavowed more than a decade's worth of earnings statements.

Last month, an internal inquiry found that the two executives -- outgoing Chief Executive William W. McGuire and his successor, Stephen J. Hemsley -- received options that carried dates prior to the dates on which they were actually granted, making them more valuable than they otherwise would have been.

Other senior UnitedHealth executives will also return unspecified options gains. Paul Hodgson, senior research associate at Corporate Library, a corporate-governance research group in Portland, Maine, said the $390 million giveback by Dr. McGuire and Mr. Hemsley may be the largest voluntary forfeiture by corporate executives ever. "This is certainly the biggest that I'm aware of," he said.

UnitedHealth is one of the largest companies to be ensnared in the options-backdating scandal, in which companies manipulated the dates that options were awarded to provide additional compensation to executives. More than 130 companies are under investigation by the Securities and Exchange Commission, and many of those are also being probed by the Justice Department.

UnitedHealth also disclosed that it would have to take "significantly greater" charges related to its backdated stock options than it had previously estimated and that it expects the charges to affect the past 12 years of previously reported earnings. The Minnetonka, Minn.-based health-insurance giant didn't specify what the new charges would be. It had previously said it might have to restate up to $286 million in earnings, stemming from three years' worth of earnings.

UnitedHealth also said its chief financial officer, Patrick Erlandson, resigned his post and will be succeeded by G. Mike Mikan, the company's senior vice president of finance. Mr. Erlandson will be reassigned to other "operational duties," the company said. A UnitedHealth spokesman declined to say whether Mr. Erlandson's move was related to the stock-options issue.

More than 40 executives have lost their jobs to date in the options imbroglio, including Dr. McGuire, who agreed last month to step down as UnitedHealth's chairman. He will leave his post as chief executive by Dec. 1, after 15 years at the company. UnitedHealth's internal probe concluded that Mr. Hemsley, the company's chief operating officer, received backdated grants, but it made no finding that he had a role in their creation.

UnitedHealth's options troubles followed a page-one article in The Wall Street Journal in March that showed that Dr. McGuire had received stock options grants at favorable times, including awards received in 1997, 1999 and 2000 whose dates coincided with those years' lowest closing share price. The article reported that the odds of such a favorable pattern occurring by chance were at least one in 200 million. At the time, UnitedHealth called its options-granting process "appropriate."

Options are intended to give recipients the opportunity to profit if the company's share price rises in the future. Usually, the recipient can buy shares in the future at the price of the stock on the day the option was awarded. Backdating involves pretending that the grant was awarded on an earlier day, when the share price was lower, giving the recipient the potential for greater profit. If not disclosed to shareholders, the practice can result in serious accounting and tax consequences.

UnitedHealth, in fact, faces a slew of noncash charges related to stock-based compensation, as well as cash charges resulting from tax liabilities. It said yesterday it would have to further delay filing its third quarter Form 10-Q to the SEC.

Both Mr. Hemsley and Dr. McGuire agreed last month to allow the exercise prices of previously granted options to be reset to the highest share price during the grant year after a board-commissioned review concluded that several option grants had likely been backdated.

The company said Mr. Hemsley and other unnamed senior executives had agreed not only to give up paper gains on unrealized stock options with questionable grant dates, but also to forfeit some money already made on previously exercised options. For Mr. Hemsley, the actions -- including forfeiting a complex tranche of grants that were suspended and then reactivated in August 2000 -- will reduce his past stock compensation by $190 million in both unrealized gains and money he would return. "My decision is in keeping with my personal goal of avoiding even the appearance of any unintended benefit from any past option grants to me," he said in a statement. Before joining UnitedHealth in 1997, Mr. Hemsley was chief financial officer at the accounting firm Arthur Andersen LLP.

Dr. McGuire has also agreed not to benefit from any grants with problematic dates that he has already exercised, although it isn't yet clear how this will be done, according to a person familiar with the situation. His attorney, David Brodsky, said, "Dr. McGuire is pleased to have reached an agreement to reprice his options. The agreement to forgo approximately $200 million means that Dr. McGuire will receive no benefit at all from dating issues in connection with his options."

But Dr. McGuire hasn't yet agreed to forfeit the reactivated options in which he and other employees were effectively able to get the same options twice, at favorable prices. For Dr. McGuire alone, those extra options are now valued at about $250 million. The issue of those options hasn't been resolved between Dr. McGuire and the company, according to people familiar with the situation.

At the end of 2005, Dr. McGuire had a cache of unexercised options valued at $1.78 billion. Mr. Hemsley's options at the time were valued at more than $650 million.

UnitedHealth spokesman Mark Lindsay wouldn't provide any details on the formula the company is using to determine how much executives have to return to the company from previously exercised grants. He added that the company was still working out the details on how the money would be paid back.

However the payback is handled, executive compensation experts said the move to undo past compensation is likely to complicate the tax liabilities that UnitedHealth faces from backdated grants. "The IRS doesn't like that sort of thing," said James Reda, managing director of a New York-based pay consulting firm James F. Reda & Associates.

The company's board also set new rules for its independent directors, prohibiting business relationships that involve payments from company executives or any direct compensation from the company, other than for board service, within the prior three years. That is tougher than New York Stock Exchange requirements, which limit other direct compensation for independent directors to less than $100,000. The more stringent rules come amid the resignation last month of William Spears, a UnitedHealth board member for 15 years, after the company's probe revealed undisclosed financial entanglements with Dr. McGuire.

UnitedHealth also said it reached a new, four-year employment agreement with Mr. Hemsley that is remarkably spartan compared with his and Dr. McGuire's previous contracts. Under its terms, Mr. Hemsley will receive a base salary of $1.3 million, $1 million less than Dr. McGuire earned as CEO. Far from the power Dr. McGuire enjoyed to negotiate and, in some years, set the date for his own option awards, Mr. Hemsley's contract doesn't set any minimum or target level for bonuses or other incentive-linked compensation. Rather, any additional bonuses are "solely at the discretion" of the board's compensation committee, the company reported in a filing with the SEC. "It's unusual for someone to relinquish that much control over how his bonus gets set," Mr. Reda said.

Shares in UnitedHealth fell $1.57 to $48 in 4 p.m. composite trading on the New York Stock Exchange.

From: Robert L. Chapman, Jr.
Sent: Wednesday, November 08, 2006 12:11 PM
To: 'Christopher R. Gardner (crg@vitesse.com)'
Cc: 'Shawn C. A. Hassel (shassel@alvarezandmarsal.com)'
Subject: Chapman Capital Activism: Vitesse Semiconductor (VTSS): Cole Resignation

November 8, 2006

Mr. Christopher R. Gardner
Chief Executive Officer
Vitesse Semiconductor Corporation
741 Calle Plano
Camarillo, CA 93012
Office: (805) 388-7551

Chris,

As we have spoken on this matter extensively, I will not expound on it herein. Compensation Committee member and long-time personal friend of ousted Vitesse Semiconductor Corporation (“Vitesse” or “the Company”) CEO Louis R. Tomasetta must resign his seat on the Company’s Board of Directors. Vitesse will not be able to move forward into a healthy future until this cancer of its past has been removed. The fact that a majority of this week’s conference call participants cited Mr. Cole’s removal as a desirable event, combined with the views of the retail investor forum (as excerpted below), should telegraph the importance of accomplishing this “milestone.”

For the benefit of the Company’s owners, vendors, customers and employees, it is my sincere hope that you and the Special Committee will accomplish this outcome without my having to file an amended Schedule 13D disclosing the results of our ongoing investigation into Mr. Cole past and present business transgressions.

Please forward this correspondence to Mr. Ed Rogas and the other members of the Special Committee.

Robert L. Chapman, Jr.
Managing Member
Chapman Capital L.L.C.
Pacific Corporate Towers
222 N. Sepulveda Blvd.
El Segundo, CA 90245
Office: (310) 662-1900
Web: http://www.hedgefunds.com

cc: Shawn C.A. Hassel

Excerpt from E-mail from the “Public Vitesse Forum” - 11/08/2006

[Phobos]: I try to do four things when I invest. Two of the four are buy low and sell high. For me, the jury is still out on one of these counts, since my cost basis for my VTSS holding is $2.07, and where I sell will determine the outcome. I think my cost basis is still reasonable (of course, I wish I had bought at $0.68, but who of us has a working crystal ball?).

The third thing I try to do is know the business. . .know what is reasonable to expect, and try to know a little something about the business of that company that the Market, in general, would not know, thus giving me an edge as an investor. In other words, I try to find companies with beaten down prices, whose core business is strong, and whose value has not yet been recognized, or is otherwise mis-priced by the Market.

The fourth thing I try to cultivate in selecting an investment candidate is to be intuitive in terms of my selection process. This is a little hard to explain, but I also try to assimilate the subjective impressions that I might have while assessing the company more concretely. Some of these might be subjective impressions of various things, or the coalescing of seemingly disparate bits of information.

Anyway. . .I was listening to the Conference Call from work, and as Robert Chapman (who doesn't seem to be quite so gung-ho for a sale any more) and others slammed Jim Cole, my mind kept drifting to the scene in "The Godfather," where Tom Hagen and Vito Corleone are returning from their "sit-down" with the heads of the other five Mafia families to bring the gang war to an end. Tom Hagen asks if he should insist that all the people that Tataglia has dealing drugs should have clean criminal records, and Vito says to mention it, but don't insist, because Barzini is a man who will know this without being told. Tom Hagen then says: "You mean Tataglia?", to which the Don (Corleone) replies: "Tattaglia's a pimp. He never could've outfought Santino, but I didn't know until this day that it was Barzini, all along."

My mind then drifted to Geshe's impromptu interview with Tomasetta at his home, soon after the debacle, and at the time, I remember thinking that Lou gave the impression of a deer in the headlights, which I and others attributed to having to keep quiet for legal reasons. What if he was keeping quiet for legal reasons, but what if there is a little more to the story. Quickly and easily throwing Tomasetta "under the bus" would provide Cole with needed cover, while the Board orchestrated things behind the scenes. Tomasetta couldn't say anything, because the outcome of future legal action against him might depend upon him keeping quiet. Cole did not value Tomasetta as a CEO; in fact, during Cole's interview, Cole had nothing nice to say about Tomasetta. Some snippets are: "He (Lou) liked to play in the sandbox too much," and "Lou really screwed up this time." . . .But, Cole was on the Compensation committee. How could any of this take place without Cole's knowledge?

I don't see an engineer (Lou)--who was probably naive in the ways of business, whether MIT-trained or not--as pulling the wool over the eyes of Jim Cole. Even if you use an old dictum and "follow the money," the trail still leads to Jim Cole as a member of the Board, and a member of the Compensation committee. If Cole didn't know what was going on (I would personally find this hard to believe), then he should be fired for incompetence. It's his job to know what's going on, and if he DID know what was going on, then he should be prosecuted to the fullest extent of the law. In fact, I think that my last statement should apply to the entire Board. Whether they were asleep at the switch or enriching themselves with other people's money, they should all be one thing; GONE!

...It was Cole, all along.

[Par4crsfl]: Excellent post--my personal choice for "post of the day"! Guilty or "stupid," either way, we can & should do better! Let's clean up the Board & move on. Par

[Hoseaye123]: Par. . . three Conference Call questioners seriously after Jim Cole's bung hole; he's history and doesn’t even know it. Yes, Virginia, we would have been cash-positive this quarter, if not for the larceny. What I didn't understand--Colorado facility in late stage of a sale, but Chris said its sale would not meaningfully add to the bottom line. Am i missing something? Do the owe a lot on it?--The other Joe

[Cvh427]: Joe, the question was asked that if sold, how it would affect the operating cost. Chris answered by stating that the fab 2 facility in C. Springs was decommissioned several years ago; no product was running at fab, and it was only being used an an office space. Depending on who they sell the fab to, Vitesse may be leasing or renting some space back. Overall, the effect was net positive, but not material to the balance sheet. I had thought this fab was paid off. Anyone else have any comments on this?

[Sharpinvestments]: Excellent post, Phobos. The fact that Cole admitted that at least 2 of the 3 Amigos were investors in his fund raises questions. I do think he's covering his own ass. He gave Lou an "eyes closed green light," IMO, for years, and Lou took advantage. I think Cole is history. Judging by his personality type, he'll not resign, but will need to be kicked out. The sooner the better.

From: Robert L. Chapman, Jr.
Sent: Sunday, October 29, 2006 12:21 PM
To: 'Shawn C. A. Hassel (shassel@alvarezandmarsal.com)'
Subject: Chapman Capital Activism: Vitesse Semiconductor (VTSS): Self Policing Issues

October 29, 2006

Shawn,

Please forward to the entire VTSS Board this weekend’s WSJ story questioning whether those culpable (i.e., Vitesse’s Compensation Committee) will be punished legally given the self policing approach. Rest assured, Chapman Capital intends to make a “books and records” demand to obtain the investigation’s final report (and supporting documents).

Please confirm this E-mail was forwarded to the entire Board.

Robert L. Chapman, Jr.
Managing Member
Chapman Capital L.L.C.
Pacific Corporate Towers
222 N. Sepulveda Blvd.
El Segundo, CA 90245
Office: (310) 662-1900
Web: http://www.hedgefunds.com

Legal Aid
In Options Probes,
Private Law Firms
Play Crucial Role

As More Than 130 Companies
Come Under Scrutiny,
Government Relies on Help
Questions About Fairness

By JAMES BANDLER and KARA SCANNELL
October 28, 2006; Page A1

With more than 130 companies under federal scrutiny, the investigation into stock-option backdating has rapidly become one of the broadest corporate scandals in decades. It is so broad, in fact, that federal authorities can't possibly do thorough examinations of every company.

Instead, they outsource a big chunk of the job.

Regulators and prosecutors are relying on suspect companies to investigate themselves by hiring outside law firms. The firms are supposed to hand over their findings to the Securities and Exchange Commission or federal prosecutors, who then use them to help decide which cases to pursue further. The feds often ask for any especially incriminating documents to be delivered in a handy folder they call a "hot binder."

That has long been a common practice for companies in potential legal trouble, partly because it can lead to leniency as reward for a self-examination well done. But not since the overseas bribery scandal of the 1970s have so many public corporations been in trouble at the same time. The federal investigation has enveloped icons of success like Apple Computer Inc., Home Depot Inc., giant insurer UnitedHealth Group Inc., and dozens of Silicon Valley companies.

"The sheer magnitude of the numbers of companies, executives and corporate boards that have disclosed options-related investigations is mind-boggling -- unequaled in recent years," says Lynn Turner, a former chief accountant for the SEC.

The mass exercise in self-policing already has produced some dramatic results. More than 40 executives or directors have resigned or been pushed out in the wake of internal probes that found options backdating problems. The most prominent is William McGuire, chief executive of UnitedHealth, who is leaving his post by Dec. 1. Outside lawyers hired by the company found evidence of rampant backdating of options that enriched him and other insiders. Dr. McGuire, who has said he did nothing improper, stands to lose more than $100 million alone after agreeing to reprice his options.

Nearly 70 companies already have said they will need to restate or otherwise reduce profits after acknowledging that faulty accounting of options had inflated the numbers, according to a tally by shareholder advisers Glass Lewis & Co. The firm put the total shaved off at $5.3 billion.

Still, the deputizing approach raises questions about how evenly justice will be applied. Such investigations are typically overseen by outside directors who may have close ties to the company's management -- and who may themselves have been involved in making the option grants at issue. The government risks focusing not on the worst offenders, critics say, but on those companies honest or frightened enough to perform scrupulous self-examinations.

In at least one case, federal officials have stepped in when they felt an internal probe wasn't getting to the bottom of the matter, according to a person familiar with the circumstances. At Affiliated Computer Services Inc., a Dallas-based technology outsourcing company, executives benefited from a tremendously unlikely pattern of timing grants. A Wall Street Journal analysis last March put the odds at 300 billion to one that the dates on which grants purportedly had been awarded to the company's former CEO were chosen randomly. The company used its longtime outside counsel to conduct the probe.

PERFECT PAYDAY

• Options Scorecard

• Complete coverage

In May the company announced a preliminary finding that there was no intentional backdating to enrich executives. Government officials prodded ACS to look harder, and the company hired a new team of lawyers with no connection to the firm. "From day one ACS has expected its legal counsel to leave no stone unturned and conduct a thorough, objective, and complete investigation of all the facts, and that is exactly what is occurring," said spokesman Michael Buckley.

In some cases, the outsourcing approach has allowed the government to move unusually swiftly. In August, prosecutors filed criminal charges against three former executives of Comverse Technology Inc., only five months after private lawyers had begun an internal options probe at the New York maker of telecommunications software. The outside lawyers found a key witness, obtained dramatic confessions from the three executives, unearthed a secret options "slush fund" -- and kept government officials informed every step of the way.

Federal officials say it is too early to predict how many cases they will bring. But the government has made it clear it won't pursue every backdater. With so many potential defendants, the government has decided to zero in on the most egregious, those involving self-enrichment by top executives, big sums of money, or brazen efforts to deceive directors, auditors and shareholders.

While the government has long had internal policies that permit it to reward companies for their cooperation, the expectations have been ratcheted up in recent years. Under controversial Justice Department policies in place since 2003, companies are more susceptible to criminal charges unless they are viewed as doing a good job on "cooperation and voluntary disclosure."

The threat of criminal prosecution "is a lot like the guillotine - it tends to focus the mind," says Joseph Grundfest, a former SEC commissioner and a professor of law at Stanford University. "Here you have over 140 companies spending millions each doing the equivalent of Maoist self-criticisms and turning the results over to the authorities."

Critics of the approach say using private lawyers to investigate on behalf of the government can place employees in an unfair position: talk, or you'll lose your job. When speaking to private lawyers hired by the company, employees don't have the legal protections -- against self-incrimination, for instance -- that apply in some government proceedings. The government has relied on internal probes at least since the 1970s bribery scandal, which resulted in hundreds of companies stepping forward, and led to enactment of the Foreign Corrupt Practices Act.

The current investigations are focusing on whether executives improperly enriched themselves through surreptitious backdating of stock options. Options give their recipient the right to buy a stock at a fixed price, and typically allow the recipient to profit if the market value of the stock rises from the day the option was granted. But it turns out many companies cheated by pretending that their options were granted on earlier dates, when the stock price was much lower, a practice that gives an instant paper profit for the grant recipients.

Backdating is illegal if not properly disclosed to shareholders. It also can cause serious accounting and tax problems for companies and executives. To date, five former executives have been charged with criminal fraud violations in connection with the practice, including the three at Comverse.

The government began to cast its eye on the timing of option grants more than three years ago, when the SEC's then-enforcement director, Stephen Cutler, read a news account suggesting that executives had issued grants just prior to the release of favorable news that caused a jump in their company's share prices.

SEC officials gradually began to suspect that something more nefarious was going on. A small number of academic researchers also were suggesting that backdating might explain the happy timing of many grants. An SEC unit in Washington began a limited probe, focusing on fewer than a dozen companies. Federal prosecutors in San Francisco also started examining one case, Brocade Communications Systems Inc., assigning a single prosecutor and one FBI agent.

Last March, The Wall Street Journal reported that statistical evidence strongly suggested backdating had taken place at six companies. Among them: UnitedHealth, ACS and Comverse. The Journal article sent the federal probe into high gear, officials say. All the companies got subpoenas. It also sparked unusual territorial skirmishes between rival U.S. Attorney's offices eager to show they were cracking down on the latest corporate scandal.

An initial volley came from federal prosecutors in Brooklyn, N.Y., who moved quickly to subpoena Comverse, which until recently was headquartered in its district. That prompted the office's crosstown rival in Manhattan to follow suit. Some companies ended up receiving subpoenas from more than one U.S. Attorney looking for the same information about options. Eventually, senior Justice Department officials ruled that cases generally would be handled along geographic lines.

Prosecutors in San Francisco were initially miffed that prosecutors in New York were reaching across the country to subpoena Silicon Valley companies. "Our preference here generally is to try and create a cooperative environment with the firm and entity we're looking at so we don't have to start the relationship with grand jury subpoenas," says Kevin Ryan, U.S. Attorney for the Northern District of California, who e didn't directly criticize his counterparts.

Last spring as waves of companies began to step forward to admit options troubles, Mr. Ryan contemplated his office's response. His thinking crystallized while on a family vacation this summer in southern France. There, he sounded out his father-in-law, James Klingbeil, a prominent San Francisco real-estate investor. While the pair sipped wine under an oak tree, Mr. Klingbeil told his prosecutor son-in-law that the arguments by some companies that backdating was acceptable "didn't pass the smell test," both men recall.

While in France, Mr. Ryan fired off a series of urgent emails to his deputy, Eumi Choi, saying that the office needed to jump on the matter. Soon after, the office formed a special task force of prosecutors and agents of the Federal Bureau of Investigation, an idea Mr. Ryan says he'd been weighing before the France trip.

Of more than two dozen cases his office is investigating, Mr. Ryan says "15% to 20% have raised serious issues. We're going to really drill down on those." An FBI agents on his task force, Brian Wickham, says that in the case of one company he declined to identify, an executive's calendar showed him to be out of the country when other documents claimed he was at a board meeting.

Nationally, at least nine U.S. Attorneys offices are probing backdating, assisted by agents with the FBI, Internal Revenue Service and the U.S. Postal Service. The SEC, which is taking the lead on most of the investigations, has assigned more than 150 lawyers and accountants to the task.

The scandal also has been a bonanza for law firms and forensic accountants. UnitedHealth's internal probe looked at almost four million documents and included more than 80 interviews of employees and other witnesses. Another company -- Mercury Interactive Corp. -- said the cost of its internal probe amounted to about $70 million.

The internal probes appear to run the gamut from exhaustive efforts to ferret out wrongdoing to more minimal examinations aimed mostly at correcting the mess backdating makes of a company's financial statements, say lawyers involved. Federal officials say they're well aware of the varying levels of depth of the in-house probes. "We critically evaluate the quality of the investigation. We don't just take their word for it," says Walter Ricciardi, a deputy director of enforcement at the SEC.

The SEC launched a computer-tracking system this week to help it keep tabs on lawyers conducting the probes. The idea is to let government investigators share information with each other about how responsive, independent and thorough they believe private lawyers have been, so the government can judge their credibility of their findings.

At Comverse, confessions elicited by outside lawyers from three senior executives sealed their fates. The company had for many years granted options to senior executives that bore unusually beneficial dates, just ahead of sharp increases in the company's stock price. The Journal story in March said the odds of that happening randomly were one in six billion. In March, a special board committee hired Howard Schiffman, a securities lawyer with the Washington, D.C., law firm of Dickstein Shapiro LLP, to head an internal investigation.

Dickstein put eight senior lawyers on the case and brought in AlixPartners, a forensic-accounting firm. Dozens of Dickstein associates were detailed to perform electronic searches through e-mails and other records.

Within days the Dickstein lawyers began summoning senior Comverse executives to the law firm's midtown Manhattan offices for sometimes grueling interviews. The lawyers spent hours with the company's then-chief executive, Kobi Alexander. At one of these sessions, he admitted to having backdated options grants, according to the government's later criminal case against him.

The private lawyers also found a key witness in Fran Rail, a stock-option administrator, who described efforts by the chief financial officer to hide a secret slush fund from the company's outside auditor. Under sharp questioning from the Dickstein lawyers, the executive, David Kreinberg, said he'd been instructed by Mr. Alexander to keep the account secret, according to a person familiar with Mr. Kreinberg's statements. Earlier this week, he pleaded guilty to fraud charges. Ms. Rail couldn't be reached for comment.

The Dickstein lawyers held regular meetings with the SEC to keep the government briefed on their findings. There was a "daily feeding of information -- millions of documents," says one person involved in the probe. This person said that after the Dickstein lawyers interviewed a key witness, the government had the information in "real-time."

The Dickstein probe was still going on in late July, when government investigators grew concerned that Mr. Alexander -- an Israeli citizen and U.S. resident -- would flee the country. Federal prosecutors rushed to file criminal charges before several important witnesses were called for interviews. The criminal charges rested on information from the Dickstein lawyers, including purported confessions from all three senior executives who were charged. The government hadn't yet interviewed any of them.

Mr. Alexander later was arrested in the African country of Namibia, where he is facing extradition proceedings.

--Charles Forelle contributed to this article.

Write to James Bandler at james.bandler@wsj.com and Kara Scannell at kara.scannell@wsj.com

From: Robert L. Chapman, Jr.
Sent: Wednesday, October 11, 2006 5:26 PM
To: 'Shawn C. A. Hassel (shassel@alvarezandmarsal.com)'
Subject: Chapman Capital Activism: Vitesse (VTSS): McAfee Chairman Resigns Due to Accountability

October 11, 2006

Shawn,

Please forward this to Vitesse's Board (with emphasis to the Compensation Committee), noting that the Chairman resigned due to his "regret that some of the stock-option problems identified by the special committee occurred on [his] watch."

Robert L. Chapman, Jr.
Managing Member
Chapman Capital L.L.C.
Pacific Corporate Towers
222 N. Sepulveda Blvd.
El Segundo, CA 90245
Office: (310) 662-1900
Web: http://www.hedgefunds.com

McAfee Replaces Chief, to Restate 10 Years of Results (Update3)
2006-10-11 10:34 (New York)

By Rebecca Barr

Oct. 11 (Bloomberg) -- McAfee Inc., the second-biggest maker of anti-virus software, replaced its top two executives and will restate 10 years of results by as much as $150 million to account for backdated stock options.

President Kevin Weiss was fired, and Chairman and Chief
Executive Officer George Samenuk retired, McAfee said in a
statement today. Board member Dale Fuller will take over as
president and interim CEO until a replacement is found. Director
Charles Robel will become non-executive chairman.

Samenuk and Weiss join at least 28 other executives or
directors who have lost their jobs in connection with the
widening scandal over stock options. Cnet Networks Inc. also announced the resignation of its CEO today. McAfee decided to replace management after presenting the findings of an internal review of grant practices to the board.

``It's the first step for the company out of the penalty
box,'' said Daniel Ives, a New York-based analyst with Friedman
Billings Ramsey, He has an ``outperform'' rating on the stock.
``Investors can start focusing on the fundamentals again.''

Shares of Santa Clara, California-based McAfee rose 69
cents, or 2.7 percent, to $26.48 at 10:29 a.m. in New York Stock
Exchange composite trading. The stock had fallen 4.9 percent this year before today.

McAfee Chief Financial Officer Eric Brown during a
conference call declined to elaborate on the firing of Weiss, 50.
The company has appointed a committee to find a new CEO and said it will evaluate both internal and external candidates.

Scandal Widens

``I regret that some of the stock-option problems identified by the special committee occurred on my watch,'' Samenuk, 51, said in a statement today.

At least 140 companies have disclosed internal or federal
probes into whether they retroactively granted options to
coincide with dates when the stock price was low, creating a built-in profit for recipients. The scandal has primarily
embroiled technology companies, which used options grants in the
1990s to lure new employees.

The results of McAfee's probe revealed errors went back
further than previously estimated. The company said in August that an adjustment for the three years ended 2005 was likely after starting the internal review of stock options in May.

The company also announced in May that it was in informal
talks with the SEC on the issue and fired general counsel Kent
Roberts in connection with the investigation. In June the SEC subpoenaed McAfee and a formal probe began.

The investigation is now largely over and the company now
plans to file restated results ``as soon as practicable,'' Brown said on the call today. McAfee won't buy back any more shares until the restatement is complete, he said.

`Fresh Start'

Samenuk, hired in 2001, in previous years cleaned up
McAfee's accounting and settled lawsuits that claimed former CEO
William Larson misstated the company's financial condition. He tightened financial controls and restated results almost every year since 2002.

The former International Business Machines Corp. executive
also cut losses and won a reputation for beating forecasts.

``Samenuk has been the main ingredient for the success of
the company,'' Ives said. ``That said, some investors may think the company deserves a fresh start.''

McAfee, which ranks behind Symantec Corp. in security
software, reported in July that second-quarter profit fell 25 percent to $31.4 million, or 19 cents a share, because of stock-
option costs. Sales rose 13 percent to $277.4 million.

Fuller said he doesn't expect the management changes to
affect growth at the company. The CEO spent last night and this morning speaking to his senior management team and he plans to spend this morning talking to McAfee customers, he said.

``McAfee has had to make some difficult decisions in the
last 24 hours, but they are in the best interests of the
shareholders,'' Fuller said on the conference call.

--With reporting by Ville Heiskanen and Ron Day in New York.
Editor: Sondag (tlb)

From: Robert L. Chapman, Jr.
Sent: Tuesday, October 10, 2006 1:23 PM
To: 'Shawn C. A. Hassel (shassel@alvarezandmarsal.com)'
Subject: Chapman Capital Activism: Vitesse (VTSS): Executive Plea Bargains

October 10, 2006

Shawn,

Please forward article below to the Board.

Robert L. Chapman, Jr.
Managing Member
Chapman Capital L.L.C.
Pacific Corporate Towers
222 N. Sepulveda Blvd.
El Segundo, CA 90245
Office: (310) 662-1900
Web: http://www.hedgefunds.com

==========

Ex-Comverse Executives May Plead Guilty, U.S. Prosecutors Say
2006-10-10 15:35 (New York)

By Patricia Hurtado

Oct. 10 (Bloomberg) -- Two former Comverse Technology Inc.
executives charged with stock-option manipulation are in
negotiations to plead guilty, U.S. prosecutors said in court filing.

David Kreinberg, 41, Comverse's former chief financial
officer, and William Sorin, 56, its former director and general counsel, were charged in an Aug. 9 complaint with backdating stock options so employees could buy shares at low prices.
Assistant U.S. Attorney Linda Lacewell asked for and got a month delay in the Oct. 9 deadline to formally indict the men,
according to a court filing that disclosed the negotiations.

Lacewell said in a letter to a magistrate in charge of the
case that the Brooklyn U.S. Attorney's Office and lawyers for
Kreinberg and Sorin ``are engaged in plea negotiations which they believe are likely to result in a disposition of this case
without trial,'' according to the filing, made public today.

The charges against the two executives and Comverse's former chief executive officer are the most wide-ranging from more than
130 inquiries started by U.S. authorities and companies into manipulations of stock-options timing. Comverse CEO Jacob
``Kobi'' Alexander is fighting extradition from Namibia to face the charges in New York. Sorin and Kreinberg might agree to
testify against him as part of their negotiations.

Alexander, 54, was freed Oct. 3 by a Namibian judge on N$10
million ($1.3 million) bail as he fights extradition. A 32-count indictment was unsealed against him Sept. 27. It doesn't name
Kreinberg or Sorin.

Sorin's lawyer, James Brochin declined comment. Kreinberg's
lawyer, Matthew Lang, didn't return a call seeking comment.

Reasonable Likelihood

Lacewell wrote in her Oct. 6 letter to the magistrate that
the defendants and their lawyers needed more time ``in order to focus efforts on plea negotiations,'' according to the filing.

She said there was a ``reasonable likelihood'' that the
negotiations would result in pleas. The documents were approved by U.S. Magistrate Judge Joan Azrack, the filing shows.

Scott Christie, a former federal prosecutor who is now a
lawyer at McCarter & English in Newark, New Jersey, said when prosecutors seek such delays, it's a sign that the defendants could plead guilty.

``Normally when you have a series of delays like this, it's
a strong indication there are serious discussions under way,'' he said. ``Plea discussions are discussed as are forfeiture issues and cooperation. The parties feel they need a little extra time to finalize such issues.''

Another Sign

Christie said the fact that prosecutors indicted Alexander
and only charged Kreinberg and Sorin was another method
prosecutors use in a case to secure pleas.

``If the government believes there is a possibility of
working out a plea deal, they will hold off on indicting
someone,'' Christie said. ``Sometimes what they will do is to show they're serious, they'll indict one of the co-conspirators and speak to others and say, `You're next. Let's talk about
resolving your criminal liability or you'll face the same
fate.'''

At a hearing in August, Lacewell told U.S. District Court
Judge Nicholas Garaufis, who is presiding over a securities fraud civil case against Comverse, that her office had agreed with lawyers for Kreinberg and Sorin to extend the deadline until Oct.
9 on whether to indict the two men.

Alexander, Kreinberg and Sorin were accused in a criminal
complaint unsealed on Aug. 9 of backdating ``millions of stock options'' so employees of the New York-based company could buy shares at low prices. Both men pleaded not guilty and are free on
$1 million bail.

Under federal law, prosecutors had 30 days after filing the
criminal complaint to bring a criminal indictment Christie said.
They got a month delay of that first deadline.

Comverse is the second company whose executives have been
criminally charged over stock-option fraud. Former Brocade
Communications Systems Inc. Chief Executive Officer Gregory Reyes
was the first executive charged with securities fraud in a
growing U.S. probe into illegal options backdating.

The U.S. court case is U.S. v. Alexander, 06-CR-00628, U.S.
District Court, Eastern District of New York (Brooklyn).

--Editor: Oster

From: Robert L. Chapman, Jr.
Sent: Friday, October 06, 2006 5:14 AM
To: 'Shawn C. A. Hassel (shassel@alvarezandmarsal.com)'
Cc: 'Edward Rogas Jr. (edrogas@aol.com)'
Subject: Chapman Capital Activism: Vitesse (VTSS): A&M Incentive Compensation

October 6, 2006

Mr. Shawn C. A. Hassel
Chief Financial Officer
Vitesse Semiconductor Corporation
741 Calle Plano
Camarillo, CA  93012

Shawn,

Chapman Capital just reviewed the Form 8-K (attached below) finally describing A&M’s incentive compensation award.

As hard/smart as you seem to be working, I thought A&M’s $90,000/month in compensation was priced at high enough a level that it was assumed (i.e., included) that such extraordinarily-priced talent (i.e., many CFO’s at $300 MM market cap companies make that in a full year) would accomplish the financing (high priced as well) w/ Tennenbaum, complete financial restatements, implement a remediation plan and settle with the bond holders. What is most concerning about this incentive agreement is that there is no “quality test” of each of these “achievements”; instead, irrespective of high expensive the rescue financing, how long it takes to restate, how effective the remediation plan or how expensive the bond settlement, A&M gets paid in full.

Who specifically at VTSS negotiated this with A&M?

Robert L. Chapman, Jr.
Managing Member
Chapman Capital L.L.C.
Pacific Corporate Towers
222 N. Sepulveda Blvd.
El Segundo, CA  90245
Office: (310) 662-1900
Web:  http://www.takeovers.com

=============

UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
  WASHINGTON, D.C. 20549
_____________________
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): October 2, 2006
VITESSE SEMICONDUCTOR CORPORATION
(Exact name of registrant as specified in its charter)
Delaware
(State or other jurisdiction of incorporation)
1-31614 77-0138960
(Commission File Number) (IRS Employer Identification No.)

741 Calle Plano, Camarillo, California 93012
(Address of principal executive offices) (Zip Code)
Registrant's telephone number, including area code: (805) 388-3700
Not applicable
Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act
(17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act
(17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the
Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the
Exchange Act (17 CFR 240.13e-4(c))


Item 1.01 Entry into a Material Definitive Agreement.

On October 2, 2006, Vitesse Semiconductor Corporation (the "Company")
entered into an agreement (the "Agreement") with Alvarez & Marsal, LLC
("A&M"). The Company and A&M previously entered into an agreement, dated
April 27, 2006, pursuant to which, among other things, A&M agreed to provide the services of Shawn C.A. Hassel as Chief Financial Officer of the Company. The April 27, 2006 agreement provided that the parties would negotiate to reach agreement regarding certain incentive compensation to be received by A&M for its services. This incentive based compensation was partially in consideration for a negotiated discount for ongoing fees.
The Agreement is the result of those negotiations.

Pursuant to the Agreement, a copy of which is included in this Form 8-K as Exhibit 10.1 and incorporated hereby by reference, the Company has agreed, among other things, to:

(1) issue to A&M warrants to acquire 150,000 shares of the Company's
Common Stock at a price of $1.20 per share, subject to adjustment.
The warrants will expire five years from the date of issue;

(2) issue to A&M warrants to acquire an additional 150,000 shares of the Company's common stock at a price of $1.20 per share, subject to adjustment. These warrants will be issued to A&M at the earlier of the delivery of financial statements of the Company to KPMG LLP, the Company's independent public accountants, or the occurrence of an event that would give A&M the right to put the warrants back to the Company as described below. The warrants will expire five years from the date of issue;

(3) enter into a Warrant Registration Right Agreement pursuant to which the Company will agree, among other things, to register the resale of the shares of the Company's Common Stock issuable upon exercise of the warrants and the Company will grant to A&M the right to put the warrants back to the Company under certain circumstances set forth in the Agreement at a price equal to the difference between the then trading price of the Company's Common Stock and the exercise price under the warrants; and

(4) pay to A&M (i) $250,000 upon execution of the Agreement as compensation with respect to the completed financing with affiliates of Tennenbaum Capital Partners, LLC; (ii) $50,000 upon completion of a second financing of $25 million as permitted by the loan agreement with the affiliates of Tennenbaum Capital Partners LLC;
(iii) $150,000 upon setting the terms for a proposed settlement of a dispute with the holders of the Company's 1.5 % Convertible
Subordinated Debentures due 2024; (iv) $75,000 upon the approval and implementation of a remediation plan resulting from the internal investigation being conducted by the Special Committee of the Board of Directors of the Company; and (v) up to $125,000 upon delivery of financial statements of the Company to KPMG LLC.


Item 9.01 Financial Statements and Exhibits

(d) Exhibits.

Item No. Description

10.1 Letter Agreement, dated October 2, 2006,
between Vitesse Semiconductor Corporation
and Alvarez & Marsal, LLC.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Camarillo, State of
California, on October 5, 2006.

VITESSE SEMICONDUCTOR CORPORATION

By: /s/ Christopher Gardner
Christopher Gardner
Chief Executive Officer


EXHIBIT INDEX

Item No. Description
10.1 Letter Agreement, dated October 2, 2006,
between Vitesse Semiconductor Corporation
and Alvarez & Marsal, LLC.

From: Robert L. Chapman, Jr.
Sent: Tuesday, September 26, 2006 7:12 AM
To: 'Shawn C. A. Hassel (shassel@alvarezandmarsal.com)'
Subject: Chapman Capital Activism: Vitesse Semiconductor (VTSS): FBI Promises Crackdown

September 26, 2006

Shawn,

Please forward this to Vitesse's entire Board of Directors, particularly the Compensation Committee (particularly Jim Cole).

Robert L. Chapman, Jr.
Managing Member
Chapman Capital L.L.C.
Pacific Corporate Towers
222 N. Sepulveda Blvd.
El Segundo, CA 90245
Office: (310) 662-1900
Web: http://www.hedgefunds.com

==================

FBI Promises Crackdown on Stock-Option Fraud as Cases Increase
2006-09-26 00:16 (New York)

By Robert Schmidt

Sept. 26 (Bloomberg) -- The FBI is conducting probes of 52
companies that may have illegally backdated stock options and more cases are on the way, its new criminal investigative chief said.

The number of criminal cases has increased 16 percent in
less than two months, said Chip Burrus, an assistant director of the Federal Bureau of Investigation. ``We're going to knock that pretty good,'' he said in an interview. ``We're going to go after those.''

Burrus signaled the Justice Department will oppose efforts
to water down the corporate-governance overhaul adopted in the wake of the scandals involving Enron Corp., WorldCom Inc. and others. In the interview, he praised the 2002 Sarbanes-Oxley accounting law, which has been under attack from business groups and Wall Street, and said the FBI is paying close attention to fraud in the $1.2 trillion hedge-fund industry.

The FBI is investigating 486 corporate fraud cases this
fiscal year, up from 423 in 2005, according to the agency. It has also opened 1,160 securities fraud probes, compared with 1,139 last year. Twenty of the bureau's corporate-fraud cases allegedly involve more than $1 billion.

``There is a general idea that this has sort of gone away,''
Burrus said. ``It's not going away.''

The bureau works closely with the Securities and Exchange
Commission, U.S. attorneys' offices, the Justice Department's fraud section and other agencies.

Burrus's comments echo those of Deputy Attorney General Paul
McNulty, who said in a June 29 interview that corporate fraud remains a priority for the Justice Department.

FBI at the Door

For executives, Burrus said, a knock on the door from an FBI agent sends a strong message.

``I'm not interested in civil fines,'' he said. ``If I'm
coming in and I'm looking, there are allegations of criminal misconduct. There's obviously a different pucker factor that comes when you start talking to an FBI agent.''

Illegal manipulation of stock options is one of the biggest
growth areas, Burrus said. Backdating occurs when companies
reward executives by retroactively setting the grant date to a time when the stock was cheap, increasing the potential for
profit. At least 130 companies have disclosed internal probes or federal investigations into their options practices.

The first criminal charges in the options scandal were
brought against former executives of Brocade Communications
Systems Inc., based in San Jose, California, and New York-based
Comverse Technology Inc.

Admit Wrongdoing

Burrus said the Justice Department is encouraging companies
to come forward and admit wrongdoing.

``Honest corporate executives want fast resolution to this
so they can move on with what they do best, and that's the
business that they're in,'' he said. ``If we linger around these things, then it's not good for them, it's not good for us.''

On hedge funds, Burrus said the FBI is concerned about the
number of smaller investors gaining access, mostly through
pension funds, to the private partnerships meant for the wealthy.
President George W. Bush's corporate fraud task force, including the FBI, has identified hedge funds as ``an emerging threat.''

The assets of largely unregulated hedge funds have more than doubled over the past five years. An attempt by the SEC to set up minimal requirements for the investment pools, such as periodic inspections, was struck down in June by a federal appeals court in Washington.

`Emerging Threat'

``It is an emerging threat because of the dollar value and
the number of institutions that are actively taking a look at this,'' Burrus said. ``People that maybe aren't expecting to have this type of a risky investment in their portfolio end up taking a bath.''

Several high-profile hedge funds have collapsed in the past
two years, including Stamford, Connecticut-based Bayou Management
LLC and Atlanta-based International Management Associates LLC, which counted professional football players among its investors.
Earlier this month, Greenwich, Connecticut-based Amaranth
Advisors LLC informed clients that it lost $6 billion on natural gas trades.

As the Justice Department's investigative arm, the FBI has
some 260 agents working on corporate, securities and commodities fraud cases.

Still, business investigations take a back seat to terrorism and counter-intelligence probes. In Burrus's own division,
corporate fraud ranks third in importance behind combating gangs and investigating public corruption, he said.

White-Collar Crime

That doesn't deter Burrus, 49, who said he ``cut his teeth''
at the bureau on white-collar criminal investigations in the
1980s and 1990s, especially bank fraud. He joined the FBI in 1983 and rose to head its office in Salt Lake City. Burrus became acting head of the criminal investigative division in February and was appointed to the permanent job last month by FBI Director
Robert Mueller.
``Our goal has always been to maintain the integrity of the
markets to protect the average investor,'' Burrus said, citing retirees who ``just get fleeced right and left'' and those who lose their jobs due to corporate malfeasance.
Burrus said the agency learned valuable lessons from the
accounting scandals, including where to locate resources. Most of the bureau's financial expertise is in major cities like New
York, Los Angeles and San Francisco, and the agency was forced to play ``catch up'' in places like Clinton, Mississippi, home to
WorldCom, and in Houston, where Enron had its headquarters.
``It took us a while to get peddling on Enron and
WorldCom,'' Burrus said.

Response Teams

Karen Spangenberg, chief of the FBI's financial crimes
section in Burrus's division, has created four, 10-person
regional response teams. They include lawyers, accountants,
financial analysts and asset forfeiture specialists. They can be deployed at the first sign of trouble.
``In corporate fraud cases, especially ones that are
disintegrating in front of your eyes, there is a real need to quickly get all the evidence,'' Burrus said.
He also said the 2002 Sarbanes-Oxley law, which increased
penalties for financial fraud and required executives to certify that their books are in order, ``has been a big help.''
The law ``brings a seriousness to the company's financial
statements, where corporate executives are held accountable,''
Burrus said. ``It puts some real teeth into what they knew, when they knew it. And I think it does a great service to the American investor.''

--Editor: Rubin (jto).

From: Robert L. Chapman, Jr.
Sent: Saturday, August 19, 2006 5:42 PM
To: 'Shawn C. A. Hassel (shassel@alvarezandmarsal.com)'
Cc: 'Edward Rogas Jr. (edrogas@aol.com)'
Subject: Chapman Capital Activism: Vitesse (VTSS): Compensation Committees Scrutinized in Barrons

August 19, 2006

Mr. Shawn C. A. Hassel
Chief Financial Officer
Vitesse Semiconductor Corporation
741 Calle Plano
Camarillo, CA  93012

Shawn,

Compensation Committees (and not just executives or boards of directors as a whole) are finding themselves getting more media attention.  Please forward to Vitesse's Compensation Committee (and Mr. Chris Gardner) the attached article in this weekend's Barron's regarding one such committee member.

As I have stated before, it is my belief that, as Managing Member of the firm that oversees the largest block of Vitesse Semiconductor, Mr. James Cole should resign from the Board immediately.  At the appropriate time, I intend to make my case to the public via a Schedule 13D amendment and communications with the financial press.

Robert L. Chapman, Jr.
Managing Member
Chapman Capital L.L.C.
Pacific Corporate Towers
222 N. Sepulveda Blvd.
El Segundo, CA  90245
Office: (310) 662-1900
Web:  http://www.takeovers.com

Meet Mr. Generosity
By JIM MCTAGUE

JAMES JOHNSON, A FORMER CHAIRMAN of Fannie Mae, just can't stay away from boardrooms. He sits on the boards of no fewer than six corporations, and is chairman of the compensation committees of five of them. That's a full plate for anyone in these times of increased scrutiny of boards' actions. Only 350 of the nation's 50,000 corporate directors sit on four boards, and most are content with one.

But that's not all that makes Johnson's board work stand out. When Johnson joins a board, executive compensation controversies often follow. The executive-pay practices of five of the companies where he serves have been criticized by two research groups on corporate governance, mostly for being insufficiently tied to performance. In other words, the presence of the legendary executive on a board may be shaping up as a warning sign for investors.

The companies, including such well-known ones as Gannett (ticker: GCI), Goldman Sachs (GS) and Temple Inland (TIN), defend their compensation practices -- and stand by Johnson. But it's hard to overlook the frequency of the criticisms. Even Johnson's tenure at Fannie Mae (FNM) in the 1990s has come under fire this year, with the mortgage giant's regulator contending he contributed to the colossal accounting debacle that came to a head under his successor, Franklin D. Raines.

Johnson, who declined to comment for this story, has mostly led a charmed career. Now 62, he rose to prominence in politics, becoming a top adviser to former Vice President Walter Mondale. That was followed by a princely - at Fannie, from 1991 through 1998. He greatly expanded the quasi-governmental company, became one of the most prominent executives in America and collected $21 million a year. He still draws $1 million annually in pension payments and consulting fees from the company, according to a regulatory report.

Next came a few years at the helm of the prestigious Kennedy Center in Washington, D.C., a glamorous gig that cinched his election to the American Academy of Arts and Sciences. Now, in addition to his six boards, he is active in at least four major civic enterprises and serves as a vice chairman of the merchant bank Perseus Capital, also based in the nation's capital.

Johnson's image took its first big hit earlier this year, as a result of disclosures of possible backdating of stock options awards at UnitedHealth Group (UNH), where he has been a board member since 1993 and chairman of the compensation committee since 2004.

The Wall Street Journal reported in April that a board committee at UnitedHealth including Johnson was looking into possible backdating of $1.8 billion in options awarded to Chairman William McGuire from 1994 through 2002. The implication was that the board had acted only after being nudged by the SEC.
The dating of the options awards in several cases coincided with lows for the stock during the period, meaning higher eventual gains for McGuire. The odds of randomly selecting the profitable grant dates in advance were thought to be about one in 200 million.

McGuire picked the dates for options awards himself, and the board later approved them. Shares of UnitedHealth Group plunged after the disclosures and now trade 24% below their 52-week high. Some big institutional investors have filed a class-action suit in federal court in Minnesota, alleging breech of fiduciary duty and other violations of law. The suit names Johnson and most other directors as defendants, since they voted to approve the options grants. Minnesota's attorney general is also investigating the case.

UnitedHealth Group has said it won't comment until Johnson's committee has finished its investigation.
In a less-publicized instance earlier this year, Institutional Shareholders Services, which researches corporate governance for big investors, recommended that its clients who own shares of KB Home (KBH) withhold their votes for Johnson, who is a compensation-committee member, because KB's bonus plans are too generous and lead to "runaway compensation."

Bruce Karatz, chairman and CEO of the home builder, received $45 million in 2005. ISS says Karatz's compensation isn't linked directly to the relative performance of the company, but rather to the performance of the overall housing market. Thus, Karatz, whose company was only the fifth-best performer in its industry, received $32 million more than did Donald Tomnitz, CEO of D.R. Horton, the top-performing home builder in 2005.

Table: Multitasking in the Boardroom

Karatz, for his part, maintains the pay scheme is "totally performance-based," and he credits Johnson with "exceptional judgment." He adds that Johnson could not have dictated higher CEO remuneration by himself. "It's a committee action," Karatz says. "It was implemented many years ago, and it's a very mathematical, performance-based system."

Rockville, Md.-based ISS, which covers some 3,500 companies worldwide, each year accuses only about 2% of them of paying compensation that's out of whack with performance. But Gannett and Temple Inland were among that group in 2005, and Johnson is the head of both companies' compensation committees. The two corporations' option and stock awards weren't tied closely enough to performance, ISS maintains. Shareholders ignored the warning and didn't support pay changes.

The Corporate Library, another top source of corporate-compensation data, has raised a similar objection about the pay at Goldman Sachs, where Johnson has been a board member since 1999 and chairs the compensation committee. Remuneration at Goldman rises and falls with the markets and doesn't track performance versus its peers, says Paul Hodgson, a senior research associate of the Corporate Library. Former CEO Henry Paulson was making about $42 million a year when he left to become U.S. Treasury Secretary. The median pay for his peer group is $11.5 million, says ISS.

A spokesman for the investment bank said only that Johnson is "a valued member of the Goldman Sachs board."

The sole Johnson company that hasn't come under fire from critics is Target (TGT). Johnson has been a director of the retailer since 1996 and, yes, chairs its compensation committee.

THE SHEER VOLUME of Johnson's board work is cause for concern in some quarters. "We start raising a red flag when we see a director on four boards," says Hodgson.

The ISS sees the limit as seven. But since the implementation of the Sarbanes-Oxley law, which increases director workloads substantially, it has become increasingly rare for anyone to serve on more than two corporate boards, says ISS Executive Vice President Patrick McGurn.

But if the high number of boards Johnson serves on is an anomaly, his apparent taste for generous pay packages might not be. Academic research suggests that when highly compensated CEOs and former chief executives become board members, they favor generous pay packages for other CEOs.

Amir Barnea and Ilan Guedj, finance professors at the University of Texas' McCombs School of Business, examined data on the companies in the Standard & Poor's 1500. They found that directors who are, or were, highly paid chief executives and who know lots of other powerful, high-paid people tend to approve pay packages 10% to 13% richer than those at companies that appoint non-CEOs as directors.
The researchers also found -- perhaps to no great surprise -- that directors who approve generous pay packages at one company are likely to be awarded more directorships in the future.

The past, however, sometimes catches up with overly generous directors.

The Bottom Line

Two top research groups have criticized the executive-pay practices at several of the firms at which Johnson serves.

Though Fannie Mae's stock price soared by more than 700% during Johnson's seven-year tenure, federal regulators in May criticized him for allegedly creating a culture that had contributed to the company's subsequent fall from grace. After regulators uncovered accounting manipulations in 2004, Fannie Mae admitted to overstating income by $11 billion in past years.

In a recent interview with Barron's, James Lockhart, executive director of the Office of Federal Housing Enterprise Oversight, Fannie Mae's regulator, said: "Cultures grow over time and, obviously, in my mind, Johnson was very much involved in starting a culture of arrogance at the organization, which eventually led to all of the problems they had and are still having."

That hardly sounds like a good candidate for a board. But don't be shocked if some needy CEO recommends the generous Mr. Johnson for a director's seat over the next few years.

From: Robert L. Chapman, Jr.
Sent: Saturday, August 12, 2006 12:28 PM
To: 'Shawn C. A. Hassel (shassel@alvarezandmarsal.com)'
Cc: 'Edward Rogas Jr. (edrogas@aol.com)'
Subject: Chapman Capital Activism: Vitesse (VTSS): Board Conflicts of Interest in Investigation

August 12, 2006

Mr. Shawn C. A. Hassel
Chief Financial Officer
Mr. Edward Rogas, Jr.
Chairman, Special Committee
Vitesse Semiconductor Corporation
741 Calle Plano
Camarillo, CA 93012

Gentlemen,

Please E-mail the attached WSJ article to the full Board of Directors of Vitesse Semiconductor Corporation. The article deals with the very issue I have raised with you both, and Chris Gardner. In essence, we question how Vitesse's owners can be confident that the Special Committee's investigation will treat properly potential/probable violations by Mr. James Cole and the rest of the Compensation Committee?

Due to these obvious conflicts of interest, Chapman Capital shall demand a copy of the final report covering the back dated stock options, and should Mr. Cole's potential/probable involvement not result in his being indicted along with the fraud's beneficiaries (assuming he did not benefit directly), we intend to bring private legal action ourselves. In addition, we shall be working with the WSJ's leading reporters (on backdated options; Messrs. Bandler and Forelle) to convey our views on Mr. Cole's complicity. At the appropriate time, you should expect an article therein and in other publications.

RLCjr

========================== WSJ Link ========================== http://online.wsj.com/article/SB115525929078232930-email.html
==============================================================

Interest Parties:
In Internal Probes
Of Stock Options, Conflicts Abound

Directors' Ties Can Complicate
Job of Assuring the Public
Investigation Is Thorough
Sorting It Out at UnitedHealth

By JAMES BANDLER and CHARLES FORELLE
August 11, 2006; Page A1

The board of UnitedHealth Group Inc. met on May 1 to deal with questions about unusually well-timed stock-option grants to top executives such as Chief Executive William McGuire. The gathering heard a briefing from a lawyer who was running UnitedHealth's internal probe of how the options were dated.

One director whose recollections would be important to the investigation was Thomas H. Kean, a former New Jersey governor who had served on the compensation committee that approved options grants.

The same day as the board meeting, some UnitedHealth directors and executives were supporting a campaign by Mr. Kean's son for a U.S. Senate seat from New Jersey. Some of them attended a fund-raiser for Tom Kean Jr. that day, in UnitedHealth's home state of Minnesota. It isn't clear whether Dr. McGuire and his wife attended, but each donated $2,000 to the cause. So did Richard T. Burke, who sits on a special board committee that is overseeing the options investigation. All told, UnitedHealth-affiliated donors have contributed $25,000 to the campaign.

The donations were just one instance of overlapping relationships and potential conflicts of interest that exist at some companies conducting investigations of their own stock-option practices. The various relationships don't necessarily mean board members can't be fully objective. But governance experts warn that, at the least, the ties are likely to hinder public confidence in the thoroughness of some of the inquiries.

These internal probes are important in the unfolding scandal over the dating of stock-option grants. Options are meant to pay off for an executive only if the stock price rises from its level when they are granted. If it is found that a company played around with grant dates so that options showed a paper profit from the start, the company may face a range of knotty problems, from allegations of false disclosure to the need to restate past financial results. In recent weeks former executives of two companies, Brocade Communications Systems Inc. and Comverse Technology Inc., have faced criminal charges.

With options under scrutiny at more than 80 companies so far, regulators and prosecutors haven't the resources to conduct full-blown forensic probes of every company. They often rely on companies' own internal inquiries to do the initial digging that helps authorities decide whom to pursue most vigorously. In addition, the companies themselves rely on these internal probes, either to show the public they've been diligent or to defend against shareholder suits.

In these probes, "if the government catches wind of issues affecting independence, they will naturally be more skeptical and less trusting of the process and the results," said W. Scott Sorrels, an Atlanta attorney who has conducted investigations for corporate boards in the past. Mr. Sorrels, not speaking of any particular firm, said: "We advise companies to avoid any appearance of impropriety so you don't have the situation blow up in your face six months down the road after the investigation is done."

At UnitedHealth, a spokeswoman said neither the company, directors nor executives would comment on potential conflicts of interest. Efforts to reach directors separately drew no response or were referred to the company. UnitedHealth has hired former Securities and Exchange Commission enforcement chief William McLucas to conduct the board probe.

When the donations to the Kean Senate campaign were described to former SEC Chairman Harvey Pitt, he said they struck him as "ill-advised and strange" and something that could be seen as an attempt to influence a witness because of the senior Mr. Kean's role on the compensation committee. A spokeswoman for the Kean campaign said the fund raising came at a "UnitedHealth breakfast" hosted by Minnesota Republican Sen. Norm Coleman, and there was absolutely no effort to curry favor with the elder Mr. Kean. The former New Jersey governor didn't return calls seeking comment.

UnitedHealth shows a variety of ties among directors or between directors and executives. One director is a trustee of a nonprofit to which Dr. McGuire and his wife gave $4 million from their family foundation, while another is a former head of that charity's board. Another director appears to manage money for the foundation, according to its tax filings. And Mr. Burke, who is on the special committee investigating options grants, was himself a member of the board committee that made options grants for a time in the early 1990s.

At Linear Technology Corp., some directors got options on the same beneficial dates as executives. Typically, directors' and executives' option grants occur on different cycles. Robert Swanson, Linear's chairman, said directors and executives receive options at pre-set cycles that sometimes coincide. A Louisiana pension fund that is suing Linear over its options-dating practices claims that directors can't fairly judge whether there was any impropriety because they got options on the same dates.

The suit, filed in state court in Santa Clara County, Calif., by Louisiana Municipal Police Employees' Retirement System, alleges that Linear sustained substantial harm because of the executive and directors' actions. Linear is a semiconductor company in Milpitas, Calif.

Mr. Swanson said two independent directors are overseeing the internal investigation. While acknowledging that the two probably received some of the option grants in question, he said the directors could fairly evaluate what happened. He said the facts would show there was no impropriety, adding that the board was "aware of everything we did. Nobody is having amnesia."

Mr. Swanson said that to assist the board, Linear is using one of its regular outside law firms, the prominent Silicon Valley firm of Wilson Sonsini Goodrich & Rosati. Some legal experts say a truly independent corporate probe would use a law firm with which the company has had no prior ties. Mr. Swanson said it would be "kind of an admission something's wrong if you have to go outside." A Wilson Sonsini spokeswoman said the firm isn't conducting an independent review but is representing Linear in its dealings with prosecutors, regulators and litigants.

At Affiliated Computer Services Inc., a technology outsourcer in Dallas, the board is probing a pattern of unusually well-timed options grants to former Chief Executive Jeffrey Rich and others. The grants allowed Mr. Rich to earn millions of dollars in profits. His grants often were dated just ahead of steep rises in the company's stock. A March analysis by The Wall Street Journal found that the likelihood of such propitious grant dates occurring by chance was approximately one in 300 billion. The grants are under scrutiny by federal authorities as well.

Whereas many companies mounting an internal probe ask a small committee of independent directors to oversee it, ACS has put its entire seven-member board in charge of the process, assisted by outside legal counsel. So the oversight group includes board Chairman Darwin Deason. Mr. Deason both received some of the options in question and had a role in their timing, the company has said. ACS says its four member audit committee also is monitoring the situation.

Of the six other directors overseeing the probe, two received some of the well-timed options in question. Two others, who are outside, independent directors, were on the compensation committee that approved grants. The remaining two directors, also independent, are men with whom Mr. Deason has had various past ties.

One is J. Livingston Kosberg. He and Mr. Deason go way back. In the late 1980s, the two were entangled in the collapse of a Texas savings-and-loan institution of which Mr. Kosberg was chairman. In winding up the matter, ACS paid a fine and Mr. Kosberg also paid money to federal regulators. Neither was charged with wrongdoing.

In 1998, Mr. Kosberg joined the board of a company that ACS spun off, Precept Business Services Inc. Mr. Deason was the controlling shareholder of Precept and Mr. Kosberg served on its compensation and audit committees.

Precept filed for bankruptcy protection in 2001. In a lawsuit in federal bankruptcy court in Dallas, a bankruptcy trustee criticized Precept directors for allowing Mr. Deason and relatives of his to -- as the trustee put it -- "systematically loot" the company. The suit, singling out Mr. Kosberg and other directors for particular criticism, alleged that the publicly held company had picked up the tab for a range of Deason-family personal expenses, from country-club memberships and luxury cars to cosmetic surgeries, maids, bodyguards, dry cleaning and limousine service.

Both Mr. Deason and Mr. Kosberg settled with the trustee, Mr. Deason for more than $3 million. He didn't return a call seeking comment. An ACS spokesman said that Mr. Deason continues to deny the trustee's looting allegations and that Mr. Deason personally guaranteed more than $2 million in Precept loans and ultimately bore their cost.

Mr. Kosberg, in an interview, said the Precept board functioned well and "there was no looting." As for the S&L collapse, Mr. Kosberg said he didn't remember the details. "We all walked the plank," he said. He said his relationship with Mr. Deason over the years has been "pure business" and sometimes "strained."

Mr. Kosberg said the ACS board would sort out the stock-options issues: "I know what an independent board is and what a crony board is, and I'm confident that this is an independent board that has the willingness and ability to turn over every rock." He said he is confident in the company's integrity and believes regulators probing for any wrongdoing will "come up empty."

The seventh director of ACS, Dennis McCuistion, a professional speaker, consultant and television producer, also has had longstanding ties to ACS and Mr. Deason. ACS invested $25,000 in a partnership Mr. McCuistion set up to produce a TV show in the late 1980s, said people familiar with the situation, and Mr. Deason later was on the board of a nonprofit television company started by the director. Mr. McCuistion also consulted for one of Mr. Deason's earlier companies, but the people familiar with the matter said any business involvement between the two men ended 17 years ago.

ACS, after being asked by The Wall Street Journal in January about its past options grants, initially said there were no problems. The board later launched its internal probe, calling on its longtime outside legal counsel, Baker Botts LLP, to lead the effort.

In May, the company reported some preliminary findings: While some options grants may have been given incorrect dates, no officer or director had engaged in any intentional backdating, and any accounting adjustments were likely to be minor.

Earlier this week, ACS backtracked from that statement, too, saying investors shouldn't rely on its disclosures about the preliminary findings. ACS said it had hired two more outside law firms to help with the probe.

A company spokesman said ACS has directed lawyers to "do whatever is necessary to objectively reach all the facts." The spokesman said all of the independent directors meet the New York Stock Exchange standards for independence and added: "To suggest that the investigation will be anything other than thorough and objective would be inaccurate and grossly unfair."

At UnitedHealth, which is under both criminal and civil investigation at the federal level, an internal board inquiry has been in progress since at least April. The CEO, Dr. McGuire, is widely praised for molding UnitedHealth into a major force in health insurance in his 15 years as the helm, during which the share price has soared. But questions have been raised about his large option grants, which as of the end of 2005 showed gains from unexercised options of about $1.8 billion. Each of the 12 grants Dr. McGuire got between 1994 and 2002 was dated just before a run-up in the share price, a statistically extraordinary pattern.

In May, the company said the board's review had found some problems with past option grants and that the company might have to restate financial results for the prior three years. The announcement left unanswered questions, including whether any options had actually been backdated and whether anybody in top management or the board had been involved. This week, UnitedHealth said it was delaying filing its second-quarter report over the options issue.

As with any probe of options grants, investigators are likely to be keenly interested in the history of interactions between major recipients such as Dr. McGuire and the compensation-committee members who approved the grants. UnitedHealth has described those members as independent. A close look shows various ties between them and Dr. McGuire or UnitedHealth -- ties that don't necessarily compromise their independence under regulatory standards but that might raise questions about how arms-length they could be. A July article in BusinessWeek noted some of the connections between UnitedHealth directors and management.

One longtime UnitedHealth comp-committee member, William G. Spears, is a money manager with the New York firm Spears Grisanti & Brown LLC. The firm appears to manage money for Dr. McGuire's family foundation. In tax filings covering two recent years, the foundation put the name of Mr. Spears' firm atop a list of its securities transactions. A partner in the firm, Christopher Grisanti, said privacy regulations barred him from saying whether the foundation was a client. Mr. Spears didn't return messages seeking comment.

Another longtime member of the health insurer's compensation panel is Mary O. Mundinger, dean of the Columbia University nursing school. Ms. Mundinger has championed the idea that nurse practitioners can provide high-quality primary care, and in the mid-1990s she shepherded a pioneering project to create a nurse-practitioner clinic in New York. The support of health insurers was critical to getting patients to use it, and UnitedHealth was among several insurers to sign on. In media interviews at the time, UnitedHealth officials spoke approvingly of her project.

Three UnitedHealth board members serve on a special committee that is overseeing the internal investigation of stock-options grants. One of them, James Johnson, is a trustee and another, Douglas Leatherdale, a former board chairman of the University of Minnesota Foundation, a university fund-raising arm. The family foundation of Dr. McGuire, who attended college in Texas, made a $4 million gift to the University of Minnesota Foundation earlier this year to support scholarships and mentoring.

Mr. Burke, the third member of the board committee overseeing the internal probe, is UnitedHealth's founder and a former chief executive. Proxy filings indicate that his wife received stock options as a UnitedHealth employee.

Write to James Bandler at james.bandler@wsj.com and Charles Forelle at charles.forelle@wsj.com

From: Robert L. Chapman, Jr.
Sent: Wednesday, August 09, 2006 11:02 AM
To: 'Edward Rogas Jr. (edrogas@aol.com)'
Subject: FW: Chapman Capital Activism: Vitesse (VTSS): Comverse Former Executives to be Indicted

August 9, 2006

Ed,

Please see the E-Mail below.

RLCjr

-----Original Message-----
From: Robert L. Chapman, Jr.
Sent: Wednesday, August 09, 2006 7:44 AM
To: 'Shawn C. A. Hassel (shassel@alvarezandmarsal.com)'
Subject: Chapman Capital Activism: Vitesse (VTSS): Comverse Former Executives to be Indicted

August 9, 2006

Shawn,

Please E-mail this to the full Board of Vitesse. Obviously, the implications to Tomasetta et. al. are dire, and Vitesse's (damaged) owners expect this will help the Special Committee obtain full restitution from those three individuals.

RLCjr

====================
Charges Are Likely
In Comverse Probe

Prosecutors Have Scrutinized
Options-Granting Practices
Of Three Top Ex-Executives

By CHARLES FORELLE and JAMES BANDLER
August 9, 2006; Page A3

Federal prosecutors are expected today to levy criminal charges related to stock-option manipulation against three former executives of Comverse Technology Inc., including the company's co-founder and longtime chief executive officer, people familiar with the matter said.

The three men -- former CEO Kobi Alexander, former finance chief David Kreinberg and former senior general counsel William Sorin -- resigned from their posts in May following revelations of improbable option-grant dates that suggested the grants had been manipulated to confer extra profit to executives.

The expected criminal actions would mark the second time in recent weeks that prosecutors have reached high into the executive suite to charge offenses related to stock-option manipulation. Last month, prosecutors in San Francisco charged two former executives of Brocade Communications Systems Inc., including ex-CEO Gregory Reyes, with participation in a scheme to backdate employee stock options to make them more valuable. Federal authorities are probing more than 80 companies in a widespread investigation.

Robert Morvillo, a lawyer for Mr. Alexander, couldn't be reached to comment. A lawyer for Mr. Kreinberg declined to comment. Mr. Sorin declined to be interviewed. "I have nothing to say to you," he said. A spokesman for the U.S. attorney's office for the Eastern District of New York in Brooklyn, which is handling the case, didn't immediately return a phone message. It wasn't clear what charges the former Comverse executives would face. A person familiar with the matter said prosecutors are expected to charge the men by criminal complaint.

Comverse, based in New York but with significant operations in Long Island and Israel, is a leader in voicemail and voice-messaging software. Founded in the early 1980s by Mr. Alexander and others, under his stewardship the company successfully took on much larger rivals, grew handsomely and survived the telecom collapse. It has a market capitalization of about $4 billion.

Between 1995 and Jan. 31, 2005, Mr. Alexander realized $135 million in gains from exercising options; he had $50 million in unrealized gains left at the end of that period. But a portion of those gains materialized because his options were habitually dated ahead of sharp gains in the company's share price, sometimes at or near the bottom of steep declines. The fortuitous dates meant the options carried low "strike prices." Options are commonly structured so that the recipient can profit from a rise in share price over the strike price, which is generally set at the stock's market value on the date of the grant.

A Wall Street Journal story in March detailed patterns of fortuitously timed option grants to the top executives of several companies, among them Mr. Alexander. The Journal's analysis figured that the likelihood of his grant dates having fallen as they did by chance was about one in six billion. Comverse said in April that it had found accounting problems with its options and planned to restate years of results.

Write to Charles Forelle at charles.forelle@wsj.com and James Bandler at james.bandler@wsj.com

From: Robert L. Chapman, Jr.
Sent: Thursday, August 03, 2006 6:57 AM
To: 'Shawn C. A. Hassel (shassel@alvarezandmarsal.com)'
Subject: Chapman Capital Activism: Vitesse (VTSS): Molex Executives Backdating Article

August 3, 2006

Shawn,

Please forward this to the Special Committee (more evidence of disgorgement, etc.).

Also, M-Systems (FLSH) and Mercury Interactive (MERQ) are now two companies that have sold themselves despite unresolved backdating matters.

Lastly, Applied Micro (AMCC) paid $75MM for Quake today. Their quarterly conf. call is this afternoon at 2:00 PM PST. Someone from VTSS should be on that call.

RLCjr

Attachment: VTSS Molex Execs Repay Options Loans in WSJ.doc

From: Robert L. Chapman, Jr.
Sent: Tuesday, July 18, 2006 6:03 AM
To: Shawn C. A. Hassel (shassel@alvarezandmarsal.com)
Subject: RE: Chapman Capital Activism: Vitesse Semiconductor (VTSS): CIBC Downgrade & Brocade Indictment

July 18, 2006

Shawn,

Furthermore, I am confident that each and every senior executive and Board member has the 15 minutes required to read this research report. I expect you have already forwarded it to each of them and asked them to read it.

Our investigation of all Board members continues, and has uncovered a variety of concerning matters, all expected to be disclosed in my next 13D filing with the S.E.C.

Please also see WSJ Page A3 today (copies below). Federal prosecutors are expected to bring criminal charges against Brocade Communications Systems' former CEO, Gregory Reyes, over options granting. I am increasingly convinced that subject company Boards, with particular focus on Compensation Committees, will be held accountable.

RLCjr

=================
Brocade's Ex-CEO
Could Face Criminal Charges

In Options-Timing Case,
U.S. Prosecutors Warn
Reyes of a Possible Action

By JAMES BANDLER and KARA SCANNELL
July 18, 2006; Page A3

Federal prosecutors have warned the former chief executive of Brocade Communications Systems Inc. that he could face criminal charges related to stock options timing practices at the storage-networking firm, according to a person familiar with the situation.

If criminal charges are filed, they would be the first related to the options-backdating scandal, in which federal investigators are probing scores of companies.

Gregory Reyes, the former CEO of Brocade, San Jose, Calif., has also received formal notification from the Securities and Exchange Commission that he could face civil charges, according to this person. Mr. Reyes received the notice last year or early this year.

MORE ON OPTIONS

• Scorecard: Companies under scrutiny

• Perfect Payday: Complete coverage

Other people familiar with the situation said the Securities and Exchange Commission is expected to file civil charges in the Brocade matter but wouldn't say whether it was against the firm or individuals. Yesterday, SEC Chairman Christopher Cox said he expected the agency would bring its first options-timing case "very soon" although he didn't identify any company or individuals.

It wasn't immediately clear if any SEC charges would be against individuals or would include Brocade itself.

Mr. Reyes stepped down as CEO in January 2005, at the same time the company announced it would restate income for prior years due to improper accounting for past options grants. Mr. Reyes, who remained with the company as a consultant and director for several months after his resignation as CEO, had been CEO since 1998.

The SEC and federal prosecutors around the country are investigating more than 50 companies whose executives received options grants at low prices, often just before steep jumps in company share prices. Investigators suspect companies may have backdated, or otherwise manipulated, the timing of options to make them more lucrative.

An option gives its holder the right to buy shares at an exercise price -- typically the market value of a company's stock on the date of the award. Any subsequent rise in the share price allows the option holder to cash in the option and pocket the difference between the exercise and market prices.

The Brocade case, which predated the recent explosion in options-related probes, has been under investigation by the SEC and the U.S. Attorney for the Northern District of California for at least a year.

"There's no allegation of self-dealing or self-enrichment unlike several of the other investigations" said Mr. Reyes' lawyer, Richard Marmaro, an attorney with Skadden, Arps, Slate, Meagher & Flom LLP.

The beneficiaries appear to have been current as well as recently hired employees who received options whose issuance dates were allegedly manipulated to make them more valuable.

Mr. Marmaro has been trying to convince federal prosecutors in San Francisco not to bring criminal charges. Part of his argument will be that Mr. Reyes was given the authority by the company's board to make decisions about options grants, and that he was essentially a one-man stock-option committee.

Last year, Brocade twice restated past results, after an internal probe found widespread problems with its options grants dating back to at least mid-1999. Among other problems, the company said it had incorrectly accounted for options that were issued to new employees on their offer acceptance dates, rather than on the date they actually started work; and wrongly booked options issued to employees who were put on part-time status prior to starting full-time employment.

The now-disputed grants were issued at a time when Brocade was competing with other Silicon Valley firms for talent, amid the frenzied dot-com boom in which stock options were the most valuable hiring tool.

Mr. Reyes, a board member and part owner of the San Jose Sharks hockey team, is the son of Gregorio Reyes, a veteran Silicon Valley executive who is on the board of Seagate Technology, and the brother of George Reyes, who is chief financial officer of Google Inc.

The office of the U.S. Attorney for the Northern District of California covers Silicon Valley, the epicenter of the technology industry, which has long used stock options as a way to lure executives and other employees with the promise of big paydays. The office has issued subpoenas to more than a dozen companies, according to SEC filings. These firms include KLA-Tencor Corp., a semiconductor-equipment manufacturer; Web-site operator CNET Networks Inc.; and Altera Corp., a chip maker.

--Don Clark contributed to this article.

Write to James Bandler at james.bandler@wsj.com and Kara Scannell at kara.scannell@wsj.com

-----Original Message-----
From: Hassel, Shawn [mailto:SHassel@alvarezandmarsal.com]
Sent: Tuesday, July 18, 2006 12:17 AM
To: Robert L. Chapman, Jr.
Subject: RE: Chapman Capital Activism: Vitesse Semiconductor (VTSS): CIBC Downgrade

Thanks. Will pass it on.

Shawn C. A. Hassel

Managing Director

-----Original Message-----
From: Robert L. Chapman, Jr. [mailto:RobertLChapmanJr@chapcap.com]
Sent: Monday, July 17, 2006 8:06 AM
To: Hassel, Shawn
Subject: Chapman Capital Activism: Vitesse Semiconductor (VTSS): CIBC
Downgrade

July 17, 2006

Shawn,

I believe you are on vacation (this week - until when?), but should know that CIBC put out a VERY NEGATIVE report on Vitesse, downgraded the stock to underperform and stating fair value was $0 - 50c/share (.5 - 1
x revenues). It is clear from his report, attached hereto, that non-communication from you and the others (Gardner not returning his calls) played a major role in the downgrade.

Robert L. Chapman, Jr.
Managing Member
Chapman Capital L.L.C.
Pacific Corporate Towers
222 N. Sepulveda Blvd.
El Segundo, CA 90245
Office: (310) 662-1900
Web: http://www.hedgefunds.com

Attachment: VTSS Downgrade by CIBC 07-17-2006.pdf

From: Robert L. Chapman, Jr.
Sent: Monday, July 10, 2006 8:51 AM
To: Shawn C. A. Hassel (shassel@alvarezandmarsal.com)
Subject: Chapman Capital Activism: Vitesse Semiconductor (VTSS): Conference Call Date Announcement

July 10, 2006

Shawn,

Please note that two weeks from June 28, 2006, is this Wednesday. See boldface below.

Robert L. Chapman, Jr.
Managing Member
Chapman Capital L.L.C.
Pacific Corporate Towers
222 N. Sepulveda Blvd.
El Segundo, CA 90245
Office: (310) 662-1900
Web: http://www.hedgefunds.com
=================

Vitesse Announces Confirmation of Common Stock Market Makers and Intention to Have a Conference Call
2006-06-28 18:19 (New York)

CAMARILLO, Calif.--(BUSINESS WIRE)--June 28, 2006
The common stock of Vitesse Semiconductor Corporation
(Nasdaq:VTSS) is currently trading in the Pink Sheets after Nasdaq delisted Vitesse's stock from the Nasdaq National Market effective as of the opening of business on June 28, 2006. The new trading symbol for Vitesse's stock is VTSS.PK (Pink Sheets:VTSS).

On May 16, 2006, Vitesse reported, as a result of the failure to file the its Quarterly Report on Form 10-Q for the quarter ended March
31, 2006, that Vitesse had received a Nasdaq Staff Determination indicating that Vitesse failed to comply with the filing requirements for continued listing set forth in Marketplace Rule 4310(c)(14) and that Vitesse's securities are therefore subject to delisting from the
Nasdaq National Market. Vitesse subsequently requested a hearing before a Nasdaq Listing Qualifications Panel to review the Staff
Determination and provided a formal submission for their
consideration. This hearing took place on June 22, 2006. On June 26,
2006, Vitesse was advised that the Nasdaq Listings Qualifications
Hearing Panel believed that because the time frame to become fully compliant with Nasdaq Marketplace Rules was longer than the Panel deemed reasonable or within its discretion to grant an extension, it was unable to continue Vitesse's listing.

"While we are disappointed by Nasdaq's decision, we wish to
reiterate that Vitesse is dedicated and is currently undertaking the necessary measures to ensure the accuracy of its financial reports and the filing of its outstanding Second Quarter 2006 Form 10-Q as soon as possible," said Chris Gardner, president and chief executive officer of Vitesse. "We are committed to regaining compliance with all Nasdaq listing requirements and obtaining a relisting of our stock in a timely manner. We continue to work aggressively towards the goal of completing our internal investigation and restatement. Given the expected timing of the completion of this process, we understand and accept Nasdaq's decision."

Vitesse has confirmed that Lehman Brothers, Inc. and others will act as market makers for Vitesse common shares on the Pink Sheet
System of Quotations. No assurances can be given that the market makers will continue to make a market in Vitesse's stock or that
Vitesse's stock will continue to trade in the Pink Sheets.

Vitesse also announced its intention to have a conference call to discuss the status of the business and its efforts to address the delinquency of certain SEC filings. Vitesse will announce the date and time of the call in the next two weeks.

About Vitesse

Vitesse designs, develops and markets a diverse portfolio of high-performance, cost-competitive semiconductor solutions for communications and storage networks worldwide. Engineering excellence and dedicated customer service distinguish Vitesse as an industry leader in Gigabit Ethernet LAN, Ethernet-over-SONET, Advanced
Switching, Fibre Channel, Serial Attached SCSI, Optical Transport, and
other applications. Vitesse innovation empowers customers to deliver superior products for Enterprise, Access, Metro, and Core
applications.

FORWARD LOOKING STATEMENTS

This press release contains "forward looking statements" as
described by the Private Securities Litigation Reform Act of 1995 (as
amended) that reflects the opinion of Vitesse Semiconductor
Corporation and involves certain risks and uncertainties at the time of its release. Risks relating to this press release include 1) the timing of the filing of Vitesse's Form 10-Q for the period ended March
31, 2006; 2) a determination by Nasdaq as to whether to permit
Vitesse's common shares to be relisted for trading on the Nasdaq
National Market (to be known as the Nasdaq Global Market as of July 1,
2006); and 3) the impact of yet unknown events that may cause Vitesse to further delay meeting the requirements for relisting on the Nasdaq
National Market.

CONTACT:
Vitesse
Chris Gardner, 805-388-3700
-0- Jun/28/2006 22:19 GMT

From: Robert L. Chapman, Jr.
Sent: Friday, June 01, 2007 11:42 AM
To: 'Edward Rogas Jr. (edrogas@aol.com)'
Cc: 'Shawn C. A. Hassel (shassel@alvarezandmarsal.com)'; 'Christopher R. Gardner (crg@vitesse.com)'
Subject: RE: Chapman Capital Pre-13D Activism: Vitesse Semiconductor (VTSS): Chairman Meeting

June 1, 2007

Mr. Edward J. Rogas, Jr.
Chairman
Vitesse Semiconductor Corporation
1351 Bluesail Cir.
Westlake Village, CA 913361
Office 1:  (805) 379-9822
Office 2:  (805) 379-9691

Ed,

As empathetic as I am for your nephew’s imminent loss of his independence and freedom of choice, waiting until June 12, 2007 is not practical.   The rectification of Vitessee’s corporate governance problems is egregiously delinquent.  I suggest you call me today (hit “0” and ask the operator to get me out of a meeting or off a call).

Robert L. Chapman, Jr.
Managing Member
Chapman Capital L.L.C.
Pacific Corporate Towers
222 N. Sepulveda Blvd.
El Segundo, CA  90245
Office: (310) 662-1900 x 200
Web:  http://www.hedgefunds.com

From: edrogas@aol.com [mailto:edrogas@aol.com]
Sent: Friday, June 01, 2007 6:06 AM
To: Robert L. Chapman, Jr.
Cc: shassel@alvarezandmarsal.com; crg@vitesse.com; crg@vitesse.com
Subject: Re: Chapman Capital Pre-13D Activism: Vitesse Semiconductor (VTSS): Options Settlement Precedent

Bob,

I am now in Warsaw to attend my nephew's wedding. I think it is appropriate for you and me to meet. I am available at your convenience, i.e time and place, on Tuesday June 12. I hope we may meet.

Ed

-----Original Message-----
From: Robert L. Chapman, Jr.
To: edrogas@aol.com
Cc: shassel@alvarezandmarsal.com; crg@vitesse.com
Sent: Thu, 31 May 2007 6:11 am
Subject: Chapman Capital Pre-13D Activism: Vitesse Semiconductor (VTSS): Options Settlement Precedent
May 30, 2007

Mr. Edward J. Rogas, Jr.
Chairman
Vitesse Semiconductor Corporation
1351 Bluesail Cir.
Westlake Village, CA 913361
Office 1:  (805) 379-9822
Office 2:  (805) 379-9691

Ed,

As I have been informed that you are gallivanting around the Czech Republic (without having left the entire executive team at Vitesse a means of reaching you for any matter requiring expedient response during this event-filled period for the Company*), I doubt you will be made aware of this important development in the options backdating scandal.  Thus, I am attaching the story below for your immediate perusal.  In addition, I continue to await a response to my correspondence to you dated several days ago (May 28, 2007.)

Robert L. Chapman, Jr.
Managing Member
Chapman Capital L.L.C.
Pacific Corporate Towers
222 N. Sepulveda Blvd.
El Segundo, CA  90245
Office: (310) 662-1900 x 200
Web:  http://www.hedgefunds.com

* Vitesse auditor selection/retention, litigation settlement, potential asset disposition and Board reconstitution are merely a few of the matters apparently unworthy of your focus and dedication at this time.

Backdating Fine May Set Model
Brocade Is the First to Pay Penalty in Options Probe;
SEC Debated Punishment
By KARA SCANNELL
May 31, 2007; Page A3
WASHINGTON -- Brocade Communications Systems Inc. agreed to pay a $7 million penalty to settle allegations it improperly issued stock-option grants, making it the first company to pay a fine in connection with the backdating scandal, according to people familiar with the matter.

The technology company's settlement with the Securities and Exchange Commission paves the way for similar cases to be resolved. Two other companies -- Analog Devices Inc. and Mercury Interactive Corp. -- previously announced preliminary settlements with the SEC that are to include penalties.

•  The News: Brocade Communications has agreed to pay $7 million to settle allegations involving options backdating, making it the first company involved to pay an SEC penalty.

•  The Background: The deal follows a lengthy internal debate inside the SEC over whether, and how, to punish companies in the scandal.

•  What's Next: At least two other companies have announced preliminary settlements with the SEC, and the Brocade case could clear the path for more.

The Brocade settlement, which could be announced this week, has been in the works for more than 15 months. Brocade first struck a deal with the SEC to pay $7 million in March 2006, but the settlement was held up as the number of companies under investigation for backdating options expanded to more than 100. Brocade declined to comment yesterday.

The rapid spread of backdating probes spurred a lengthy debate among the five SEC commissioners about whether or not backdating warranted a penalty. In general levying penalties against companies involved in a financial fraud is a hot-button issue for the commissioners. Republicans, in general, oppose them as a double hit to shareholders, who already have been penalized once by being defrauded. Democrats argue that penalties serve as deterrents.

The options-backdating cases presented some unique questions in the debate. A typical stock option gives its recipient the right to buy shares at a future date at a fixed price, usually the market price on the date a grant is made. If the stock rises after that, the recipient can cash in an option for a profit. By backdating a grant to an earlier date, when the price was lower, the potential gain increases.

Commissioners debated several thorny questions in connection with the backdating scandal. Among them: Were shareholders actually hurt by the backdating of options, by the revelation of potential wrongdoing or by being deceived about how executives were compensated? The answer mattered in helping determine penalties, but it isn't clear how the SEC decided this question in the Brocade case.

More than 140 companies currently remain under investigation for backdating. Some, such as Apple Inc., have not been sued by the SEC for backdating, though former executives at those companies have been. Others remain under the microscope by the SEC as well as state and federal prosecutors. It is unclear how many of those investigations may result in criminal or civil charges, much less lead to SEC penalties.

Any new settlement talks inspired by the Brocade agreement will proceed under a pilot program set up by SEC Chairman Christopher Cox earlier this year. Under the program, enforcement staff must get permission from the commission to engage in talks involving a penalty against a corporation, as well as approval on a settlement range. In the past, staff members negotiated deals and only went to the commissioners for final approval.

Mr. Cox has said the new approach may result in more and stiffer penalties. Critics say it could slow down cases or deter the staff from seeking penalties.

Brocade first restated its financial results in early 2005 for several years to reflect additional option-related compensation expenses. The San Jose, Calif., networking-storage company said it had incorrectly accounted for grants to new hires as made on the date they accepted an offer, rather than the date they started work.

Write to Kara Scannell at kara.scannell@wsj.com

From: Robert L. Chapman, Jr.
Sent: Monday, May 28, 2007 8:46 PM
To: 'Edward Rogas Jr. (edrogas@aol.com)'
Cc: 'crg@vitesse.com'; 'Richard C. Yonker (ryonker@vitesse.com)'; 'Shawn C. A. Hassel (shassel@alvarezandmarsal.com)'; 'Alex Daly (admin@alexdaly.com)'; 'Vincent Chan Ph. D (chan@mit.edu)'
Subject: Chapman Capital Pre-13D Activism: Vitesse Semiconductor (VTSS): Board Representation

May 28, 2007

Mr. Edward J. Rogas, Jr.
Lead Independent Director
Vitesse Semiconductor Corporation
1351 Bluesail Cir.
Westlake Village, CA 913361
Office 1:  (805) 379-9822
Office 2:  (805) 379-9691

Ed,

As you have been made aware by Vitesse Semiconductor Corporation (“Vitesse”) CEO Christopher Gardner, Chapman Capital L.L.C. (“Chapman Capital”) is the investment advisor to Funds that currently own just less than 5% of Vitesse common stock (the “Common Stock”).  I estimate that sometime within the next several weeks, Chapman Capital shall amend its last Schedule 13D with the Securities and Exchange Commission, presenting renewed demands upon Vitesse and its Board of Directors (the “Board”).  Given my firm’s background with Vitesse in the past year, you have ample evidence and reason to predict the nature of my approach in this new round of communications with you and the rest of the Board.

Via Mr. Gardner, in the past several weeks I have reiterated Chapman Capital’s request for the reconstitution of the Board into a group of fiduciaries with clear linkage to Vitesse’s owners.  I have been informed that Vitesse’s largest owner advisor, Elm Ridge Capital Management, LLC (the only owner advisor representing more Vitesse shares than funds advised by Chapman Capital), has proposed director candidates who, despite superior qualifications, were not accepted by the Board.  Given Elm Ridge’s relatively pliant behavioral patterns as they relate to the Board’s self-preserving, self-regulating governance, I have deemed it futile at best for activist (non-pliant) Chapman Capital to offer candidates of its own until these circumstances evince any semblance of fairness.  As I have stated publicly and repeatedly, I have concluded that the Tomasetta-era Board members, with particular focus on Tomasetta business partner Mr. James A. Cole, are driven by their own self interest to exclude any “outsiders” from Vitesse’s Board room, where its dirty corporate governance secrets remain hidden from owners’ view.  Clearly, proper, long-term Board “reconstitution” cannot be accomplished by the Board’s self-interested selection of handpicked candidates, on whom the remaining and departing directors rely not to air their dirty laundry for Vitesse’s owners and regulators to see.

Thus, please allow me to make this simple for you to understand:  a) Chapman Capital shall be re-filing (or amending) a Schedule 13D shortly; b) Vitesse’s Board, despite its Chairman Jack Lewis’s recent departure, remains illegitimately in place with nearly 18 months having passed since the last (January 26, 2006) election of directors by Vitesse’s owners; c) I am certain you are aware of the implications of this lapse per Vitesse’s Articles of Incorporation and Bylaws; and d) Chapman Capital considers another hostile Schedule 13D filing its last resort, and one that it hereby beseeches you to avoid by taking proper actions immediately.

I am attaching below a recent Wall Street Journal article pertaining to cooperative actions by public company boards of directors relating to the matters above.  In addition, I am including hyperlinks to each and every past Vitesse 13D filing by Chapman Capital.  I strongly recommend that you review these past Schedule 13D filings.  Lastly, I have included hyperlinks to several recent Chapman Capital press releases.

Preventing history from repeating itself lies in your hands.

Robert L. Chapman, Jr.
Managing Member
Chapman Capital L.L.C.
Pacific Corporate Towers
222 N. Sepulveda Blvd.
El Segundo, CA  90245
Office: (310) 662-1900 x 200
Web:  http://www.hedgefunds.com

Original 13D Filing (07/07/2006): http://www.sec.gov/Archives/edgar/data/880446/000136541706000005/formsc13d.htm
Amended 13D Filing #1 (12/06/2006):  http://www.sec.gov/Archives/edgar/data/880446/000136541706000031/formsc13d.htm
Amended 13D Filing #2 (12/13/2006):  http://www.sec.gov/Archives/edgar/data/880446/000136541706000033/formsc13d.htm
Amended 13D Filing #3 (06/??/2007):  forthcoming

Embarcadero Technologies Board Resignation Press Release:  http://biz.yahoo.com/prnews/070321/law075.html?.v=93
Embarcadero Technologies Board Replacement Press Release:  http://biz.yahoo.com/prnews/070312/lam050.html?.v=81

eSpeed Board Resignation Press Release:  http://biz.yahoo.com/prnews/070418/law068.html?.v=99

Investors May Get More Say
In Selecting Directors
Companies Seek Ways
To Avoid Fierce Fights
With Activist Holders
By KAJA WHITEHOUSE
April 16, 2007; Page B3

In an effort to tame activist investors' aggressive bids for corporate board seats, some companies are exploring ways to give shareholders more say on the selection of directors.

If shareholders could influence the nomination of board members, the theory goes, they would be less likely to wage war against their election. Such thinking has emerged as fights for board seats at many companies have become more frequent and more heated, and as shareholders agitate for the right to list competing candidates on company voting materials.

"There are some very detailed discussions going on about how to find the middle ground," says C. Warren Neel, a director at Saks Inc. and Healthways Inc.

Directors are trying to balance investors' growing appetite for board representation while preserving their own authority over who gets nominated, says Mr. Neel, executive director of the University of Tennessee's Corporate Governance Center.

Strategies -- still in their infancy -- include posting "help-wanted" ads on companies' Web sites for open board seats and disclosing what became of shareholders' recommendations.

Some boards are considering the creation of advisory committees that would give large, long-term shareholders a role in vetting candidates and raising issues with boards' nominating committees.

UnitedHealth Group Inc. formed such a committee late last year as part of a broader effort to regain shareholders' trust following a stock-options backdating scandal. The committee, consisting of four shareholder representatives and one medical expert, will help the board search for five directors during the next three years.

"It's an opportunity to more tightly align the board's interests with [those of] long-term shareholders," said John Penshorn, senior vice president of investor relations at UnitedHealth, a Minnesota health insurer. Mr. Penshorn declined to discuss membership of the committee, saying the investors have asked to remain anonymous.

Directors of Home Depot Inc., still recovering from a battle with shareholders over former Chief Executive Robert Nardelli's pay package, are in talks with investors to create a similar panel, according to people familiar with the situation. Home Depot declined to comment on whether such discussions are taking place. "Listening to our shareholders and maintaining an ongoing dialogue with them is a top priority," the Atlanta home-improvement chain said in a written statement.

Short of creating a formal committee, Home Depot promised in February that directors would seek input from shareholders, including unions and public-pension funds, in identifying candidates to replace four directors set to retire before next year's annual meeting.

Most boards have a formal method for gathering shareholder input on director candidates. Most commonly, boards ask for shareholders to mail nominations to the corporate secretary. But activist shareholders and governance experts say the process is ineffective. Among other things, they say, boards don't offer any clues on the qualifications they are seeking.

Some companies are more inviting. Since 2004, Apria Healthcare Group Inc. has permitted stockholders owning at least 5% of its shares for two years to propose two directors a year, who would be listed alongside the company's official slate in its proxy statement. The California home-health company says it hasn't received any nominations.

Activist investors are agitating for similar procedures elsewhere. In March, shareholders of Hewlett-Packard Co. defeated a resolution that would have given nominating rights to significant long-term holders.

Other changes being discussed include requiring companies to disclose how they handle outside nominations. Peter Gleason, chief operating officer at nonprofit group National Association of Corporate Directors, says shareholders are reluctant to submit recommendations because they don't know if they will be taken seriously.

Some companies are also considering posting information on their Web sites when board seats open up, listing the characteristics and qualifications they are seeking, Mr. Neel says. Some companies, such as Pfizer Inc., list general qualifications. The help-wanted ads would go further, detailing specific characteristics a board is seeking. Mr. Neel says he will discuss the issue with directors from 15 companies later this week.

Write to Kaja Whitehouse at kaja.whitehouse@dowjones.com

Exhibit F

[CHAPMAN CAPITAL L.L.C. LOGO]

PRESS RELEASE

CHAPMAN CAPITAL DEMANDS VITESSE SEMICONDUCTOR HOLD ANNUAL MEETING
INVESTMENT ADVISOR SEEKS RESIGNATION OF JAMES A. COLE

LOS ANGELES, CA. – JUNE 15, 2007 ... Chapman Capital L.L.C., investment advisor to two investment funds that together own 5.3% of the common shares of Vitesse Semiconductor (Pink Sheets:  VTSS; “Vitesse” or “the Company”), today announced its demand that Vitesse immediately schedule a Meeting of Stockholders to elect directors to the Company’s Board of Directors.

Robert L. Chapman, Jr., Managing Member of Chapman Capital, commented, “In breach of the most basic tenet of corporate governance, Vitesse’s beleaguered owners, in a heightened state of distress following the Company’s options backdating scandal and resultant nearly two year lapse of audited financial statements, were permitted last to elect directors to their company’s Board of Directors on January 24, 2006, nearly 17 months ago.  Jim Cole, perplexingly still head of Vitesse’s Corporate Governance Committee despite being held responsible by major past and present owners for the Company’s deep-seated problems, and who also holds a seat on Vitesse’s Audit Committee that has failed to produce nearly two years of audited financials and Compensation Committee that appears to have stuffed the pockets of Mr. Cole’s friends and business partners in their capacities as CEO, EVP of Finance, and Chief Financial Officer, must resign from the Board immediately.”

Chapman Capital today filed a Schedule 13D with the Securities and Exchange Commission detailing the circumstances and background underlying its views.  Such filing is available at http://www.sec.gov.

Chapman Capital L.L.C. is a Los Angeles, CA based investment advisor focusing on takeover and turnaround investing.  The firm is the registered investment advisor to Chap-Cap Partners II Master Fund, Ltd. and Chap-Cap Activist Partners Master Fund, Ltd., the combined owners of approximately 5.3% of Vitesse Semiconductor’s common shares.  Over the past eleven years, Chapman Capital has agitated successfully for the restructuring or sale of over twenty five publicly-traded companies, including recently closed transactions involving Entertainment Distribution Company, Inc./Glenayre Messaging, Carreker Corporation and Sunterra Corporation, and pending transactions involving Embarcadero Technologies, Inc., Agile Software Corporation and Howie Lutnick’s eSpeed, Inc.  Mr. Chapman previously was employed by Goldman Sachs & Co., Scudder Stephens, & Clark, and NatWest Bank USA.  Related news releases, as well as additional information on Chapman Capital, may be found at http://www.chapmancapital.com.

Vitesse Semiconductor Corporation is a Camarillo, CA based technology firm that designs, develops and markets a diverse portfolio of high-performance, cost-competitive semiconductor solutions for communications and storage networks worldwide.  Engineering excellence and dedicated customer service distinguish Vitesse as an industry leader in Gigabit Ethernet LAN, Ethernet-over-SONET, Advanced Switching, Fibre Channel, Serial Attached SCSI (SAS), Optical Transport and other applications.  Vitesse innovation empowers customers to deliver superior products for Enterprise, Access, Metro and Core applications.  Vitesse news releases, as well as additional information on the Company, can be found at http://www.vitesse.com.

CONTACT:
R. Jordan Frenkel
Phone: (310) 662-1900 x 209

Exhibit G

[CHAPMAN CAPITAL L.L.C. LETTERHEAD]

Robert L. Chapman, Jr.
Managing Member

June 15, 2007

Mr. Edward Rogas, Jr. (65; 2006)
Chairman, Vitesse (~ 0% owner[1])
Dir., Photon Dynamics Inc.
Fmr. SVP, Teradyne, Inc.
Fmr. VP, American R&D
Fmr. Dir. Unit Instruments, Inc.
Fmr. Dir. Autoclave Engineers Inc.
1351 Bluesail Circle
Westlake Village, CA. 913361
Office:  (805) 379-9822
Facsimile:  (805) 987-5896
E-mail:  edrogas@aol.com

Mr. Louis R. Tomasetta (57; 1987)
Director, Vitesse (~ 0.4% owner[2])
Co-Fdr.,Fmr. CEO/Pres., Vitesse Corp.
Dir. Santur Corporation
Fmr. Pres., Vitesse Integ. Circuits Div.
Fmr. Dir. Maker Comm. Inc.
Fmr. Dir. Troika Networks
Fmr. Dir. Mobilian Corporation
Fmr. Dir. T-Networks, Inc.
Fmr. Dir of ATI dept at Rockwell Intl.
3651 Via De Costa
Thousand Oaks, CA  91360
Office:  (805) 493-0160
Facsimile:  (805) 987-5896
E-mail:  ltomasetta@santurcorp.com

Mr. Moshe Gavrielov[1] (51; 2005)
Director, Vitesse (~ 0% owner[3])
EVP/Gen. Mgr., Cadence, Inc.
Fmr. Dir., CEO, Verisity Ltd.
Fmr. Dir., Xpedion Design Systems Inc
Fmr. Dir., Elec. Dsgn Auto. Consortium
2655 Seely Avenue
San Jose, CA  95134
Office:  (408) 943-1234 Ext. 6802
Facsimile:  (408) 428-5001
E-mail:  mosheg@cadence.com

Dr. Vincent Chan, Phd. (58; 2000)
Dir. Vitesse (~ 0% owner[4])
Dir. MIT Lab for Info & Dcns.
Fmr. Mbr Tech Adv. Bd.(Agility Com.)
Fmr. Head, Comm. & I.T. Div., MIT
77 Massachusetts Ave., Bldg. 32
Cambridge, MA  02139
Office:  (617) 253-2142
Facsimile:  (805) 987-5896
E-mail:  chan@mit.edu

Mr. James A. (Hole)Cole, (64; 1987)
Director, Vitesse (~ 0.1% owner[5])
M/G. Partner, Windward Vent., L.P.
Director, Giga-Tronics, Inc.
G.P., Spectra/New Enter. Ass.
Founder, Pres., Amplica, Inc
Fmr. Dir. Spectrian Corp.
Fmr. Dir. Troika Networks
P.O. Box 7688
Thousand Oaks, CA 91359
Office:  (805) 497-3222
Facsimile:  (805) 497-9331
E-mail:  cole@windwardventures.com

Mr. Alex Daly (45; 1988)
Director, Vitesse (~ 0% owner[6])
Founder, Ch./CEO, Nutrophy, Inc.
Fmr. Ch./Pres./CEO, ArcSight, Inc
Fmr. VP, C-Cube Microsystems
1643 Brickell Ave
Miami, FL. 33129
Office:  (305) 858-8369
Facsimile:  (805) 987-5896
E-mail:  admin@alexdaly.com

 __________________________________
1 Edward Rogas, Jr. ownership stake: unmentioned in Vitesse 2006 Proxy Statement, in which Mr. Rogas is first nominated to the Board; no Form 4 filings have been recorded.  Total outstanding share count of 222,716,814 as of 02/03/2006.
2 Louis R. Tomasetta ownership stake: 939,459 shares per Form 4 dated 01/25/2006.
3 Moshe Gavrielov ownership stake: approximately “—” shares per Vitesse 2006 Proxy Statement.
4 Vincent Chan ownership stake: 30,000 shares per Vitesse 2006 Proxy Statement.
5 James A. Cole ownership stake: 203,700 shares per Form 4 dated 11/14/2005.
6 Alex Daly ownership stake: approximately “—” shares per Vitesse 2006 Proxy Statement.

Mr. Christopher R. Gardner (57; 2000)
CEO, Vitesse (~ 0.1% owner[7])
Fmr. Member AT&T Bell Laboratories
741 Calle Plano
Camarillo, CA. 93012
Office:  (805) 388-7551
Facsimile:  (805) 987-5896
E-mail:  crg@vitesse.com

Dear Mr. Rogas (and the Vitesse Board of Directors):

Chap-Cap Partners II and Chap-Cap Activist Partners (the “Chap-Cap Funds”), advised by Chapman Capital L.L.C., own over 11.8 million common shares, or 5.3%, of Vitesse Semiconductor Corporation (“Vitesse”, the “Company”).  To put this ownership stake into perspective, our hedge funds’ financial interest in Vitesse’s common equity now exceeds Vitesse’s Board of Directors’(the “Board”) ownership by a factor of almost 9-to-18 and makes Chapman Capital L.L.C. the second largest reported shareholder of Vitesse stock.

Chapman Capital Demands 2007 Annual Shareholder Meeting to Remove Director James A. Cole

As Vitesse General Counsel Mr. Michael Green10 should have advised you, Section 8 Del. C. § 211 of the Delaware General Corporation Law (the “DGCL”) states:

“If there be a failure to hold the annual meeting for a period of 30 days after the date designated therefore, or if no date has been designated, for a period of 13 months after the organization of the corporation or after its last annual meeting, the Court of Chancery may summarily order a meeting to be held up the application of any stockholder or director”.11

In breach of this basic tenet of corporate governance, Vitesse’s beleaguered owners, in a heightened state of distress following the Company’s options backdating scandal and resultant nearly two year lapse of audited financial statements, were permitted last to elect directors to their company’s Board of Directors on January 24, 2006,12 nearly 17 months ago.  Per Delaware General Corporation Law, Vitesse’s 2007 Annual Meeting of Stockholders (the "2007 Annual Meeting") should have been held no later than February 24, 2007.13   If the Board and management of Vitesse do not immediately respond to its owners’ needs and demands for an opportunity to exercise their voting rights at an annual meeting, Chapman Capital will be forced to file a complaint against the Company in the Court of Chancery of the State of Delaware in and for New Castle County (the "Court").  Such litigation will seek to compel the Issuer to hold its 2007 Annual Meeting no later than 45 days after the court order, with an explicit purpose being (but not limited to) the removal of Vitesse Director James A. Cole.
__________________________________
7 Christopher R. Gardner ownership stake: 193,734 shares per Form 4 dated 01/23/2006.
8 Vitesse Board of Directors ownership of 1,366,893 shares based on latest filings available.
9 Source:  SEC Schedule 13F filed by Kopp Inv. Advisors Inc., reporting ownership of 9.2 million shares of Vitesse as of 03/31/2007.
10 Michael Green biography:  http://phx.corporate-ir.net/phoenix.zhtml?c=102073&p=IROL-govBio&t=Regular&id=164129&.
11 Source:  http://delcode.delaware.gov/title8/c001/sc07/index.shtml#P11_141.
12 Vitesse’s last annual meeting of stockholders was held on January 24, 2006; http://www.sec.gov/Archives/edgar/data/880446/000119312505241861/ddef14a.htm.
13 Ibid.

Vitesse Shareholders’ Trust and Patience Has Been Exhausted by Jim Cole’s Failure on Three Committees

Chapman Capital (and Vitesse’s other institutional and individual owners), have been extraordinarily patient with you, Chief Restructuring Officer Shawn Hassel and the Board.  As noted in numerous written and verbal communications to you and the Board over the past thirteen months, Chapman Capital rightfully has become concerned that this Board and senior management team are incapable of honoring their fiduciary duties of loyalty and due care due to potentially complicit or negligent involvement in Vitesse’s stock options scandal.  Mr. James Cole, perplexingly still head of Vitesse’s Corporate Governance Committee despite being held responsible by major past and present owners for the Company’s deep-seated problems, and who also holds a seat on Vitesse’s Audit Committee that has failed to produce nearly two years of audited financials and Compensation Committee that appears to have stuffed the pockets of Mr. Cole’s friends and business partners in their capacities as CEO, EVP of Finance, and Chief Financial Officer, must resign from the Board immediately.

The failure of Mr. Cole’s Corporate Governance Committee to schedule a meeting of stockholders, arguably in violation of Delaware General Corporation Law, reaffirms Chapman Capital’s skepticism regarding the balance of the Company’s Board.  While 16 months14 have lapsed since Vitesse issued any audited financial report, and even longer since a Schedule DEF14A proxy was filed, it is clear from legal precedence that Delaware law does not consider the audit lapse as legitimate cause for failure to hold an annual meeting with the proscribed period.  Rules 14c-2 and 14c-3 of the Securities Exchange Act of 193415 do not obviate the Section 211 Annual Meeting requirement.16  In fact, it is the Duty of Court to ensure that a meeting and election take place as promptly as possible.17  We urge the Board to act responsibly and address its shareholders’ concerns and remedy this legal quagmire.

Sincerely,

/s/Robert L. Chapman, Jr.

Robert L. Chapman, Jr.

__________________________________
14 Vitesse’s 1QFY2006 Form 10-Q for the period ending December 31, 2005 was filed on February 8, 2006.
15 Source:  http://www.law.uc.edu/CCL/34ActRls/rule14c-2.html; http://www.law.uc.edu/CCL/34ActRls/rule14c-3.html.
16 Newcastle Partners, L.P. v. Vesta Ins. Co., C.A. No. 1485-NC, Tr. at 257-58 (Del. Ch. Aug. 19, 2005).
17 Tweedy, Browne & Knapp v. Cambridge Fund, Inc., Del. Ch., 318 A.2d 635 (1974).

Exhibit H

[CHAPMAN CAPITAL L.L.C. LOGO]

PRESS RELEASE

CHAPMAN CAPITAL SUPPORTS COLE TERMINATION
AS DIRECTOR OF VITESSE SEMICONDUCTOR
INVESTMENT ADVISOR SEEKS INVESTIGATION OF JIM COLE

LOS ANGELES, CA. – JUNE 27, 2007 ... Chapman Capital L.L.C., investment advisor to two investment funds that together own over 13 million, or 5.9%, of the common shares of Vitesse Semiconductor (VTSS; “Vitesse” or “the Company”), today announced its support of the termination of James A. Cole as a member of Vitesse’s Board of Directors.  Moreover, following Mr. Cole’s detachment from the Company, Chapman Capital seeks a formal investigation into any potential role Mr. Cole may have played in fraud committed upon Vitesse and its owners.

Robert L. Chapman, Jr., Managing Member of Chapman Capital, commented, “For nearly a year, Chapman Capital has beseeched Vitesse to separate itself from Mr. Cole, Managing Partner of Windward Ventures.  Dozens of investors with claims to ownership in Vitesse have contacted Chapman Capital literally pleading with our firm to take whatever actions necessary to force Mr. Cole’s resignation.  Today, for the first time in nearly two decades, Vitesse’s owners can sleep at night knowing that the infliction upon Vitesse of Jim Cole and his disconcerting code of ethics has ended.”

Chapman Capital L.L.C. is a Los Angeles, CA based investment advisor focusing on takeover and turnaround investing.  The firm is the registered investment advisor to Chap-Cap Partners II Master Fund, Ltd. and Chap-Cap Activist Partners Master Fund, Ltd., the combined owners of approximately 5.9% of Vitesse Semiconductor’s common shares.  Over the past eleven years, Chapman Capital has agitated successfully for the restructuring or sale of over twenty five publicly-traded companies, including recently closed transactions involving Entertainment Distribution Company, Inc./Glenayre Messaging, Carreker Corporation, Sunterra Corporation, and Embarcadero Technologies, Inc., and pending transactions involving Agile Software Corporation and Howie Lutnick’s eSpeed, Inc.  Mr. Chapman previously was employed by Goldman Sachs & Co., Scudder Stephens, & Clark, and NatWest Bank USA.  Related news releases, as well as additional information on Chapman Capital, may be found at http://www.chapmancapital.com.

Vitesse Semiconductor Corporation is a Camarillo, CA based technology firm that designs, develops and markets a diverse portfolio of high-performance, cost-competitive semiconductor solutions for communications and storage networks worldwide.  Engineering excellence and dedicated customer service distinguish Vitesse as an industry leader in Gigabit Ethernet LAN, Ethernet-over-SONET, Advanced Switching, Fibre Channel, Serial Attached SCSI (SAS), Optical Transport and other applications.  Vitesse innovation empowers customers to deliver superior products for Enterprise, Access, Metro and Core applications.  Vitesse news releases, as well as additional information on the Company, can be found at http://www.vitesse.com.

CONTACT:
R. Jordan Frenkel
Phone: (310) 662-1900 x 209

Exhibit I

From: Robert L. Chapman, Jr.
Sent: Saturday, July 07, 2007 6:29 AM
To: 'Christopher R. Gardner (crg@vitesse.com)'
Cc: 'Edward J. Rogas, Jr. (edrogas@aol.com)'; 'Alex Daly (admin@alexdaly.com)'; 'Vincent Chan Ph. D (chan@mit.edu)'; 'Willow B. Shire (willow_shire@orchard-consulting.com)'; 'Richard C. Yonker (ryonker@vitesse.com)'
Subject: Chapman Capital Activism: Vitesse Semiconductor (VTSS): KPMG Lawsuit/PwC-Tyco and Board Reconstitution

July 7, 2007

Mr. Christopher R. Gardner
Chief Executive Officer
Vitesse Semiconductor Corporation
741 Calle Plano
Camarillo, CA 93012
Office: (805) 388-7551
E-mail: crg@vitesse.com

Chris,

I am attaching hereto today’s Wall Street Journal article (http://online.wsj.com/article/SB118374807627859406-search.html?KEYWORDS=tyco&COLLECTION=wsjie/6month) regarding PricewaterhouseCoopers’s agreement to “pay $225 million to settle audit-malpractice claims arising from the criminal misdeeds of top executives at Tyco Intl., marking the largest single legal payout ever made by that firm and one of the biggest ever by an auditor.” I presume it will serve you and Mr. Green (http://phx.corporate-ir.net/phoenix.zhtml?c=102073&p=IROL-govBio&t=Regular&id=164129&) well to ponder the implications to KPMG as defendant in litigation brought by Vitesse Semiconductor (“Vitesse” or “the Company”).

In addition, I am taking this opportunity to remind you of the reasonable deadline of July 31, 2007 given to you by Chapman Capital with relation to the installment of no less than two (2) owner-selected replacement (for Messrs. Tomasetta, Lewis or Gavrielov; the cancer of Mr. Jim Cole has been surgically removed) or additional members to Vitesse’s under-populated and non-reconstituted five-person Board of Directors (“the Board”; http://phx.corporate-ir.net/phoenix.zhtml?c=102073&p=irol-management). As I stated when we spoke at length on July 5, 2007, the Board’s deficiencies are patently obvious both in quantity and constituency. At the risk of stating what is obvious to Vitesse’s owners but seemingly perplexing to you and Vitesse’s surviving directors, it is reasonable (if not necessary) for the owners of a company to install representatives thereof on that company’s board of directors. Ms. Willow Shire, based on my conversation with her on July 5, 2007, should evolve into an excellent independent representative of Vitesse’s owners once she has taken the time to inform herself fully of the Company’s lines of business, competitive positioning, financial condition and ownership composition/perspective. However, a public or private company, particularly one that has abused its core fiduciary duties of loyalty and due care over an extended period, should and must engage its owners in search of their own selected representatives, rather than rely primarily on its board’s incumbents to add friends and associates to “the club.”

Mr. R. Jordan Frenkel, Chapman Capital’s associate with whom I believe you have dealt in the past, along with other legal counselors has prepared a Schedule 14A dated and set to be filed with the Securities and Exchange Commission on August 1, 2007 under circumstances detailed to you and Ms. Shire this past week. I must reiterate that there is a 100% certainty of this future event should Vitesse’s owners continue to be deprived of selecting their own representatives to Vitesse’s Board of Directors. I have encouraged you to contact the managers of other various other major, long-term Vitesse ownership blocks to deepen your pool of owner-selected director candidates, and expect you have done so by today’s date.

Vitesse Semiconductor is positioned to be the semiconductor industry’s Cinderella story of 2007. However, its corporate governance carriage shall turn into a pumpkin at midnight on July 31, 2007. Despite a year of evidence to the contrary (excluding the Cole termination), I am confident that you, Ms. Shire, Messrs. Rogas, Chan and Daly will do the right thing. I look forward to your call this upcoming week.

Robert L. Chapman, Jr.
Managing Member
Chapman Capital L.L.C.
Pacific Corporate Towers
222 N. Sepulveda Blvd.
El Segundo, CA 90245
Office: (310) 662-1900 x 200
Web: http://www.hedgefunds.com

cc:

Willow B. Shire (willow_shire@orchard-consulting.com)
Edward J. Rogas, Jr. (edrogas@aol.com)
Alex Daly (admin@alexdaly.com)
Vincent Chan Ph. D (chan@mit.edu)
Richard C. Yonker (ryonker@vitesse.com)

PwC Sets Accord in Tyco Case
Pact for $225 Million Settles Claims Involving Auditing Malpractice

By DAVID REILLY and JENNIFER LEVITZ
July 7, 2007

Accounting titan PricewaterhouseCoopers LLP agreed to pay $225 million to settle audit-malpractice claims arising from the criminal misdeeds of top executives at Tyco International Ltd., marking the largest single legal payout ever made by that firm and one of the biggest ever by an auditor.

The settlement applies to claims from both Tyco investors, who had filed a class-action lawsuit against the accounting firm in federal court in New Hampshire, and Tyco itself. The agreement was disclosed Friday by PwC, Tyco and the class-action investors.

Tyco's involvement in the PwC deal followed on its agreement in May to settle for $2.98 billion claims brought against it by the same class-action plaintiffs -- removing a cloud of liability that shadowed the conglomerate as it split into three publicly traded companies. As part of that agreement, Tyco allowed investors to pursue its own claims against PricewaterhouseCoopers, while Tyco would pursue claims on behalf of shareholders against former executives, including former Chief Executive L. Dennis Kozlowski.

PwC said in a statement that while it was prepared to defend itself against the claims in the case, "the cost of that defense and the size of the securities class action made settlement the sensible choice for the firm."

Attorneys for Tyco investors said the settlement marked a victory for shareholders. The $225 million payout "sends a message to accounting firms" and will act as a "deterrent to future situations like this," according to Jay Eisenhofer of Grant & Eisenhofer PA, who represented investors in the case. Tyco declined to comment beyond saying that the agreement had been filed.

The PwC settlement ranks among the top 10 legal payouts made by accounting firms related to work on behalf of one company. Ernst & Young LLP's $335 million settlement in 1999 related to work for Cendant Corp. remains the biggest-ever payout by an auditor.

As a percentage of the overall settlement reached by the company and other parties -- an important metric looked at by accounting firms -- the PwC deal represented a payout on its end of about 7% of the total. That is generally in line with payouts by accounting firms, which tend to range from 5% to 15% of total payouts.

While the Tyco case was one of several corporate scandals that rocked markets earlier this decade, it is somewhat unusual in that the malfeasance revolved around compensation issues involving top executives. That contrasted with the kind of bankruptcy-inducing fraud seen in many other scandals such as those at Enron Corp. and WorldCom Inc. In June of 2005, a jury convicted Mr. Kozlowski, and Mark Swartz, Tyco's former chief financial officer, of grand larceny, conspiracy and securities fraud. Both are serving prison sentences in New York.

While PwC stood by its work, the firm's position was potentially undermined when the Securities and Exchange Commission in 2003 barred Richard P. Scalzo, the firm's lead partner on Tyco's audits from 1997 to 2001, from audits of publicly listed companies. The SEC didn't accuse him of deliberately covering up faulty accounting at Tyco, but said he was "reckless" for not heeding warning signs regarding the integrity of the company's management. Mr. Scalzo didn't admit or deny wrongdoing.

Although the PwC settlement with Tyco will have to be approved by class-action investors, and some could drop out to pursue claims individually, the deal mostly brings to a close one of the biggest legal issues for PwC. Other high-profile cases the firm has outstanding are suits related to its work for insurance titan American International Group Inc. and computer maker Dell Inc.

Auditing

Vitesse Explains Firing of KPMG
Why the troubled semiconductor maker thinks KMPG lacks independence.

Stephen Taub, CFO.com
December 26, 2006

Vitesse Semiconductor fired off a brief press release late Friday afternoon before the long holiday weekend clarifying its announcement earlier in the week that it had dismissed KPMG LLP as its auditor "based on its lack of independence."

KPMG's lack of independence, according to the company, is not the result of a conflict of interest uncovered during the company's internal investigation into a slew of accounting and stock option backdating problems. But, the company explained, a conflict now exists because it may sue KPMG for some of those problems.

Earlier last week, Vitesse announced that former members of its senior management team "backdated and manipulated" the grant dates of stock options issued over several years, used improper accounting practices — primarily related to revenue recognition and inventory, and prepared or altered financial records to conceal the questionable practices. That same announcement said the board of directors had dismissed KPMG "based on its lack of independence," but gave no further explanation. In the clarification issued Friday, the company explained that it considered KPMG's independence to be compromised in "consideration of potential claims [Vitesse] may have against KPMG."

In its earlier sweeping announcement concerning its involvement in the backdating scandal, Vitesse also said that, other than former chief executive officer Louis R. Tomasetta, no current member of the board, the compensation committee, or current senior management was aware of improper practices with respect to stock options. Likewise, the company said, only Tomasetta profited from the practices.

The committee also estimated that the total additional expense to Vitesse resulting from the backdating and manipulation of stock options is roughly $120 million since 1995, including about $20 million to $25 million for fiscal years 2002 through 2006.
http://www.cfo.com/article.cfm/8474020

Vitesse Files Lawsuit Against Auditing Firm KPMG Alleging Professional Malpractice

LOS ANGELES--(BUSINESS WIRE)--June 13, 2007--Vitesse Semiconductor Corporation (Pink Sheets:VTSS) today announced it has filed a lawsuit in the Superior Court for the County of Los Angeles against auditing firm KPMG, LLP alleging KPMG failed to properly provide auditing and other services to Vitesse during the time period 1994 to 2000. By way of the Complaint, Vitesse seeks damages in excess of $100 million resulting from KPMG's audit failures.

About Vitesse

Vitesse designs, develops and markets a diverse portfolio of high-performance, cost-competitive semiconductor solutions for communications and storage networks worldwide. Engineering excellence and dedicated customer service distinguish Vitesse as an industry leader in Gigabit Ethernet LAN, Ethernet-over-SONET, Serial Attached SCSI, Optical Transport, and other applications. Vitesse innovation empowers customers to deliver superior products for Enterprise, Access, Metro, and Core applications. Additional company and product information is available at www.vitesse.com.

Vitesse is a registered trademark in the United States and/or other jurisdictions of Vitesse Semiconductor Corporation. All other trademarks or registered trademarks mentioned herein are the property of their respective holders.

Safe Harbor
Statements made in this release that are not historical facts are "forward-looking" statements (as defined in the Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties and are subject to change at any time. These forward-looking statements may include, but are not limited to, statements containing words such as "anticipate," "believe," "plan," "estimate," "expect," "hope," "intend," and similar expressions. Factors that could cause actual results to differ are identified in the public filings made by Vitesse with the Securities and Exchange Commission and include the fact that we have disclosed that you should not rely upon our published financial statements and the fact that we have not filed all of our reports required by the Securities Exchange Act of 1934. More information on factors that could affect our business and financial results are included in our public filings made with the Securities and Exchange Commission, which are available on the web site of the Securities and Exchange Commission, www.sec.gov.

The forward-looking statements involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control. We caution investors that any forward-looking statements made by us are not guarantees of future performance. We disclaim any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

CONTACT: Vitesse
Ronda Grech, +1-805-388-3700
pressrelations@vitesse.com
SOURCE: Vitesse Semiconductor Corporation

Exhibit J

[CHAPMAN CAPITAL L.L.C. LETTERHEAD]

PRESS RELEASE

CHAPMAN CAPITAL TO COMPEL VITESSE SEMICONDUCTOR TO HOLD ANNUAL MEETING
INVESTMENT ADVISOR TO SEEK NOMINEES TO REPLACE DIRECTORS

LOS ANGELES, CA. – JULY 30, 2007 ... Chapman Capital L.L.C., investment advisor to two investment funds that together own 7.2% of Vitesse Semiconductor Corporation (PK:  VTSS; “Vitesse” or “the Company”), today announced that following an exhaustive, one-year effort to encourage Vitesse’s Board of Directors (“the Board”) to come into compliance with core, generally accepted corporate governance standards, it has determined to seek nominees to replace all or part of the Board currently consisting of directors Christopher Gardner, Edward Rogas, Vincent Chan, Alex Daly and Willow Shire.  Vitesse last allowed its owners to elect their representatives on the Board some 18 months ago on January 24, 2006, in clear non-compliance with Section 211 of the Delaware General Corporation Law that required the 2007 annual meeting to be held by February 24, 2007, a date that was within the Delaware-mandated 13 months from the date of Vitesse’s last annual meeting at which directors were elected.

Robert L. Chapman, Jr., Managing Member of Chapman Capital, commented, “Chapman Capital, out of respect for Vitesse’s beleaguered co-owners and dedicated employees, customers, and suppliers, has attempted every means to avoid a proxy fight with Vitesse’s entrenched Board.  This past week, I showed the utmost respect to Mr. Gardner and Ms. Shire by inviting them into my home to discuss the concerns of Vitesse’s institutional and individual owners, both of which groups have continued to plead with Chapman Capital to take legal action in Delaware to compel the overdue election of directors to Vitesse’s Board.  Despite the rational, vitriol-free environment of this meeting, Mr. Gardner’s debriefing to me today indicates that Vitesse’s Board stunningly believes that the Company’s owners will continue to tolerate the preposterous claim that directors, whose own professional negligence or complicity has led to the deficiency of audited financial statements, may hide behind this self-inflicted travesty itself to perpetuate their own control over the same company they have victimized.  Does Vitesse actually think that the United States Securities and Exchange Commission and the State of Delaware support policies and protocols wherein potentially felonious boards -- outside of Vitesse -- could keep hostage a public company and its owners merely by failing to provide audited financial statements to these same owners?”

Regarding Vitesse Semiconductor’s July 17, 2007 announcement of a “process for accepting shareholder recommendations for new directors,” Mr. Chapman stated, “Once again, Vitesse’s Board of Directors has insulted the collective intelligence of the owners who they purportedly serve.  This new ‘process’ of asking owners for ‘recommendations’ of Board candidates has been available to, and taken advantage of by, every public and private company on Earth for decades.  Moreover, nearly three years ago on November 30, 2004, Vitesse’s own bylaws were amended ‘to permit nomination of director candidates by stockholders who are entitled to vote in the election of directors.’  The bottom line is that Vitesse’s Board of Directors has offered nothing new or incremental to its owners, instead apparently seeking to perpetuate absolute veto power over who gets access to Vitesse’s board room and the still-undisclosed Special Committee review of potentially illicit deportment by members of that very same Board.  Chapman Capital’s interest in making that review available to all of Vitesse’s owners only has been heightened by the Board’s refusal to do so itself.  One must question what Messrs. Chris Gardner, Ed Rogas, Vincent Chan, and Alex Daly potentially are trying to hide from Vitesse’s owners by forcing director candidates to endure a completely different filtering process than was just utilized for friend-of-management and questionably-qualified new director Willow B. Shire.”

Chapman Capital expects to file today with the Securities and Exchange Commission a Schedule DEFN14A initiating the process of soliciting proxies from shareholders of the Company.

Chapman Capital L.L.C. is a Los Angeles, CA based investment advisor focusing on takeover and turnaround investing.  The firm is the registered investment advisor to Chap-Cap Partners II Master Fund, Ltd. and Chap-Cap Activist Partners Master Fund, Ltd., the combined owners of approximately 7.2% of Vitesse Semiconductor’s common shares.  Over the past eleven years, Chapman Capital has agitated successfully for the restructuring or sale of over twenty five publicly-traded companies, including recently closed transactions involving Entertainment Distribution Company, Inc./Glenayre Messaging, Carreker Corporation, Sunterra Corporation, Embarcadero Technologies, Inc., and Agile Software Corporation.  Mr. Chapman previously was employed by Goldman Sachs & Co., Scudder Stephens, & Clark, and NatWest Bank USA.  Related news releases, as well as additional information on Chapman Capital, may be found at http://www.chapmancapital.com.

Vitesse Semiconductor Corporation is a Camarillo, CA based technology firm that designs, develops and markets a diverse portfolio of high-performance, cost-competitive semiconductor solutions for communications and storage networks worldwide.  Engineering excellence and dedicated customer service distinguish Vitesse as an industry leader in Gigabit Ethernet LAN, Ethernet-over-SONET, Advanced Switching, Fibre Channel, Serial Attached SCSI (SAS), Optical Transport and other applications.  Vitesse innovation empowers customers to deliver superior products for Enterprise, Access, Metro and Core applications.  Vitesse news releases, as well as additional information on the Company, can be found at http://www.vitesse.com.

THE TRANSMISSION OF THIS COMMUNICATION IN NO WAY OR FORM CONSTITUTES OR SERVES AS A) A SOLICITATION OF PROXIES FROM, OR B) AN EFFORT TO ACT IN CONCERT WITH ANY STOCKHOLDER OF VITESSE SEMICONDUCTOR CORPORATION.  CHAPMAN CAPITAL, UNDER CERTAIN CONDITIONS, INTENDS TO MAKE PRELIMINARY AND DEFINITIVE FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION OF A PROXY STATEMENT AND ACCOMPANYING PROXY CARD TO BE USED TO SOLICIT PROXIES IN CONNECTION WITH THE VITESSSE SEMICONDUCTOR CORPORATION 2007 ANNUAL MEETING.  SECURITY HOLDERS ARE ADVISED TO READ SUCH PROSPECTIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES FROM STOCKHOLDERS OF VITESSE SEMICONDUCTOR CORPORATION FOR USE AT THE 2007 ANNUAL MEETING WHEN AND IF THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROSPECTIVE PROXY SOLICITATION. WHEN AND IF COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO VITESSE SEMICONDUCTOR CORPORATION STOCKHOLDERS AND WILL BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV.  INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROSPECTIVE PROXY SOLICITATION WILL BE CONTAINED IN THE SCHEDULE 13D FILED BY CHAPMAN CAPITAL L.L.C. AND IN AMENDMENTS THERETO.

CONTACT:
R. Jordan Frenkel
Phone: (310) 662-1900 x 209